29

06012046

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Swiss Reinsurance Co.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 3 0 2006
THOMSON FINANCIAL

FILE NO. 82- 4248 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 3/29/06

Annual Report 2005
Financial Statements

82-4248
AR/S
12-31-05

142nd Annual Report
Financial Statements 2005

Contents

The Business Report appears separately.
See Annual Report 2005 – Business Report.

Income statement

For the years ended 31 December

CHF millions	Notes	2004	2005
Revenues			
Premiums earned	15	29439	**27779**
Net investment income	2	4857	**5352**
Net realised investment gains	2	1116	**1249**
Trading revenues	2	438	**343**
Other revenues		243	**286**
Total revenues		36093	**35009**
Expenses			
Claims and claim adjustment expenses	7, 15	–13853	**–14178**
Life and health benefits	15	–9331	**–9521**
Acquisition costs	15	–6325	**–5938**
Amortisation of goodwill	4	–277	**–274**
Other operating costs and expenses		–2940	**–3125**
Total expenses		–32726	**–33036**
Income before income tax expense		3367	**1973**
Income tax expense	10	–892	**–522**
Net income		2475	**1451**
Earnings per share in CHF			
Basic	9	8.00	**4.68**
Diluted	9	7.77	**4.58**

The accompanying notes are an integral part of the Group financial statements.

Balance sheet

As of 31 December

Assets

CHF millions	Notes	2004	2005
Investments	2, 3		
Fixed income securities:			
Available-for-sale, at amortised cost (fair value: 2004: 77 376; 2005: 90 120)		75 273	**88 207**
Trading, at fair value		2 191	**2 550**
Equity securities:			
Available-for-sale, at fair value (cost: 2004: 4 586; 2005: 6 980)		4 959	**8 116**
Trading, at fair value		302	**328**
Mortgages and other loans		6 361	**7 305**
Investment real estate		1 699	**1 557**
Short-term investments, at amortised cost, which approximates fair value		2 412	**4 041**
Other invested assets		2 207	**2 811**
Assets held for linked liabilities		12 619	**14 656**
Total investments		108 023	**129 571**
Cash and cash equivalents		9 504	**8 126**
Accrued investment income		1 295	**1 323**
Premiums and other receivables		9 652	**10 748**
Reinsurance recoverable on unpaid claims and policy benefits	15	6 315	**12 099**
Funds held by ceding companies		15 051	**14 311**
Deferred acquisition costs	5, 15	4 875	**5 378**
Acquired present value of future profits	5	6 736	**6 797**
Goodwill	4	2 482	**2 475**
Income taxes recoverable		683	**466**
Financial services assets		15 627	**23 498**
Other assets		4 197	**4 355**
Total assets		184 440	**219 147**

The accompanying notes are an integral part of the Group financial statements.

The Group has revised the classification between certain balance sheet categories as described in note 1, and adjusted the comparative balance sheet positions.

Liabilities and shareholders' equity

CHF millions	Notes	2004	2005
Liabilities			
Unpaid claims and claim adjustment expenses	7, 15	61619	**71272**
Liabilities for life and health policy benefits	15	43239	**49579**
Provisions for linked liabilities		12629	**14692**
Unearned premiums	15	5748	**6491**
Funds held under reinsurance treaties		8620	**11829**
Reinsurance balances payable		4139	**4237**
Income taxes payable		877	**917**
Deferred income taxes	10	2016	**2125**
Financial services liabilities		15695	**23487**
Short-term debt		693	**1015**
Accrued expenses and other liabilities		4692	**4722**
Long-term debt	6	5296	**5852**
Total liabilities		165263	**196218**
Shareholders' equity			
Common stock, CHF 0.10 par value;			
2004: 322066174; 2005: 322092742 shares authorised and issued		32	**32**
Additional paid-in capital		5833	**5843**
Treasury shares	9	–225	**–297**
Accumulated other comprehensive income:			
Net unrealised investment gains, net of deferred tax		377	**1031**
Foreign currency translation		–2650	**–469**
Total accumulated other comprehensive income		–2273	**562**
Retained earnings		15810	**16789**
Total shareholders' equity		19177	**22929**
Total liabilities and shareholders' equity		184440	**219147**

The accompanying notes are an integral part of the Group financial statements.

Statement of shareholders' equity

CHF millions	Common stock	Additional paid-in capital	Treasury shares	Net unrealised gains/losses, net of tax	Foreign currency translation	Retained earnings	Reserve for own shares	Total
Balance as of 31 December 2003	32	5821		401	–1426	13573	110	18511
Net income						2475		2475
Change in unrealised gains/losses on securities, net (note 2)				–24				–24
Change in foreign currency translation					–1224			–1224
Dividends						–341		–341
Purchase/sale of treasury shares		12	–131					–119
Additional minimum liability, net (note 11)						20		20
Change in accounting policy			–94			83	–110	–121
Balance as of 31 December 2004	32	5833	–225	377	–2650	15810	0	19177
Net income						1451		1451
Change in unrealised gains/losses on securities, net (note 2)				654				654
Change in foreign currency translation					2181			2181
Dividends						–497		–497
Purchase/sale of treasury shares and shares issued under employee plans		10	–72					–62
Additional minimum liability, net (note 11)						25		25
Balance as of 31 December 2005	**32**	**5843**	**–297**	**1031**	**–469**	**16789**	**0**	**22929**

The accompanying notes are an integral part of the Group financial statements.

Statement of comprehensive income

For the years ended 31 December

CHF millions	2004	**2005**
Net income	2475	**1451**
Other comprehensive income:		
Change in foreign currency translation	–1224	**2181**
Change in unrealised gains/losses, net of tax	–24	**654**
Additional minimum liability, net	20	**25**
Comprehensive income	1247	**4311**

The accompanying notes are an integral part of the Group financial statements.

Statement of cash flow

For the years ended 31 December

CHF millions	2004	2005
Cash flows provided/used by operating activities		
Net income	2475	**1451**
Adjustments to reconcile net income to net cash provided/used by operations:		
Depreciation, amortisation and other non-cash items	1271	**796**
Net realised investment gains	–1116	**–1249**
Change in technical provisions, net	1807	**3560**
Change in funds held by ceding companies and other reinsurance balances	2393	**–545**
Change in other assets and liabilities	–154	**17**
Change in income taxes payable/recoverable	389	**211**
Income from equity-accounted investments, net of dividends received	18	**–63**
Change in financial services assets and liabilities	–517	**358**
Net cash provided/used by operating activities	6566	**4536**
Cash flows provided/used by investing activities		
Fixed income securities:		
Proceeds from sale/maturities of investments	35037	**49883**
Purchase of investments	–42216	**–53999**
Net purchase/sale/maturities of short-term investments	–1790	**–1306**
Equity securities:		
Proceeds from sale of investments	7206	**4975**
Purchase of investments	–5379	**–6543**
Cash paid/received for acquisitions/disposals and reinsurance transactions, net	–1300	**633**
Other investments, net	–42	**–209**
Net cash provided/used by investing activities	–8484	**–6566**
Cash flows provided/used by financing activities		
Issuance of long-term debt	1016	**1107**
Issuance/repayment of short-term debt, net	–965	**–599**
Purchase/sale of treasury shares, net	–119	**–65**
Dividends paid	–341	**–497**
Net cash provided/used by financing activities	–409	**–54**
Total net cash provided/used	–2327	**–2084**
Effect of foreign currency translation	–420	**706**
Change in cash and cash equivalents	–2747	**–1378**
Cash and cash equivalents as of 1 January	12251	**9504**
Cash and cash equivalents as of 31 December	9504	**8126**

The accompanying notes are an integral part of the Group financial statements.

The Group has revised the allocation between cash and cash equivalents and short-term investments as described in note 1, and adjusted the comparative balance sheet positions.

Notes to the Group financial statements

1. Organisation and summary of significant accounting policies

Nature of operations

The Swiss Re Group, which is headquartered in Zurich, Switzerland, comprises Swiss Reinsurance Company (the parent company, referred to as "Swiss Re Zurich") and its subsidiaries (collectively, the "Swiss Re Group" or the "Group"). The Group provides reinsurance and other related products and services to insurance companies, clients and others worldwide, through a network of more than 70 offices in over 30 countries as well as through reinsurance brokers.

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with Swiss GAAP FER and comply with Swiss corporate legislation. They include the financial statements of Swiss Re Zurich and its subsidiaries. The presentation requirements of FER 14 have been complied with except that certain financial information has been disclosed in the notes and not in the primary financial statements. All significant intercompany transactions and balances have been eliminated on consolidation.

Under the Financial Reporting Directive of the Swiss Stock Exchange (SWX), issuers of equity securities that are listed in the main trading segment of SWX are required, as of the financial year commencing on or after 1 January 2005, to apply either IFRS or US GAAP. The Admission Board of SWX has exempted the Group from this requirement for the 2005 and 2006 financial statements.

Scope of consolidation

Companies which Swiss Re Zurich directly or indirectly controls through holding a voting majority or otherwise, are consolidated in the Group accounts. Companies which Swiss Re Zurich does not control, but over which Swiss Re Zurich directly or indirectly exercises significant influence, are accounted for using the equity method and are included in other invested assets or in assets held for linked liabilities. The Swiss Re Group's share of net profit or loss in investments accounted for under the equity method is included in net investment income. Equity and net income of these companies are adjusted as necessary to be in line with the Group accounting policies. The results of consolidated subsidiaries and investments accounted for using the equity method are included in the financial statements for the period commencing from the date of acquisition.

Use of estimates in the preparation of financial statements

The preparation of financial statements requires management to make significant estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses as well as the related disclosure including contingent assets and liabilities. The Swiss Re Group's liabilities for unpaid claims and claim adjustment expenses and policy benefits for life and health include estimates for premium, claim and benefit data not received from ceding companies at the date of the financial statements. In addition, the Group uses certain financial instruments and invests in securities of certain entities for which exchange trading does not exist. The Group determines these estimates on the basis of historical information, actuarial analyses, financial modelling and other analytical techniques. Actual results could differ significantly from the estimates described above.

Investments

The Group's investments in fixed income and equity securities are classified as available-for-sale ("AFS") or trading. Fixed income securities AFS are carried at amortised cost. Equity securities AFS are carried at fair value, based on quoted market prices, with the difference between original cost and fair value being recognised in shareholders' equity. Trading fixed income and equity securities are carried at fair value with unrealised gains and losses being recognised in earnings.

The cost of fixed income and equity securities is reduced to fair value, with a corresponding charge to realised investment losses if the decline in value is other than temporary. Subsequent recoveries that are deemed to be a reversal of previously recognised impairment are credited to realised investment gains.

Interest on fixed income securities is recorded in net investment income when earned and is adjusted for the amortisation of any purchase premium or discount. Dividends on equity securities are recorded on the basis of the ex-dividend date. Realised gains and losses on sales are included in earnings and are calculated using the specific identification method.

Mortgages and other loans are carried at amortised cost (effective yield method), net of any allowance for amounts estimated to be uncollectible. Other loans include mortgage participations associated with investment contracts where the contract holders bear the investment risk.

Investment in real estate that the Group intends to hold for the production of income is carried at depreciated cost, net of any write-down for impairment in value. An impairment in value is recognised if the recoverable amount of the real estate asset is less than its carrying value. Impairment in value, depreciation and other related charges or credits are included in net investment income. Investment in real estate held for sale is carried at the lower of cost or fair value, less estimated selling costs, and is not depreciated. Reductions in the carrying value of real estate held for sale are included in realised investment losses.

Short-term investments are carried at amortised cost which approximates fair value. The Group considers highly liquid investments with a remaining maturity at the date of acquisition of one year or less, but greater than three months, to be short-term investments.

Other invested assets include affiliated companies, derivative financial instruments and private equity investments.

The Group enters into security lending arrangements under which it loans certain securities in exchange for collateral and receives securities lending fees. The Group's policy is to require collateral, consisting of cash or securities, equal to at least 102% of the carrying value of the securities loaned. In certain arrangements, the Group may accept collateral of less than 102%, if the structure of the overall transaction offers an equivalent level of security. Cash received as collateral is recognised along with an obligation to return the cash. Securities received as collateral that can be sold or repledged are also recognised along with an obligation to return those securities. Security lending fees are recognised over the term of the related loans.

Derivative financial instruments

The Group uses a variety of derivative financial instruments including swaps, options, forwards, credit derivatives and exchange-traded financial futures as part of an overall risk management strategy. Derivative financial instruments are primarily used as a means of managing exposure to price, foreign currency and/or interest rate risk on planned or anticipated investment purchases, existing assets or liabilities and to lock in attractive investment conditions for funds which become available in the future. The Group recognises all of its derivative instruments on the balance sheet at fair value. Derivatives that are not designated as hedging instruments are adjusted to fair value through earnings. If the derivative is designated as a hedge of the fair value of assets or liabilities, changes in the fair value of the derivative are recognised in earnings, together with changes in the fair value of the related hedged item. If the derivative is designated as a hedge of the variability in expected future cash flows related to a particular risk, changes in the fair value of the derivative are reported in other comprehensive income until the hedged item is recognised in earnings. The ineffective portion of the hedge is recognised in earnings. Derivative financial instrument assets are generally included in other invested assets or financial services assets. Derivative financial instrument liabilities are generally included in accrued expenses and other liabilities or financial services liabilities.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, short-term deposits, certain short-term investments in money market funds, and highly liquid debt instruments with a remaining maturity at the date of acquisition of three months or less.

Deferred acquisition costs

Acquisition costs, which vary with, and are primarily related to, the production of new business, are deferred to the extent they are deemed recoverable from future gross profits. Deferred acquisition costs consist principally of commissions. Deferred acquisition costs associated with property and casualty reinsurance business are amortised in proportion to the property and casualty premiums earned. Future investment income is considered in determining the recoverability of deferred acquisition costs on property and casualty business. Deferred acquisition costs associated with life and health reinsurance business are amortised over the premium-paying period. For investment-type contracts, deferred acquisition costs are amortised in relation to the present value of estimated gross profits.

Acquired present value of future profits

The acquired present value of future profits ("PVFP") of business in force is recorded in connection with the acquisition of life and/or health operations. The initial value is determined actuarially by discounting estimated future gross profits as a measure of the value of business acquired. The resulting asset is amortised on a constant yield basis over the expected revenue recognition period of the business acquired, generally over periods ranging up to 30 years, with the accrual of interest added to the unamortised balance at the earned rate. The carrying value of PVFP is reviewed periodically for indicators of impairment in value. Adjustments to reflect impairment in value are recognised in earnings during the period in which the determination of impairment is made.

Goodwill

The excess of the cost of acquired businesses over the fair value of net assets acquired is recorded as goodwill (purchase method). It is amortised using the straight-line method over periods that correspond to the benefits expected to be derived from the related acquisition. Goodwill is amortised over periods of between 5 and 20 years.

The carrying value of goodwill is reviewed periodically for indicators of impairment in value. Adjustments to reflect an impairment in value are recognised in earnings in the period in which the determination of impairment is made.

Financial services assets and liabilities

The Group uses debt for general corporate purposes and also to fund "Financial services assets and liabilities" (funded business). "Financial services assets and liabilities" are structured with the intention of creating assets and liabilities that generate offsetting market risks (foreign exchange, interest rate, equity, credit). Debt that is strictly used for funded business is classified as operational debt. Operational debt is generally excluded from financial leverage calculations. "Financial services assets and liabilities" are valued according to the relevant principles for the underlying instruments.

Other assets

Other assets include deferred expenses on retroactive reinsurance, prepaid reinsurance premiums, real estate for own use, property, plant and equipment, accrued income and prepaid assets. Real estate for own use, property, plant and equipment are carried at depreciated cost. The excess of estimated liabilities for claims and claim costs payable over consideration received in respect of retroactive property and casualty reinsurance contracts which meet risk transfer tests is recorded as a deferred expense. Deferred expenses on retroactive reinsurance policies are amortised through earnings over the expected claims-paying period.

Capitalised software costs

External direct costs of materials and services incurred to develop or obtain software for internal use, payroll and payroll-related costs for employees directly associated with software development and interest cost incurred while developing software for internal use are capitalised and amortised on a straight-line basis through earnings over three years.

Deferred income taxes

Deferred income tax assets and liabilities are recognised based on the difference between financial statement carrying amounts and the corresponding income tax bases of assets and liabilities using enacted income tax rates and laws. A valuation allowance is recorded against deferred tax assets when it is deemed more likely than not that some or all of the deferred tax asset may not be realised.

Unpaid claims and claim adjustment expenses

Liabilities for unpaid claims and claim adjustment expenses for property and casualty reinsurance contracts are accrued when insured events occur and are based on the estimated ultimate cost of settling the claims, using reports and individual case estimates received from ceding companies. A provision is also included for claims incurred but not reported, which is developed on the basis of past experience adjusted for current trends and other factors that modify past experience. The establishment of the appropriate level of reserves is an inherently uncertain process involving estimates and judgements made by management, and therefore there can be no assurance that ultimate claims and claim adjustment expenses will not exceed the loss reserves currently established. These estimates are regularly reviewed, and adjustments for differences between estimates and actual payments for claims and for changes in estimates are reflected in income in the period in which the estimates are changed or payments are made.

Unpaid property and casualty claims provisions may only be discounted if the payment pattern and ultimate cost are fixed and reasonably determinable, including provisions that are allowed to be discounted under US statutory accounting principles.

Experience features which are directly linked to a reinsurance asset or liability are classified in a manner that is consistent with the presentation of that asset or liability.

Equalisation reserves

Reserves prescribed by local regulatory authorities for future claim fluctuations and for large and catastrophic losses are established and included in the unpaid claims and claim adjustment expenses liabilities.

Liabilities for life and health policy benefits

Liabilities for life and health policy benefits from reinsurance business are generally calculated using the net level premium method, based on assumptions as to investment yields, mortality, withdrawals and policyholder dividends. Assumptions are set at the time the contract is issued or, in the case of contracts acquired by purchase, at the purchase date. The assumptions are based on projections from past experience, making allowance for possible adverse deviation. Interest assumptions for life and health reinsurance benefits liabilities range from 2.25% to 14%. Assumed mortality rates are generally based on experience multiples applied to the actuarial select and ultimate tables commonly used in the industry. Withdrawal assumptions for individual life reinsurance contracts issued by the Group range from 1% to 20% and are based on historical experience.

Liabilities for policy benefits are increased if it is determined that future cash flows, including investment income, are insufficient to cover future benefits and expenses. The liability for accident and health policy benefits consists of active life reserves and the estimated present value of the remaining ultimate net costs of incurred claims. The active life reserves include unearned premiums and additional reserves. The additional reserves are computed on the net level premium method using assumptions for future investment yield, mortality and morbidity experience. The assumptions are based on projections of past experience and include provisions for possible adverse deviation.

Provisions for linked liabilities and assets held for linked liabilities

Linked liabilities include separate account business and other contracts where the Group invests the contract holder's funds, as directed by the contract holder, in designated investment alternatives or in accordance with specific investment objectives or policies. All investment performance, net of contract fees, is passed through to the contract holder. The provisions for linked liabilities represent the current account value of the contract holder's assets. The assets held for linked liabilities are measured according to the relevant principles for the underlying assets. Deferred assets and liabilities are recognised in the relevant balance sheet line items. The change in contract holder liability is debited or credited against the investment return on the assets.

Funds held assets and liabilities

Funds held assets and liabilities include deposits with/from ceding companies and deposit accounted contracts. Contracts which do not meet risk transfer requirements, defined as transferring a reasonable possibility of a significant loss to the reinsurer, are accounted for as deposit contracts. Deposit amounts are adjusted for payments received and made, as well as for amortisation or accretion of interest.

Premiums

Property and casualty reinsurance premiums are recorded when written and include an estimate for written premiums receivable at period end. Premiums earned are generally recognised in income over the contract period in proportion to the amount of reinsurance provided. Unearned premiums consist of the unexpired portion of reinsurance provided. Life reinsurance premiums are earned when due. Related policy benefits are recorded in relation to the associated premium or gross profits so that profits are recognised over the expected lives of the contracts. For investment-type contracts, charges assessed against policyholders' funds for the costs of insurance, surrender charges, actuarial margin and other fees are recorded as income.

Life and health reinsurance premiums for group coverages are generally earned over the term of the coverage. For group contracts that allow experience adjustments to premiums, such premiums are recognised as the related experience emerges.

Reinsurance ceded

The Group uses retrocession arrangements to increase its aggregate underwriting capacity, to diversify its risk and to reduce the risk of catastrophic loss on reinsurance assumed. The ceding of risks to retrocessionaires does not relieve the Group of its obligations to its ceding companies. The Group regularly evaluates the financial condition of its retrocessionaires and monitors the concentration of credit risk to minimise its exposure to financial loss from retrocessionaires' insolvency. Premiums and losses ceded under retrocession contracts are reported as reductions of premiums earned and claims and claim adjustment expenses. Amounts recoverable for ceded claims and claim adjustment expenses and ceded unearned premiums under these retrocession agreements are reported as assets in the accompanying consolidated balance sheet.

The Group provides reserves for uncollectible amounts on reinsurance balances ceded, based on management's assessment of the collectibility of the outstanding balances.

Pensions and other post-retirement benefits

The Group accounts for its pension and other post-retirement benefit costs using the accrual method of accounting. Amounts charged to expense are based on periodic actuarial determinations.

Stock-based employee compensation plans

The Group has a fixed option plan, a restricted share plan, and an employee participation plan. These plans are described in more detail in note 12. The fixed option plan is accounted for using the intrinsic value method. In accordance with the intrinsic value method, the fair value of options is not reflected in earnings, and the pro-forma impact on net income is provided in note 12. The grant date fair value of the restricted shares in the restricted share plan is recognised in earnings.

Treasury shares

Treasury shares are reported at cost in shareholders' equity. Treasury shares also include standalone derivative instruments indexed to the Group's shares as well as embedded derivative instruments indexed to the Group's shares, which are bifurcated from the host contract for accounting purposes.

Foreign currency

Assets and liabilities denominated in foreign currencies are translated at the rates of exchange on the balance sheet date. Revenues and expenses are translated at average exchange rates. Unrealised gains or losses resulting from translation of functional currencies to the reporting currency are included as a separate component of shareholders' equity. Realised currency gains and losses resulting from foreign currency transactions are included in earnings.

Currency exchange rates in CHF per 100 units of foreign currency are as follows:

		2004 Closing rate	2004 Average rate	2005 Closing rate	2005 Average rate
Australian dollar	AUD	89.14	91.63	**96.68**	**94.91**
British pound	GBP	218.31	227.83	**226.26**	**226.40**
Canadian dollar	CAD	94.91	95.63	**112.82**	**102.61**
Euro	EUR	154.55	154.40	**155.46**	**154.82**
Japanese yen	JPY	1.11	1.15	**1.12**	**1.13**
South African rand	ZAR	20.18	19.28	**20.78**	**19.54**
US dollar	USD	113.71	124.71	**131.80**	**124.37**

Earnings per common share

Basic earnings per common share are determined by dividing net income available to shareholders by the weighted average number of common shares entitled to dividends during the year. Diluted earnings per common share reflect the effect on earnings and average common shares outstanding associated with dilutive securities.

Change in basis of presentation

Balance sheet classifications

The Group has revised the classification between cash and cash equivalents and short-term investments. Treasury bills with a remaining maturity at the date of acquisition of three months or less and certain short-term investments in money market funds were reclassified from short-term investments to cash and cash equivalents.

The Group has revised the classification of amounts between unpaid claims and claim adjustment expenses, funds held under reinsurance treaties, funds held by ceding companies and reinsurance balances payable.

The comparative balances in 2004 have been revised accordingly. The reclassifications do not impact net income or shareholders' equity.

2. Investments

Investment income

Net investment income by source was as follows:

CHF millions	2004	2005
Fixed income securities	3489	**3863**
Equity securities	183	**164**
Mortgages and other loans	582	**602**
Investment real estate	121	**130**
Short-term investments	60	**138**
Other current investments	51	**79**
Equity in earnings of equity-accounted investments	23	**76**
Cash and cash equivalents	102	**188**
Deposits with ceding companies	724	**720**
Gross investment income	5335	**5960**
Less investment expenses	–478	**–608**
Net investment income	4857	**5352**

Dividends from investments accounted for using the equity method were CHF 41 million and CHF 13 million in 2004 and 2005, respectively. The Group has refined the classification of expenses related to deposits with ceding companies. The figures for the year ended 31 December 2004 were adjusted accordingly. The Group has revised the classification between cash and cash equivalents and short-term investments. The figures for the year ended 31 December 2004 were adjusted accordingly. The changes do not affect net investment income.

Realised gains and losses

Realised gains and losses for fixed income, equity securities and other investments were as follows:

CHF millions	2004	2005
Fixed income securities:		
Gross realised gains	383	**729**
Gross realised losses	–136	**–225**
Equity securities:		
Gross realised gains	858	**691**
Gross realised losses	–169	**–63**
Net realised gains on other investments	262	**201**
Value readjustments	21	**81**
Value adjustments	–103	**–165**
Net realised investment gains	1116	**1249**

Realised gains and losses do not include the change in market value of trading activities of the Financial Services business segment and the change in market value of derivative financial instruments classified as cash flow hedges.

Trading revenues

Trading revenues generated by the trading activities of the Financial Services business segment were as follows:

CHF millions	2004	**2005**
Gross trading revenues	842	**900**
Interest expense	–404	**–557**
Trading revenues	438	**343**

Investments available-for-sale

Amortised cost or cost and estimated fair values of investments in fixed income and equity securities classified as available-for-sale were as follows:

As of 31 December 2004 CHF millions	Amortised cost or cost	Gross unrealised gains	Gross unrealised losses	Estimated fair value
Debt securities issued by governments and government agencies:				
United States	19388	216	–274	19330
Germany	6082	59	–17	6124
United Kingdom	6672	46	–63	6655
Canada	4204	465	–6	4663
France	4026	52	–4	4074
Other	9300	177	–12	9465
Total	49672	1015	–376	50311
Corporate debt securities	18082	1400	–47	19435
Mortgage and asset-backed securities	7519	150	–39	7630
Fixed income securities available-for-sale	75273	2565	–462	77376
Equity securities available-for-sale	4586	491	–118	4959

As of 31 December 2005 CHF millions	Amortised cost or cost	Gross unrealised gains	Gross unrealised losses	Estimated fair value
Debt securities issued by governments and government agencies:				
United States	24983	342	–478	24847
Germany	6387	44	–32	6399
United Kingdom	6239	149	–20	6368
Canada	4553	839	–10	5382
France	2803	45	–9	2839
Other	10425	173	–47	10551
Total	55390	1592	–596	56386
Corporate debt securities	19953	1148	–144	20957
Mortgage and asset-backed securities	12864	88	–175	12777
Fixed income securities available-for-sale	**88207**	**2828**	**–915**	**90120**
Equity securities available-for-sale	**6980**	**1256**	**–120**	**8116**

As of 31 December 2004 and 2005, fixed income securities available-for-sale with a carrying value of CHF 8 522 million and of CHF 13 917 million, respectively, were lent to third parties that have the right to sell or repledge the borrowed securities. In addition, as of 31 December 2004 and 2005, fixed income securities available-for-sale with a carrying value of CHF 184 million and CHF 115 million, respectively, were lent to third parties that do not have the right to sell or repledge the borrowed securities.

The following table shows the fair value and unrealised losses of the Group's fixed income securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealised loss position, as of 31 December 2004 and 2005. A continuous decline in the value of equity securities available-for-sale for longer than twelve months is considered other-than-temporary and recognised as net realised investment gains/losses in the income statement. Therefore, as of 31 December 2004 and 2005, the gross unrealised loss on equity securities available-for-sale of CHF 118 million and CHF 120 million, respectively, shown in the above table relates to declines in value for less than 12 months.

As of 31 December 2004 CHF millions	Less than 12 months Fair value	 Unrealised losses	12 months or more Fair value	 Unrealised losses	Total Fair value	 Unrealised losses
Debt securities issued by governments and government agencies	20124	212	5522	164	25646	376
Corporate debt securities	1784	26	332	21	2116	47
Mortgage and asset-backed securities	3336	31	171	8	3507	39
Total	25244	269	6025	193	31269	462

As of 31 December 2005 CHF millions	**Less than 12 months** Fair value	 Unrealised losses	**12 months or more** Fair value	 Unrealised losses	**Total** Fair value	 Unrealised losses
Debt securities issued by governments and government agencies	24830	311	9118	285	33948	596
Corporate debt securities	5581	117	513	27	6094	144
Mortgage and asset-backed securities	7141	131	1179	44	8320	175
Total	**37552**	**559**	**10810**	**356**	**48362**	**915**

An assessment of whether an other-than-temporary decline in the value of equity and fixed income securities available-for-sale has occurred is based on a case-by-case evaluation of the reasons for the decline in value. This evaluation includes: (a) an assessment of the duration and extent of the decline in value; (b) review of the financial performance and outlook for the economic environment and industry in which the issuer operates; (c) review of the financial performance and outlook for the issuer compared to industry peers; and (d) analysis of any other factors, including credit rating, that may adversely affect the ability of the security to recover in value in the short term. Other-than-temporary declines in the value of equity and fixed income securities available-for-sale are recognised as net realised investment gains/losses in the income statement.

Investments by original currency

The Group's investment portfolio at carrying value is comprised of concentrations in the following major currencies:

As of 31 December 2004 CHF millions	USD	EUR	GBP	CAD	CHF	Other	Total
Fixed income securities	43732	16584	9113	4503	295	3237	77464
Equity securities	829	1143	911	71	1021	1286	5261
Mortgages/other loans	4789	1189	8	18	354	3	6361
Assets held for linked liabilities	937	436	11130		77	39	12619
Other	3148	1268	645	169	1047	41	6318
Total	53435	20620	21807	4761	2794	4606	108023

As of 31 December 2005 CHF millions	USD	EUR	GBP	CAD	CHF	Other	Total
Fixed income securities	55305	17533	8697	5284	344	3594	90757
Equity securities	2722	1454	973	233	800	2262	8444
Mortgages/other loans	5614	1270	7	22	390	2	7305
Assets held for linked liabilities	1395	874	12167	10	152	58	14656
Other	4345	1531	635	895	913	90	8409
Total	**69381**	**22662**	**22479**	**6444**	**2599**	**6006**	**129571**

The Group has revised the classification between cash and cash equivalents and short-term investments. As of 31 December 2004, the figures for the category "other" were adjusted accordingly.

Maturity of fixed income securities available-for-sale

The amortised cost or cost and estimated fair values of investments in fixed income securities by remaining maturity are shown below. Fixed maturity investments are assumed not to be called for redemption prior to the stated maturity date. As of 31 December 2004 and 2005, CHF 2048 million and CHF 2250 million, respectively, of fixed income securities were callable or had call options in the instruments' structure.

As of 31 December CHF millions	Amortised cost or cost	2004 Estimated fair value	Amortised cost or cost	**2005** Estimated fair value
Due in one year or less	3187	3199	**6503**	**6495**
Due after one year through five years	34356	34479	**26973**	**26827**
Due after five years through ten years	12614	13066	**19165**	**19339**
Due after ten years	17668	19076	**22702**	**24682**
Mortgage and asset-backed securities with no fixed maturity	7448	7556	**12864**	**12777**
Total fixed income securities	75273	77376	**88207**	**90120**

Assets on deposit or pledged

As of 31 December 2004 and 2005, securities with a carrying value of CHF 599 million and CHF 663 million, respectively, were on deposit with regulatory agencies in accordance with local requirements.

As of 31 December 2004 and 2005, investments with a carrying value of approximately CHF 7839 million and CHF 8823 million, respectively, were placed on deposit or pledged to secure certain reinsurance liabilities.

Mortgages, loans and real estate

As of 31 December 2004 and 2005, investments in mortgages and other loans and real estate comprised the following:

As of 31 December CHF millions	Carrying value	2004 Fair value	Carrying value	2005 Fair value
Mortgages and other loans	6361	6361	**7305**	**7305**
Investment real estate	1699	2569	**1557**	**2451**

As of 31 December 2004 and 2005, the Group's investment in mortgages and other loans included CHF 192 million and CHF 206 million, respectively, of loans due from employees and CHF 404 million and CHF 396 million, respectively, due from officers. These loans generally consist of mortgages offered at variable and fixed interest rates.

The Group's investment in mortgages and other loans included CHF 1 119 million and CHF 1 200 million of mortgage participations associated with investment contracts as of 31 December 2004 and 2005, respectively. Contract holders bear the investment risk related to mortgage participations. Fair value for other loans is considered to be equal to carrying value.

As of 31 December 2004 and 2005, investments in real estate included nil and CHF 9 million, respectively, of real estate held for sale.

Depreciation expense related to income-producing properties was CHF 36 million and CHF 36 million for 2004 and 2005, respectively. Accumulated depreciation on investment real estate totalled CHF 566 million and CHF 577 million as of 31 December 2004 and 2005, respectively.

Substantially all mortgages and other loans receivable are secured by buildings, land or the underlying policies. The ultimate collectibility of the receivables is evaluated regularly and an appropriate allowance for uncollectible amounts is established.

Development of real estate and investments in affiliated companies

CHF millions	Investment real estate	2004 Affiliated companies	Investment real estate	2005 Affiliated companies
Balance as of 1 January	1646	618	**1699**	**595**
Effect of foreign currency translation	–17	–11	**25**	**24**
Depreciation	–36		**–36**	
Additions/sales/interest in equity	25	–11	**–100**	**11**
Realised gains/losses	81	–1	**37**	
Transfers			**–68**	
Balance as of 31 December	1699	595	**1557**	**630**

Assets held for linked liabilities

Assets held for linked liabilities by asset category were as follows:

As of 31 December CHF millions	2004	**2005**
Equity securities trading	8857	11147
Equity accounted participations	1341	657
Other	2421	2852
Assets held for linked liabilities	12619	**14656**

Other includes fixed income securities trading, separate account assets, and other assets. The fair value of assets held for linked liabilities was CHF 12 629 million and CHF 14 692 million as of 31 December 2004 and 2005, respectively.

In the year ended 31 December 2005, the assets held for linked liabilities generated net realised gains of CHF 1 396 million (2004: CHF 496 million) and net investment income of CHF 751 million (2004: CHF 257 million).

Cash and cash equivalents

Cash and cash equivalents include short-term deposits with a carrying value of CHF 7 236 million and CHF 6 080 million as of 31 December 2004 and 2005, respectively. The Group has revised the classification between cash and cash equivalents and short-term investments in 2005.

3. Derivative financial instruments

The Group uses a variety of derivative financial instruments including swaps, options, forwards, credit derivatives and exchange-traded financial futures in its trading and hedging strategies, in line with the Group's overall risk management strategy. The objectives include managing exposure to price, foreign currency and/or interest rate risk on planned or anticipated investment purchases, existing assets or liabilities, as well as locking in attractive investment conditions for future available funds.

The fair values represent the gross carrying value amounts at the reporting date for each class of derivative contract held or issued by the Group. The fair values are not an indication of credit risk, as many over-the-counter transactions are contracted and documented under ISDA master agreements or their equivalent. Management believes that such agreements provide for legally enforceable set-off in the event of default, which substantially reduces credit exposure.

The maximum potential loss assuming non-performance by all counterparties, and based on the market replacement cost at 31 December 2004 and 2005, approximated CHF 2 479 million and CHF 2 889 million, respectively. These values are net of amounts offset pursuant to rights of set-off and qualifying master netting arrangements with various counterparties.

The fair value of derivatives outstanding at 31 December 2004 and 2005 is as follows:

CHF millions	31 December 2004 Positive fair value	Negative fair value	Carrying value assets/ liabilities	**31 December 2005** Positive fair value	Negative fair value	Carrying value assets/ liabilities
Interest rate contracts						
Forwards and futures	10	–3	7	**26**	**–5**	**21**
Options				**9**	**–5**	**4**
Swaps	2 280	–2 312	–32	**3 133**	**–3 213**	**–80**
Total	2 290	–2 315	–25	**3 168**	**–3 223**	**–55**
Equity and index contracts						
Forwards and futures	14	–4	10	**4**	**-23**	**–19**
Options	1 128	–1 673	–545	**2 009**	**–2 357**	**–348**
Total	1 142	–1 677	–535	**2 013**	**–2 380**	**–367**
Foreign currency						
Swaps	2 195	–1 987	208	**1 017**	**–1 218**	**–201**
Total	2 195	–1 987	208	**1 017**	**–1 218**	**–201**
Other derivatives						
Credit derivatives	510	–438	72	**805**	**–619**	**186**
Weather derivatives	61	–53	8	**56**	**–81**	**–25**
Other	69	–256	–187	**190**	**–176**	**14**
Total	640	–747	–107	**1 051**	**–876**	**175**
Total derivative financial instruments	6 267	–6 726	–459	**7 249**	**–7 697**	**–448**

The Group has refined the definition of contract value, previously referred to as notional or contractual amounts. The amounts as per 31 December 2004 have been adjusted accordingly, increasing the contract values for other derivatives by CHF 28 665 million and leaving the remaining categories unchanged. The contract values of derivatives represent the total amounts of the underlying transactions and are not a quantification of market risk or credit risk. Contract amounts are used to calculate contractual cash flows to be exchanged and are not paid or received, except for certain contracts such as currency swaps. These amounts are the sum of all outstanding positions, therefore inflating the contract values, in particular in the trading books containing a considerable proportion of offsetting positions. The contract amounts of derivatives at 31 December 2004 and 2005 are CHF 664 003 million and CHF 942 985 million, respectively. Of these amounts CHF 461 074 million and CHF 637 413 million are interest instruments, CHF 37 068 million and CHF 92 418 million are equity and index instruments, CHF 62 158 million and CHF 71 391 million are currency instruments and the remaining CHF 103 703 million and CHF 141 763 million are other derivatives.

4. Acquisitions and dispositions

On 18 November 2005, the Group announced the agreement to acquire General Electric Insurance Solutions from General Electric Company (GE) in a USD 6.8 billion transaction, subject to closing adjustments. The consideration to be paid to GE will consist of cash, Swiss Re shares, Mandatory Convertibles and Notes. As a result, GE is expected to hold in excess of 10% of Swiss Re shares. Closing of the transaction is subject to regulatory approvals and other customary contractual closing conditions.

Goodwill

During the years ended 31 December 2004 and 2005, goodwill of CHF 277 million and CHF 274 million, respectively, was amortised.

As of 31 December 2004 and 2005, the balance of accumulated goodwill amortisation was CHF 1 570 million and CHF 2 033 million, respectively.

The Group systematically amortises goodwill over periods up to 20 years depending on specific factors. The amount charged in any one year can vary due to foreign exchange and other factors. Despite this, goodwill is amortised within the originally determined periods.

5. Deferred acquisition costs (DAC) and acquired present value of future profits (PVFP)

CHF millions	2004 DAC	2004 PVFP	2005 DAC	2005 PVFP
Balance as of 1 January	4 754	5 952	**4 875**	**6 736**
Deferred	4 844		**4 107**	
Effect of acquisitions/disposals and reinsurance transactions		1 470		**–396**
Amortisation	–4 501	–395	**–4 103**	**–385**
Effect of foreign currency translation	–222	–507	**499**	**842**
Change in accounting policy		216		
Balance as of 31 December	4 875	6 736	**5 378**	**6 797**

Retroceded DAC and PVFP may arise on retrocession of reinsurance portfolios, including reinsurance undertaken as part of a securitisation. The associated potential retrocession recoveries are determined by the nature of the retrocession agreements and by the terms of the securitisation.

The percentage of the PVFP which is expected to be amortised in each of the next five years is 5%, 5%, 4%, 4% and 4%, respectively.

6. Debt

The Group enters into long- and short-term debt arrangements to obtain funds for general corporate use and specific transaction financing. The Group defines long-term debt as debt having a maturity at the balance sheet date of greater than one year. The Group's long-term debt as of 31 December 2005 was as follows:

Long-term debt

Senior debt

Maturity	Instrument	Issued in	Currency	*Nominal* in millions	*Interest* rate	Book value *in CHF* millions
2007	Trust-preferred Stock (Trups)[1]	1997	USD	42	8.72%	65
2007	Insurance-linked Placement	2003	USD	4	6.99%	5
2007	Straight Bond	1997	CHF	500	3.75%	500
2007	Mandatory Convertible Bond	2004	EUR	672	6.13%	1 011
2007	EMTN	2005	GBP	30	3M Libor + 1bp	68
2007	EMTN	2005	CHF	250	3M Libor + 0.5bp	250
2008	Mandatory Convertible Bond	2005	CHF	1 000	6.00%	1 107
2008	Private Placement (step-up)	2001	CHF	100	3.60%	100
2008	EMTN	2005	GBP	90	3M Libor + 5bp	204
2008	EMTN	2005	JPY	8 100	3M Libor	90
2008	EMTN	2005	USD	150	4.13%	197
2009	EMTN (Index-linked Notes)	2002	EUR	10	Index	16
2009	3 EMTN	2004	EUR	20	Various	31
2009	EMTN	2004	JPY	5 000	0.81%	56
2009	EMTN	2005	JPY	3 000	0.41%	34
2009	3 EMTN (Zero coupon Notes)	2004	USD	53	Various	69
2009	EMTN	2005	CHF	300	1.25%	298
2010	EMTN (Amortising Bond)	2003	GBP	50	4.38%	113
2010	EMTN	2005	CZK	300	2.88%	16
2010	2 EMTN	2005	CHF	625	Various	625
2013	EMTN (Index-linked Notes)	2001	USD	10	Index	13
2015	EMTN (Straight Bond)	2001	CHF	150	4.00%	150
2017	Credit-linked Note	2000	USD	9	Various	11
Various	CAD Cash Collateral	2004	CAD	560	Various	635
Various	Payment Undertaking Agreements	2000	USD	145	Various	231
Various	Payment Undertaking Agreements	2001	USD	100	Various	164
Various	Payment Undertaking Agreements	2002	USD	541	Various	790
Various	Payment Undertaking Agreements	2003	USD	181	Various	271
Various	Payment Undertaking Agreements	2004	USD	46	Various	63
Total senior debt as of 31 December 2005						**7 183**
Total senior debt as of 31 December 2004						5 436

[1] Assumed in the acquisition of Life Re Corporation

Total senior debt as reported above is comprised of the following components:

CHF millions	31 December 2004	**31 December 2005**
Senior financial debt	2064	**2794**
Senior operational debt	3372	**4389**
Total	5436	**7183**

Subordinated debt

Maturity	Instrument	Issued in	Currency	Nominal in millions	Interest rate...	...to first reset in	Book value in CHF millions
2021	Convertible Bond	2001	USD	1150	3.25%	2011	1493
–	Subordinated Perpetual Loan	1998	DEM	340	6M Libor + 40bp	2008	270
–	Subordinated Perpetual Loan	1998	DEM	400	5.71%	2008	318
–	Subordinated Perpetual Loan	1998	CHF	300	6M Libor + 37.5bp	2008	300
–	Subordinated Perpetual Loan	1998	DEM	110	6M Libor + 45bp	2010	87
–	Subordinated Perpetual Bond (SUPERBs)	1999	CHF	600	3.75%	2011	590
Total subordinated debt as of 31 December 2005							**3058**
Total subordinated debt as of 31 December 2004							3232

Total financial debt reported in the financial statements as long-term debt is comprised of the following components:

CHF millions	31 December 2004	**31 December 2005**
Senior financial debt	2064	**2794**
Subordinated financial debt	3232	**3058**
Total	5296	**5852**

Swiss Re uses debt to finance general corporate purposes but also to fund "Financial services assets and liabilities" (funded business). "Financial services assets and liabilities" are structured with the intention of creating assets and liabilities that generate offsetting market risks (foreign exchange, interest rate, equity, credit). Debt that is strictly used for funded business is classified as operational debt and is included in financial services liabilities. Operational debt is generally excluded from financial leverage calculations.

Interest expense on long-term debt

Interest expense on long-term debt for the years ended 31 December 2004 and 2005, respectively, was as follows:

CHF millions	2004	**2005**
Senior financial debt	85	**105**
Senior operational debt	130	**146**
Subordinated financial debt	134	**124**
Total	349	**375**

In July 1997, the Group issued a straight bond with a face value of CHF 500 million, bearing interest at 3.75%, maturing on 2 July 2007, in exchange for proceeds of CHF 511 million.

In May 1998, the Group issued CHF 1 010 million of multi-currency subordinated debt with a perpetual term, bearing interest at the rate of six-month Libor plus 37.5 basis points for the first tranche of CHF 300 million, six-month Libor plus 40 basis points for a tranche of DEM 340 million, six-month Libor plus 45 basis points for a tranche of DEM 110 million, payable semi-annually, and 5.71% for a tranche of DEM 400 million, payable annually. The loan is subordinated in the event of liquidation to all senior creditors of Swiss Re Zurich, but will be paid in priority to all holders of its equity.

In June 1999, the Group issued CHF 600 million in subordinated perpetual debt, with an interest rate of 3.75% for 12 years, resetting to six-month Libor plus 100–140 basis points thereafter, depending upon the rating of Swiss Re.

In 2000, the Group entered into three Payment Undertaking Agreements (PUAs), which are a form of financing transaction in which a counterparty deposits funds with the Group having fixed repayment terms and interest rates on the deposited funds. In 2001 and 2002, respectively, three and seventeen additional PUAs were taken out by the Group. In 2003, the Group entered into sixteen PUAs. In 2004, the Group issued two PUAs for a total amount of USD 43 million with fixed interest rates of 5.23% and 5.24%. Both have maturities of 20 years. All interest rate risk is hedged to a one or three-month Libor benchmark.

During 2001 the Group issued a private placement in Switzerland, which is a form of financing transaction. The private placement was issued in June in the amount of CHF 100 million and is due in 2008 with a coupon of 3.60%.

In June 2001, the Group issued a straight bond under the European Medium Term Note (EMTN) programme, totalling CHF 150 million with a coupon of 4.00% and a 14-year maturity.

In October 2001, the Group issued USD 10 million of index-linked notes under the EMTN programme. The notes have a maturity of 12 years and interest payments based on the three-month Libor, as well as an index-related component.

In November 2001, concurrent with its global equity offering, the Group issued USD 1 150 million of subordinated convertible bonds. The bonds have a maturity of 20 years and a fixed coupon of 3.25% during the first 10 years, which will be reset to a floating six-month Libor plus 180 basis points for the last 10 years. Up to and including 21 November 2011, the bonds can be converted into Swiss Re shares at a price of CHF 207.19 per share with a fixed USD exchange rate of 1.6641. The bonds have been issued by the Group and are unconditionally and irrevocably guaranteed on a subordinated level.

In June 2002, the Group issued under the EMTN programme index-linked notes, totalling EUR 10 million with a seven-year maturity.

In August 2003, the Group issued a GBP 70 million bond under the EMTN programme, with a coupon of 4.38% which is repayable annually over 7 years, ending April 2010.

In the first half of 2004, the Group issued three zero coupon notes under the EMTN programme, totalling USD 56 million, with a five-year maturity.

In July 2004, the Group issued a mandatory convertible bond totalling EUR 672 million with an interest rate of 6.13% due in 2007. The securities will automatically convert into Swiss Re shares in three years (see note 9).

In the second half of 2004, the Group issued a note under the EMTN programme, totalling EUR 10 million with an interest rate of 6.00% for the first two years, and two notes totalling EUR 10 million with an interest rate of 4.00% for the first three years, due in 2009.

In October 2004, the Group issued a note under the EMTN programme, totalling JPY 5 000 million with an interest rate of 0.81% due in 2009.

In September and December 2004, the Group received cash collateral totalling CAD 560 million to secure counterparty risk arising from a basket of credit default swaps which mature in 2009 and 2010.

The Group recognised insurance-linked and credit-linked securities totalling USD 13 million because the Group was the primary beneficiary as of 1 January 2004.

In March 2005, the Group issued GBP 30 million under the EMTN programme, due in March 2007, bearing interest at a floating rate of three-month Libor plus 1 basis point and CZK (Czech Republic Crowns) 300 million, due in March 2010, with a fixed interest rate of 2.875%.

In April 2005, the Group issued CHF 600 million under the EMTN programme, with a five-year maturity and a coupon of 2%, and in May, CHF 25 million with a five-year maturity and a coupon of 1.765%.

In June 2005, the Group issued GBP 90 million under the EMTN programme, with a three-year maturity and a coupon of three-month Libor plus 5 basis points and a further JPY 3 000 million with a four-year maturity and a coupon of 0.41%.

In August 2005, the Group issued JPY 8 100 million under the EMTN programme, with a three-year maturity and a coupon of three-month Libor and a further CHF 300 million with a four-year maturity and a coupon of 1.25%.

In September 2005, the Group issued USD 150 million under the EMTN programme, with a three-year maturity and a coupon of 4.125%.

In October 2005, the Group issued CHF 250 million under the EMTN programme, with a two-year maturity and a coupon of three-month Libor plus 0.5 basis points.

In December 2005, the Group issued a mandatory convertible bond totalling CHF 1 000 million with an interest rate of 6% due in 2008. The securities will automatically convert into Swiss Re shares in three years (see note 9).

7. Unpaid claims and claim adjustment expenses

Asbestos and environmental claims exposure

The Group's obligation for claims payments and claims settlement charges also includes obligations for long-latent injury claims arising out of policies written prior to 1985, in particular in the area of US asbestos and environmental liability.

A reconciliation of the beginning and ending reserve balances for asbestos, environmental and other long-latent liability claims and claim adjustment expenses for the periods presented is as follows:

CHF millions	2004	**2005**
Balance as of 1 January	1 879	**1 524**
Reinsurance recoverable	–204	**–167**
Net claims reserve	1 675	**1 357**
Claims incurred	–20	
Claims paid	–181	**–187**
Effect of foreign currency translation	–117	**205**
Net claims reserve	1 357	**1 375**
Reinsurance recoverable	167	**186**
Balance as of 31 December	1 524	**1 561**

The Group maintains an active commutation strategy to reduce exposure. When commutation payments are made, the traditional "survival ratio" is artificially reduced by premature payments which should not imply a reduction in reserve adequacy.

The Group provisions are the undiscounted value of potential ultimate claims payments and claims settlement charges, less amounts paid to date.

Provisions for long-latent injury claims outstanding at 31 December 2005 reflect the estimated future trend of claims payments and claims settlement charges. Due to the inherent uncertainties and assumptions on which these estimates are based, however, the Group cannot exclude the need to make further additions to these provisions in the future.

8. Personnel expenses

CHF millions	2004	**2005**
Salaries	1 383	**1 464**
Employee benefits	355	**375**

The Group had 8 882 employees at 31 December 2005, compared to 8 359 at 31 December 2004. Employees as of 31 December 2005 include 295 employees relating to the first time inclusion of Pro Insurance Solutions.

9. Shareholders' equity

All of the Group's reinsurance companies prepare statutory financial statements based on local laws and regulations. Most jurisdictions require reinsurers to maintain a minimum amount of capital in excess of a statutory definition of net assets or maintain certain minimum capital and surplus levels. In addition, some jurisdictions place certain restrictions on amounts that may be loaned or transferred to the parent company. The Group's ability to pay dividends may be restricted by these requirements.

Share data

CHF millions (except share data)	2004	**2005**
Basic earnings per share		
Income available to common shares	2 475	**1 451**
Weighted average common shares outstanding	309 274 654	**309 827 189**
Net income per share in CHF	8.00	**4.68**
Effect of dilutive securities		
Change in income available to common shares due to convertible bonds	48	**72**
Change in average number of shares due to convertible bonds and employee options	15 279 024	**23 025 708**
Diluted earnings per share		
Income available to common shares assuming debt conversion and exercise of options	2 523	**1 523**
Weighted average common shares outstanding	324 553 678	**332 852 897**
Net income per share in CHF	7.77	**4.58**

In 2004, Swiss Re purchased 9 236 800 call options to offset the exposure to deliver Swiss Re shares under the Convertible bond issued in 2001 (see "Treasury shares").

Treasury shares (and related instruments)

As of 31 December 2004 and 2005, the Group held 933 128 and 206 449 treasury shares, respectively. These shares are available for stock-based compensation plans and other corporate purposes.

In 2005, 2 948 105 treasury shares were acquired at an average price of CHF 81.41 and 3 674 784 shares were sold at an average price of CHF 83.27, including 1 203 134 treasury shares delivered to employees in connection with stock-based compensation plans.

As of 31 December 2004, the Group was short 335 000 call options. In 2005, 2 880 000 call options were sold at an average price of CHF 0.95. As of 31 December 2005, the Group was not short any call options.

As of 31 December 2004 and 2005, the Group was short 465 000 and 262 000 put options, respectively. In 2005, 1 505 000 put options were sold at an average price of CHF 5.26. Also, the Group was long no put options as of 31 December 2004 and 262 000 put options as of 31 December 2005.

Furthermore, in 2004 Swiss Re purchased derivatives, indexed to Swiss Re shares, with respect to stock-based compensation plans and to offset the exposure to deliver Swiss Re shares under the convertible bond, issued in 2001. The underlying shares, previously committed to the convertible bond issued in 2001, were reallocated to the mandatory convertible bond, issued in 2004. In 2005, Swiss Re purchased derivatives with respect to stock-based compensation plans, indexed to Swiss Re shares. For the above hedging transactions, in 2004 and 2005, 10 436 524 and 1 200 000 call options were acquired at an average price of CHF 15.37 and CHF 22.67, respectively. As of 31 December 2004 and 2005, the Group held 10 436 524 and 11 636 524 call options, respectively.

The mandatory convertible issued in 2005 includes a conversion feature which is bifurcated from the host contract for accounting purposes. In accordance with the Group's accounting policies, this bifurcation also impacts the 2004 mandatory convertible. The bifurcated conversion features total CHF 96 million.

10. Income taxes

The Group is generally subject to corporate income taxes based on the taxable net income in various jurisdictions in which the Group operates. The components of the income tax charge were:

CHF millions	2004	**2005**
Current taxes	175	**534**
Deferred taxes	717	**–12**
Income tax expense	892	**522**

The components of deferred income taxes were as follows:

CHF millions	2004	2005
Deferred tax assets		
Technical provisions	952	**862**
Income accrued/deferred	481	**422**
Unrealised losses on investments	573	**408**
Benefit on loss carryforwards	2298	**1981**
Other	944	**1196**
Gross deferred tax assets	5248	**4869**
Valuation allowance	–1461	**–1175**
Total	3787	**3694**
Deferred tax liabilities		
Present value of future profits	2205	**2272**
Income accrued/deferred	220	**459**
Bond amortisation	281	**326**
Deferred acquisition costs	414	**317**
Technical provisions	1038	**936**
Unrealised gains on investments	611	**608**
Other	1034	**901**
Total	5803	**5819**
Deferred income taxes	2016	**2125**

As of 31 December 2005, the Group had CHF 5677 million foreign net operating tax loss carryforwards, expiring as follows: CHF 331 million in 2007, CHF 66 million in 2008, CHF 36 million in 2009, CHF 140 million in 2010 and CHF 5104 million after 2010. The Group also had capital loss carryforwards of CHF 424 million, expiring as follows: CHF 2 million in 2006, CHF 21 million in 2007, CHF 5 million in 2008, CHF 384 million in 2009, CHF 3 million in 2010 and CHF 9 million after 2010.

Income taxes paid in 2004 and 2005 were CHF 421 million and CHF 282 million, respectively.

11. Benefit plans

Defined benefit pension plans and post-retirement benefits

The Group sponsors various funded defined benefit pension plans. Employer contributions to the plans are charged to income on a basis which recognises the costs of pensions over the expected service lives of employees covered by the plans. The Group's funding policy for these plans is to contribute annually at a rate that is intended to maintain a level percentage of compensation for the employees covered. A full valuation is prepared at least every three years.

The Group also provides certain health-care and life insurance benefits for retired employees and their dependants. Employees become eligible for these benefits when they become eligible for pension benefits.

The measurement date of these plans is 30 September for each year presented.

CHF millions	Swiss plans pension benefits 2004	**2005**	Foreign plans pension benefits 2004	**2005**	Other benefits 2004	**2005**
Benefit obligation as of 1 January	2321	**2454**	1115	**1332**	517	**519**
Service cost	94	**96**	51	**49**	37	**28**
Interest cost	85	**90**	68	**80**	23	**21**
Amendments					−18	**2**
Actuarial gains/losses	50	**257**	−18	**188**	−19	**42**
Benefits paid	−96	**−94**	−36	**−48**	−12	**−12**
Acquisitions/disposals			172			
Reclassification/curtailment				**−5**		
Effect of foreign currency translation			−20	**116**	−9	**20**
Benefit obligation as of 31 December	2454	**2803**	1332	**1712**	519	**620**
Fair value of plan assets as of 1 January	2240	**2362**	734	**944**		
Actual return on plan assets	102	**283**	73	**146**		
Company contribution	116	**127**	72	**60**	12	**12**
Benefits paid	−96	**−94**	−36	**−48**	−12	**−12**
Acquisitions/disposals			131			
Effect of foreign currency translation			−30	**89**		
Fair value of plan assets as of 31 December	2362	**2678**	944	**1191**		
Reconciliation of balance sheet						
Funded status	−92	**−125**	−388	**−521**	−519	**−620**
Unrecognised losses/gains	595	**656**	233	**344**	31	**73**
Unrecognised prior service cost	35	**32**	4	**4**	−62	**−55**
Unrecognised transition obligation/asset	−12					
Additional minimum liability gross:						
Intangible assets			−4	**−1**		
Accumulated other comprehensive income			−95	**−66**		
Net amount recognised	526	**563**	−250	**−240**	−550	**−602**
Amounts recognised in the balance sheet consist of						
Prepaid benefit cost	526	**563**	36	**127**		
Accrued benefit liability			−286	**−367**	−550	**−602**
Net amount recognised	526	**563**	−250	**−240**	−550	**−602**

CHF millions	Swiss plans pension benefits 2004	2005	Foreign plans pension benefits 2004	2005	Other benefits 2004	2005
Components of net periodic benefit cost						
Service cost (net of participant contributions)	94	**96**	51	**49**	37	**28**
Interest cost	85	**90**	68	**80**	23	**21**
Expected return on assets	–114	**–114**	–59	**–68**		
Amortisation of:						
Net gain/loss	22	**28**	12	**14**	1	**–2**
Prior service cost	3	**3**	1	**2**	-5	**–8**
Transition obligation/asset	–25	**–12**				
Effect of settlement, curtailment and termination			6	**–5**		
Net periodic benefit cost	65	**91**	79	**72**	56	**39**

The accumulated benefit obligation (the current value of accrued benefits excluding future salary increases) for pension benefits was CHF 3 350 million and CHF 3 973 million as of 31 December 2004 and 2005, respectively.

Principal actuarial assumptions

	Swiss plans pension benefits 2004	2005	Foreign plans pension benefits weighted average 2004	2005	Other benefits weighted average 2004	2005
a) Assumptions used to determine obligations at the end of the year						
Discount rate	3.8%	**3.0%**	5.8%	**5.2%**	4.3%	**3.7%**
Rate of compensation increase	2.3%	**2.3%**	4.8%	**4.8%**		
b) Assumptions used to determine net periodic pension costs for the year ended						
Discount rate	3.8%	**3.8%**	5.8%	**5.8%**	4.5%	**4.3%**
Expected long-term return on plan assets	5.0%	**5.0%**	7.0%	**6.8%**		
Rate of compensation increase	2.3%	**2.3%**	4.6%	**4.8%**		
c) Assumed medical trend rates at year end						
Medical trend – initial rate					6.9%	**7.0%**
Medical trend – ultimate rate					4.3%	**4.4%**
Year that the rate reaches the ultimate trend rate					2015	**2015**

The expected long-term rates of return on plan assets are based on long-term expected inflation, interest rates, risk premiums and targeted asset category allocations. The estimates take into consideration historical asset category returns.

Assumed health-care cost trend rates have a significant effect on the amounts reported for the health-care plans. A one percentage point change in assumed health-care cost trend rates would have had the following effects for 2005:

CHF millions	1 percentage point increase	1 percentage point decrease
Effect on total of service and interest cost components	12	–9
Effect on post-retirement benefit obligation	111	–86

Plan asset allocation by asset category

The actual asset allocation by major asset category for defined benefit pension plans as of the respective measurement dates in 2004 and 2005, and the target allocation for 2006, are as follows:

	Swiss plans actual allocation		Foreign plans actual allocation		Swiss plans	Foreign plans
	2004	**2005**	2004	**2005**	target allocation	
Asset category						
Equity securities	32%	**37%**	56%	**58%**	**25%–45%**	**49%–61%**
Debt securities	46%	**42%**	40%	**40%**	**30%–65%**	**35%–52%**
Real estate	17%	**17%**			**15%–25%**	
Other	5%	**4%**	4%	**2%**	**0%–5%**	**0%–17%**
Total	100%	**100%**	100%	**100%**	**100%**	**100%**

Actual asset allocation is determined by a variety of current economic and market conditions and considers specific asset class risks.

Equity securities include Swiss Re common stock of CHF 10 million (0.3% of total plan assets) and CHF 12 million (0.3% of total plan assets) as of 31 December 2004 and 2005, respectively.

The Group's pension plan investment strategy is based on a diversified mix of equities, debt securities, real estate and other investments. The strategic objective is to optimise the return on the plan assets, the pension expense and the funding status of the plans. Tactical allocation decisions that reflect this strategy are made on a quarterly basis.

Expected contributions and estimated future benefit payments

The employer contributions expected to be made in 2006 to the defined benefit pension plans are CHF 181 million and to the post-retirement benefit plan are CHF 14 million.

As of 31 December 2005, the projected benefit payments, which reflect expected future service, not adjusted for transfers in and for employees' voluntary contributions, are as follows:

CHF millions	Swiss plans pension benefits	Foreign plans pension benefits	Other benefits
2006	111	49	13
2007	111	53	14
2008	115	57	16
2009	121	61	17
2010	124	66	18
Years 2011–2015	666	415	114

Defined contribution pension plans

The Group sponsors a number of defined contribution plans to which employees and the Group make contributions. The accumulated balances are paid as a lump sum at the earlier of retirement, termination, disability or death. The amount expensed in 2004 and in 2005 was CHF 16 million and CHF 19 million, respectively.

12. Stock compensation plans

As of 31 December 2004 and 2005, the Group had the stock-based compensation plans described below.

Fixed option plan

Under the fixed option plan, the exercise price of each option equals the market price of the shares on the date of the grant. Options issued vest at the end of the fourth year and have a maximum life of ten years.

A summary of the activity of the Group's fixed stock option plan is as follows:

	Weighted average exercise price in CHF	2004 shares	Weighted average exercise price in CHF	**2005 shares**
Outstanding, 1 January	134	8488600	**128**	**9388984**
Options granted	93	1301150	**84**	**1215750**
Options exercised	60	−3000	**70**	**−13500**
Options sold	131	−52500	**155**	**−190940**
Options forfeited	130	−345266	**117**	**−142250**
Outstanding, 31 December	128	9388984	**122**	**10258044**
Exercisable, 31 December		2769840		**4199580**
Weighted average fair value of options granted during the year per share	27		**20**	

The following table summarises the status of fixed stock options outstanding as of 31 December 2005:

Range of exercise price in CHF	Number of options	Weighted average remaining contractual life in years	Weighted average exercise price in CHF
60–74	1917490	6.9	68
82–100	2526650	8.7	85
140–187	5813904	4.8	155
60–187	**10258044**	**6.2**	**122**

The fair value of each option grant is estimated on the date of the grant using a binomial option-pricing model, with the following weighted average assumptions used for grants in 2004 and 2005, respectively: dividend yield of 2.0% and 3.0%; expected volatility of 33.1% and 30.0%; risk-free interest rate of 1.7% and 1.9%; expected life of 6.0 and 6.0 years.

The Group does not recognise compensation expense at fair value for the fixed option plan. If compensation expense had been recognised at fair value, the Group's net income and earnings per share would approximate the pro-forma amounts in the following table:

CHF millions	2004	2005
Net income, as reported	2475	**1451**
Less: total stock-based employee compensation expenses determined under the fair value method, net of related tax effects	–34	**–31**
Pro-forma net income	2441	**1420**
Earnings per share		
Basic – as reported	8.00	**4.68**
Basic – pro-forma	7.89	**4.58**
Diluted – as reported	7.77	**4.58**
Diluted – pro-forma	7.67	**4.48**

The employee compensation expense reflects the four-year vesting period of options.

Restricted shares

The Group introduced a restricted share plan during 2004 to complement the fixed option plan. In addition, restricted bonus shares were issued during 2004 and 2005.

Under these plans, 301 251 and 361 929 restricted shares were granted in 2004 and 2005, respectively, at a price of CHF 93 and CHF 83 per share, which equals the market price of the shares on the date of grant. The shares issued vest at the end of the fourth year.

Employee participation plan

Swiss Re's employee participation plan consists of a savings scheme lasting two or three years. Employees combine regular savings with the purchase of either actual or tracking options. Swiss Re contributes to the employee savings.

At maturity, the employee either receives shares or cash equal to the accumulated savings balance, or the employee may elect to exercise the options.

In 2004 and 2005, 287 477 and 1 068 610 options, respectively, were issued to cover the duration of the schemes incepting in those years. The Group contributed CHF 17 million and CHF 15 million, respectively, to the plan.

13. Commitments and contingent liabilities

As of 31 December 2004 and 2005, the Group had outstanding guarantees of CHF 13 650 million and CHF 18 024 million, respectively.

At 31 December 2005, CHF 16 681 million (2004: CHF 12 242 million) were guarantees on all present and future obligations in respect of Sale & Repurchase Agreements or Global Master Securities Lending Agreements, with expiry dates up to 2036. CHF 1 343 million (2004: CHF 1 408 million) were guarantees issued to third parties in respect of obligations of a number of subsidiaries of the Group with varying expiry dates.

As a participant in limited investment partnerships, the Group commits itself to making available certain amounts of investment funding, callable by the partnerships for periods of up to 10 years. The total commitments remaining uncalled as of 31 December 2004 and 2005 were CHF 586 million and CHF 869 million, respectively.

As part of its regular business, the Group makes capital (equity, debt) available to clients, contingent on the occurrence of a defined event.

The Group had four guarantees as of 31 December 2004 and 2005, which primarily indemnify the purchasers of former Group entities for possible run-off losses or claims for pending litigation.

The Group enters into a number of guarantees, limited by the underlying business, with purchasers of former Group entities, regulators and others, with varying terms in the ordinary course of business.

As part of its normal business operations, the Group enters into a number of lease agreements. Such agreements, which are operating leases, total the following obligations for the next five years and thereafter:

As of 31 December 2005	CHF millions
2006	53
2007	58
2008	33
2009	26
2010	24
After 2010	132
Total	**326**

The corresponding lease expenses incurred in 2004 and 2005 were CHF 48 million and CHF 53 million, respectively.

The Group enters into a number of contracts in the ordinary course of reinsurance and financial services business which, if the Group's credit rating and/or defined statutory measures decline to certain levels, would require the Group to post collateral or obtain guarantees. The contracts typically provide alternatives for recapture of the associated business.

In the normal course of business operations, the Group is involved in various claims, lawsuits and regulatory matters. In the opinion of management, the disposition of these or any other legal matters, except as disclosed in this note, is not expected to have a material adverse effect on the Group's business, consolidated financial position or results of operations.

11 September 2001

The Group directly underwrote approximately 25% of the excess coverage for the USD 3.5 billion in first party insurance obtained by the lessees of the World Trade Center.

After the destruction of the World Trade Center the Group initiated litigation against the lessees, its lenders and the Port Authority of New York and New Jersey in the United States District Court for the Southern District of New York to obtain a declaration of the Group's rights and obligations with respect to all parties in interest. The defendants filed counterclaims and joined other insurers in the lawsuit.

On 3 May 2004, a jury found that the Group had bound coverage on a policy form under which, according to a previous court decision, the insureds may recover from Swiss Re a maximum of Swiss Re's 25% share of the USD 3.5 billion policy limit. As a result, the Group's exposure for claims related to the attack on the World Trade Center remains consistent with the existing loss estimates. The court denied the defendants' post-verdict motions seeking to set aside the verdict. The defendants then filed a notice of appeal, which is scheduled to be heard by the appellate court on 7 March 2006. A decision on the appeal will be rendered sometime after the 7 March 2006 hearing.

The insureds have also claimed entitlement to an immediate lump sum distribution of a full policy limit plus approximately USD 250 million in prejudgment interest. On 8 June 2005, the court denied the insureds' motion for summary judgment that sought an order requiring Swiss Re to pay its full policy limit plus prejudgment interest. Swiss Re then moved for an order dismissing these claims. Swiss Re's motion remains pending without a hearing date.

The Group also provided approximately 25% of the USD 1.5 billion excess coverage to the Port Authority of New York and New Jersey. The Port Authority is the lessor of the World Trade Center and owns additional property in and around the World Trade Center complex. The Port Authority's separate property damage claim was being adjusted in the ordinary course until March 2005 when representatives of the Port Authority indicated the Port Authority intended to pursue a "two occurrence" claim under its separate property insurance coverage. Swiss Re filed a declaratory judgment action against the Port Authority on 27 September 2005 seeking to limit its liability under the Port Authority coverage to a single policy limit. The litigation against the Port Authority is in the earliest stages. The Port Authority has moved to dismiss or stay the case pending final resolution of the Silverstein litigation. Swiss Re has opposed the Port Authority's motion. No hearing date has been scheduled.

14. Assets under management

The Group acts as manager for certain pooled funds that operate similarly to mutual funds and for third-party invested assets. As of 31 December 2004 and 2005, net third-party assets under management at market value were CHF 58 649 million and CHF 72 447 million, respectively.

15. Information on business segments

The Group provides reinsurance and financial services throughout the world through three business segments. These business segments are determined by the organisational structure. The business segments in place as at 31 December 2005 are Property & Casualty, Life & Health and Financial Services, which includes the Credit Solutions, Capital Management and Advisory and Asset Management business sectors. The Risk Solutions business sector is included in the Property & Casualty business segment. The comparative business segment information is re-presented accordingly. The Corporate Centre provides direction and Group-level support to the business segments.

The main expenses excluded from the measurement of segments are goodwill amortisation, interest expenses, indirect taxes and income taxes.

Net investment income and realised investment gains are allocated to the business segments based on the net investment income and realised investment gains of the legal entities that are operated by these business segments. Where one entity is utilised by two or more business segments, the net investment income and realised investment gains are allocated to these business segments using technical reserves and other information as a key for the allocation. The Financial Services business segment provides investment management services to the other business segments, and includes the fees charged in net investment income. These fees are based on service contracts.

Financial Services provides structuring support for certain transactions, for example insurance-linked securities, issued on behalf of the business segments. The Financial Services business segment includes the fees charged in net investment income. The business segments provide origination services for certain transactions underwritten and accounted for within another business segment. The commissions are included in acquisition costs.

The Financial Services and Property & Casualty business segments present certain income statement items in a different format to the Group. These items are reclassified to the Group income statement format in the reconciliation column. The main reclassifications are to allocate certain fee income from fees and commissions to net investment income, and certain investment expenses from other operating costs and expenses to net investment income. The reclassifications do not affect operating income.

a) Business segment results

2004 CHF millions	Property & Casualty	Life & Health	Financial Services	Corporate Centre	Other	Reconciliation	Total
Revenues							
Premiums earned	18336	10205	898				29439
Net investment income	1597	3178	49		27	6	4857
Net realised investment gains	927	133	30		26		1116
Trading revenues	17		421				438
Fees, commissions and other revenues	11		344		39	–151	243
Total revenues	20888	13516	1742		92	–145	36093
Expenses							
Claims and claim adjustment expenses; life and health benefits	–13408	–9331	–445				–23184
Acquisition costs	–3834	–2177	–314				–6325
Amortisation of goodwill					–277		–277
Other operating costs and expenses	–919	–704	–666	–343	–453	145	–2940
Total expenses	–18161	–12212	–1425	–343	–730	145	–32726
Operating income/loss	2727	1304	317	–343	–638	0	3367

2005 CHF millions	Property & Casualty	Life & Health	Financial Services	Corporate Centre	Other	Reconciliation	Total
Revenues							
Premiums earned	16359	10512	908				27779
Net investment income	1942	3251	71		51	37	5352
Net realised investment gains	810	401	20		18		1249
Trading revenues	27		316				343
Fees, commissions and other revenues	72		379		20	–185	286
Total revenues	**19210**	**14164**	**1694**		**89**	**–148**	**35009**
Expenses							
Claims and claim adjustment expenses; life and health benefits	–13851	–9521	–327				–23699
Acquisition costs	–3414	–2229	–295				–5938
Amortisation of goodwill					–274		–274
Other operating costs and expenses	–920	–771	–706	–401	–475	148	–3125
Total expenses	**–18185**	**–12521**	**–1328**	**–401**	**–749**	**148**	**–33036**
Operating income/loss	**1025**	**1643**	**366**	**–401**	**–660**	**0**	**1973**

b) Supplementary income statement information

Premiums, claims and claim adjustment expenses and acquisition costs are reported net of retrocession in the Group's income statement. Gross, retroceded and net amounts for these items were as follows:

2004 CHF millions	Property & Casualty	Life & Health	Financial Services	Total
Premiums				
Premiums written, gross	18944	11721	1067	31732
Premiums written, retro	–980	–1515	–59	–2554
Premiums written, net	17964	10206	1008	29178
Change in unearned premiums, gross	528	–1	–141	386
Change in unearned premiums, retro	–156		31	–125
Change in unearned premiums, net	372	–1	–110	261
Premiums earned	18336	10205	898	29439
Claims				
Claims paid, gross	–12271	–8651	–400	–21322
Claims paid, retro	1774	1246	10	3030
Claims paid, net	–10497	–7405	–390	–18292
Change in unpaid claims and claim adjustment expenses; life and health benefits, gross	–1587	–2165	–29	–3781
Change in unpaid claims and claim adjustment expenses; life and health benefits, retro	–1565	239	–26	–1352
Change in unpaid claims and claim adjustment expenses; life and health benefits, net	–3152	–1926	–55	–5133
Change in equalisation reserves	241			241
Claims and claim adjustment expenses; life and health benefits	–13408	–9331	–445	–23184
Acquisition costs				
Acquisition costs, gross	–4008	–2519	–316	–6843
Acquisition costs, retro	174	342	2	518
Acquisition costs, net	–3834	–2177	–314	–6325

2005 CHF millions	Property & Casualty	Life & Health	Financial Services	Total
Premiums				
Premiums written, gross	17259	12119	1077	30455
Premiums written, retro	–856	–1616	–56	–2528
Premiums written, net	16403	10503	1021	27927
Change in unearned premiums, gross	–3	2	–113	–114
Change in unearned premiums, retro	–41	7		–34
Change in unearned premiums, net	–44	9	–113	–148
Premiums earned	**16359**	**10512**	**908**	**27779**
Claims				
Claims paid, gross	–11937	–9068	–395	–21400
Claims paid, retro	596	1306	6	1908
Claims paid, net	–11341	–7762	–389	–19492
Change in unpaid claims and claim adjustment expenses; life and health benefits, gross	–3530	–1412	–169	–5111
Change in unpaid claims and claim adjustment expenses; life and health benefits, retro	407	–347	231	291
Change in unpaid claims and claim adjustment expenses; life and health benefits, net	–3123	–1759	62	–4820
Change in equalisation reserves	613			613
Claims and claim adjustment expenses; life and health benefits	**–13851**	**–9521**	**–327**	**–23699**
Acquisition costs				
Acquisition costs, gross	–3507	–2624	–297	–6428
Acquisition costs, retro	93	395	2	490
Acquisition costs, net	**–3414**	**–2229**	**–295**	**–5938**

c) Supplementary balance sheet information

Unpaid claims and claim adjustment expenses, liabilities for life and health policy benefits and unearned premiums are reported gross in the Group's balance sheet. Gross and retroceded amounts for these and other items were as follows:

2004 CHF millions	Property & Casualty	Life & Health	Financial Services	Total
Assets				
Reinsurance recoverable				
Reinsurance recoverable on paid and unpaid claims	1 694	1 090	12	2 796
Reinsurance recoverable on life and health policy benefits		3 519		3 519
Total	1 694	4 609	12	6 315
Deferred acquisition costs	1 109	3 658	108	4 875
Prepaid reinsurance premiums[1]	115		37	152
Deferred expense on retroactive reinsurance[1]	1 034			1 034
Liabilities				
Provisions for profit commissions[2]	989	352	3	1 344
Unpaid claims and claim adjustment expenses				
Unpaid claims and claim adjustment expenses	47 831	11 280	1 331	60 442
Equalisation reserves				1 177
Total				61 619
Life and health policy benefits		43 239		43 239
Unearned premiums	5 208	158	382	5 748

[1] These balances are included in other assets.
[2] These balances are included in reinsurance balances payable.

The Group has revised the classification of amounts between unpaid claims and claim adjustment expenses, funds held under reinsurance treaties and reinsurance balances payable (see note 1).

2005 CHF millions	Property & Casualty	Life & Health	Financial Services	Total
Assets				
Reinsurance recoverable				
Reinsurance recoverable on paid and unpaid claims	2276	1506	259	4041
Reinsurance recoverable on life and health policy benefits		8058		8058
Total	**2276**	**9564**	**259**	**12099**
Deferred acquisition costs	**1231**	**3989**	**158**	**5378**
Prepaid reinsurance premiums[1]	**85**		**43**	**128**
Deferred expense on retroactive reinsurance[1]	**1051**			**1051**
Liabilities				
Provisions for profit commissions[2]	**966**	**566**	**4**	**1536**
Unpaid claims and claim adjustment expenses				
Unpaid claims and claim adjustment expenses	56532	12655	1516	70703
Equalisation reserves				569
Total				**71272**
Life and health policy benefits		**49579**		**49579**
Unearned premiums	**5791**	**166**	**534**	**6491**

[1] These balances are included in other assets.
[2] These balances are included in reinsurance balances payable.

d) Property & Casualty business segment – by line of business (incl Risk Solutions)

2004 CHF millions	Property Traditional	Liability Traditional	Motor Traditional	Accident Traditional	Specialty Lines Traditional	Property & Casualty Traditional excl Risk Solutions	Risk Solutions Traditional	Total Traditional	Non-Traditional	Total
Revenues										
Premiums earned	4660	3930	2284	679	2361	13914	1800	15714	2622	18336
Expenses										
Claims and claim adjustment expenses	–2516	–3612	–1872	–355	–1724	–10079	–1346	–11425	–1983	–13408
Acquisition costs	–898	–876	–410	–145	–488	–2817	–206	–3023	–811	–3834
Other operating costs and expenses	–264	–176	–101	–36	–131	–708	–125	–833	–86	–919
Underwriting result	982	–734	–99	143	18	310	123	433	–258	175
Claims ratio in %	54.0	91.9	81.9	52.3	73.0	72.4	74.8	72.7		
Expense ratio in %	24.9	26.8	22.4	26.6	26.2	25.4	18.4	24.5		
Combined ratio in %	78.9	118.7	104.3	78.9	99.2	97.8	93.2	97.2		

2005 CHF millions	Property Traditional	Liability Traditional	Motor Traditional	Accident Traditional	Specialty Lines Traditional	**Property & Casualty Traditional excl Risk Solutions**	Risk Solutions Traditional	**Total Traditional**	Non-Traditional	**Total**
Revenues										
Premiums earned	4649	3492	2072	812	2189	**13214**	1657	**14871**	1488	**16359**
Expenses										
Claims and claim adjustment expenses	–3350	–3516	–1532	–525	–1615	**–10538**	–2117	**–12655**	–1196	**–13851**
Acquisition costs	–926	–765	–401	–172	–507	**–2771**	–182	**–2953**	–461	**–3414**
Other operating costs and expenses	–256	–132	–119	–42	–125	**–674**	–127	**–801**	–119	**–920**
Underwriting result	**117**	**–921**	**20**	**73**	**–58**	**–769**	**–769**	**–1538**	**–288**	**–1826**
Claims ratio in %	72.1	100.7	73.9	64.7	73.8	**79.7**	127.8	**85.1**		
Expense ratio in %	25.4	25.7	25.1	26.3	28.8	**26.1**	18.6	**25.2**		
Combined ratio in %	97.5	126.4	99.0	91.0	102.6	**105.8**	146.4	**110.3**		

e) Life & Health business segment – by line of business

2004 CHF millions	Life	Health	Total
Revenues			
Premiums earned	8417	1788	10205
Net investment income	2557	621	3178
Net realised investment gains	60	73	133
Total revenues	11034	2482	13516
Expenses			
Claims and claim adjustment expenses; life and health benefits	–7677	–1654	–9331
Acquisition costs	–1715	–462	–2177
Other operating costs and expenses	–584	–120	–704
Total expenses	–9976	–2236	–12212
Operating income	1058	246	1304
Operating result, excluding non-participating net realised investment gains[1]	1049	173	1222
Operating revenues[1]	11025	2409	13434
Management expense ratio in %	5.3	5.0	5.2
Return on operating revenues in %	9.5	7.2	9.1

2005 CHF millions	Life	Health	Total
Revenues			
Premiums earned	8711	1801	10512
Net investment income	2549	702	3251
Net realised investment gains	321	80	401
Total revenues	**11581**	**2583**	**14164**
Expenses			
Claims and claim adjustment expenses; life and health benefits	–7813	–1708	–9521
Acquisition costs	–1745	–484	–2229
Other operating costs and expenses	–653	–118	–771
Total expenses	**–10211**	**–2310**	**–12521**
Operating income	**1370**	**273**	**1643**
Operating result, excluding non-participating net realised investment gains[1]	**1140**	**193**	**1333**
Operating revenues[1]	11351	2503	13854
Management expense ratio in %	5.8	4.7	5.6
Return on operating revenues in %	10.0	7.7	9.6

[1] Net realised investment gains in which policyholders directly participate of CHF 51 million and CHF 91 million for 2004 and 2005, respectively, are included in operating revenues and in the operating result.

f) Financial Services business segment – by business sector

2004 CHF millions	Credit Solutions	Capital Management and Advisory	Asset Management	Total
Revenues				
Premiums earned	883	15		898
Net investment income	47	2		49
Net realised investment gains	27	3		30
Trading revenues	98	323		421
Fees and commissions		128	216	344
Total revenues	1 055	471	216	1 742
Expenses				
Claims and claim adjustment expenses	–445			–445
Acquisition costs	–314			–314
Operating costs	–66	–401	–199	–666
Total expenses	–825	–401	–199	–1 425
Operating income	230	70	17	317

2005 CHF millions	Credit Solutions	Capital Management and Advisory	Asset Management	Total
Revenues				
Premiums earned	883	25		908
Net investment income	60	11		71
Net realised investment gains	20			20
Trading revenues	46	270		316
Fees and commissions	–4	139	244	379
Total revenues	**1 005**	**445**	**244**	**1 694**
Expenses				
Claims and claim adjustment expenses	–327			–327
Acquisition costs	–295			–295
Operating costs	–78	–414	–214	–706
Total expenses	**–700**	**–414**	**–214**	**–1 328**
Operating income	**305**	**31**	**30**	**366**

The Asset Management business sector provides investment management services to other business sectors. These management services fees are included in fees and commissions.

g) Gross premiums written by country

CHF millions	2004	2005
United States	15172	**13622**
United Kingdom	2616	**2744**
Germany	2015	**1866**
France	1128	**1221**
Switzerland	945	**1202**
Canada	992	**968**
Italy	1158	**908**
Australia	936	**845**
Netherlands	717	**666**
Other	6053	**6413**
Total	31732	**30455**

h) Gross premiums written by line of business

CHF millions	2004	2005
Property	6263	**6282**
Liability	6136	**4294**
Motor	2668	**2350**
Engineering	1131	**1239**
Accident	807	**1134**
Credit/surety	1019	**1052**
Marine	976	**1027**
Aviation and space	555	**549**
Other lines	456	**409**
Total non-life	20011	**18336**
Life	9798	**10207**
Health	1923	**1912**
Total life/health	11721	**12119**
Total	31732	**30455**

16. Subsidiaries, equity investees and variable interest entities

Subsidiaries and equity investees

	Share capital (CHF millions)	Affiliation in % as of 31.12.2005	Method of consolidation
Europe			
Switzerland			
Diax Holding	9	37.26	e
European Reinsurance Company of Zurich	312	100	f
SR Institutional Funds[1]	12 854	99.65	f
Swiss Re Asset Management (Switzerland) AG	15	100	f
Swiss Re Partnership Holding AG	0	100	f
Xenum Finance AG	1	42.50	e
Germany			
Swiss Re Germany AG	70	100	f
Swiss Re Germany Holding AG	78	100	f
United Kingdom			
Aberdeen Far Eastern Emerging Economies Unit Trust[1]	1 998	32.8	e
Banian Investments UK Ltd.	1	100	f
Calico Leasing (GB) Ltd.	79	100	f
Cyrenaic Investments (UK) Ltd.	1 358	100	f
Dex Hold Ltd.	0	100	f
European Credit and Guarantee Insurance PCC Ltd.	10	100	f
Fox-Pitt, Kelton Group Ltd. and group companies	0	100	f
Life Assurance Holding Corporation Ltd.	165	100	f
Palatine Insurance Company Ltd.	17	100	f
Princess Management & Insurance Ltd.	3	49.99	e
Reassure UK Life Assurance Company Ltd.	228	100	f
SR Delta Investments (UK) Ltd.	15	100	f
SR International Business Insurance Company Ltd.	278	100	f
Swiss Re Capital Markets Ltd.	79	100	f
Swiss Re Financial Services Ltd.	16	100	f
Swiss Re GB Plc.	1 445	100	f
Swiss Re Life & Health UK Ltd.	430	100	f
Swiss Re Properties Ltd.	0	100	f
Swiss Re Services Ltd.	5	100	f
Swiss Re Specialised Investments Holdings (UK) Ltd.	2	100	f
Swiss Reinsurance Company UK Ltd.	1 072	100	f
The Mercantile & General Reinsurance Company Ltd.	316	100	f
XSMA Ltd.	34	100	f
Windsor Life Assurance Company Ltd.	7	100	f

Method of consolidation:
f full
e equity
1 Net asset value instead of share capital

	Share capital (CHF millions)	Affiliation in % as of 31.12.2005	Method of consolidation
Ireland			
Pegasus Strategic Investment Company Plc.[1]	357	100	f
Swiss Re International Treasury (Ireland) Ltd.	0	100	f
Swiss Re Ireland Ltd.	131	100	f
Swiss Re Life & Health (Ireland) Ltd.	1	100	f
Italy			
Swiss Re Italia SpA	23	100	f
Luxembourg			
Swiss Re Management (Luxembourg) S.A.	12	100	f
Swiss Re Treasury (Luxembourg) S.A.	163	100	f
Netherlands			
Algemene Levensherverzekering Maatschappij N.V.	8	100	f
Atradius	88	34.95	e
Calam C.V.	0	100	f
Reassurantie Maatschappij Nederland N.V.	12	100	f
Swiss Re Life & Health Nederland N.V.	5	100	f
Swiss Re Nederland Holding B.V.	1	100	f
France			
Frasecur Société d'Investissement à Capital Variable[1]	147	99.95	f
Hungary			
Swiss Re Treasury (Hungary) Ltd.	0	100	f
Malta			
Swiss Re Finance (Malta) Ltd.	2 980	100	f
North America			
Barbados			
Accra Holdings Corporation	21	100	f
Atlantic International Reinsurance Company Ltd.	6	100	f
European Finance Reinsurance Company Ltd.	7	100	f
European International Holding Company Ltd.	216	100	f
European International Reinsurance Company Ltd.	210	100	f
Gasper Funding Corporation	0	100	f
Stockwood Reinsurance Company, Ltd.	1	100	f
Underwriters Reinsurance Company (Barbados) Ltd.	21	100	f

	Share capital (CHF millions)	Affiliation in % as of 31.12.2005	Method of consolidation
Bermuda			
30 St Mary Axe (Bermuda) L.P.	192	100	f
Englewood Ltd.	0	100	f
Life Re International, Ltd.	0	100	f
Old Fort Insurance Company Ltd.	0	100	f
Securitas Allied (Bermuda) L.P.	0	58.55	f
SwissRe Capital Management (Bermuda) Ltd.	0	100	f
SwissRe Finance (Bermuda) Ltd.	0	100	f
SwissRe Investments (Bermuda) Ltd.	0	100	f
Canada			
Swiss Re Holdings (Canada) Inc.	133	100	f
Swiss Re Life & Health Canada	128	100	f
Swiss Reinsurance Company Canada	12	100	f
Cayman Islands			
Ampersand Investments (UK) Ltd.	0	100	f
Dunstanburgh Finance (Cayman) Ltd.	0	100	f
Farnham Funding Ltd.	5	100	f
SR Cayman Holdings Ltd.	0	100	f
SV Corinthian Investments Ltd.	5	100	f
Swiss Re Dorus Investment Ltd.	5	100	f
Swiss Re Funding (UK) Ltd.	0	100	f
Swiss Re Hedge Funds SPC	395	100	f
Swiss Re Strategic Investments (UK) Ltd.	0	100	f
United States			
Conning & Company and group companies	0	100	f
Facility Insurance Corporation	1	100	f
Facility Insurance Holding Corporation	0	100	f
Fort Wayne Health & Casualty Insurance Company	7	100	f
Life Re Capital Trust I	4	100	f
North American Capacity Insurance Company	6	100	f
North American Elite Insurance Company	5	100	f
North American Specialty Insurance Company	6	100	f
Reassure America Life Insurance Company	3	100	f
Sage Life Holdings of America Inc.	16	100	f
Southwestern Life Insurance Company	4	100	f
Swiss Re Alternative Assets LLC	0	100	f
Swiss Re America Holding Corporation	0	100	f
Swiss Re Asset Management (Americas) Inc.	16	100	f
Swiss Re Atrium Corporation	1	100	f
Swiss Re Capital Markets Corporation	0	100	f
Swiss Re Financial Products Corporation	0	100	f

Method of consolidation:
f full
e equity

	Share capital (CHF millions)	Affiliation in % as of 31.12.2005	Method of consolidation
Swiss Re Financial Services Corporation	0	100	f
Swiss Re Life & Health America Holding Company	0	100	f
Swiss Re Life & Health America Inc.	5	100	f
Swiss Re Management Corporation	0	100	f
Swiss Reinsurance America Corporation	8	100	f
Valley Forge Life Insurance Company	3	100	f
Washington International Insurance Company	8	100	f
Australia			
Swiss Re Australia Ltd.	19	100	f
Swiss Re Life & Health Australia Ltd.	0	100	f
The Mercantile and General Reinsurance Company of Australia Ltd.	13	100	f
Africa			
South Africa			
Swiss Re Life & Health Africa Ltd.	0	100	f
Swiss Re Africa Ltd.	2	100	f

Variable interest entities

The Group holds variable interests in an entity due to a modified coinsurance agreement, certain insurance-linked and credit-linked securitisations, private equity limited partnerships and other entities, which meet the definition of a variable interest entity (VIE).

The insurance-linked and credit-linked securitisations transfer pre-existing insurance or credit risk to the capital markets through the issuance of insurance-linked or credit-linked securities. In insurance-linked securitisations, the securitisation vehicle initially assumes the insurance risk through insurance contracts. In credit-linked securitisations, the securitisation vehicle initially assumes the credit risk through credit default swaps.

The securitisation vehicle generally retains the issuance proceeds as collateral. The variable interests arise through ownership of insurance-linked or credit-linked securities, or through protection provided for the value of the collateral held. The Group's maximum exposure to loss equals the higher of the carrying amount of the collateral protected or the carrying amount of the insurance-linked or credit-linked securities held. The collateral held usually consists of investment grade securities.

In other securitisations, the Group provides credit enhancement which is a variable interest in the securitisation vehicle.

The Group also invests in selected private equity limited partnerships to enhance the risk-adjusted overall investment result. The maximum exposure to loss relating to private equity limited partnerships is equal to the carrying amount of the Group's investment.

VIEs – primary beneficiary

As of 31 December 2005, the total assets of VIEs where the Group is the primary beneficiary amounted to CHF 6 109 million.

The consolidation of the VIEs results in a minority interest in the balance sheet of CHF 591 million mainly due to the modified coinsurance agreement. The minority interest is included in accrued expenses and other liabilities. The net minority interest in income related mainly to the modified coinsurance agreement is CHF 20 million, net of tax as of 31 December 2005. The income statement impacts are generally included in the relevant segment with the underlying movement in income or expenses.

VIEs – significant variable interest

As of 31 December 2005, the total assets and estimated maximum exposure to loss in VIEs in which the Group holds a significant variable interest amounted to CHF 9 951 million and CHF 8 171 million, respectively.

The assets and liabilities arising from the Group's variable interest in these VIEs are accounted for under applicable existing guidance.

17. Restructuring provision

In 2005 the Property & Casualty business segment set up and utilised provisions of CHF 4 million, mostly related to the closing of the Melbourne office. The Life & Health business segment utilised CHF 4 million for lease abandonment. The Financial Services business segment increased the provision by CHF 14 million due to a reorganisation and utilised CHF 15 million for severance, outplacement and other personnel related expenses.

2005 CHF millions	Property & Casualty	Life & Health	Financial Services	Total
Balance as of 1 January	2	17	37	56
Increase in provision	4		14	18
Costs incurred	–4	–4	–15	–23
Release in provision			–1	–1
Effect of foreign currency translation		2	6	8
Balance as of 31 December	**2**	**15**	**41**	**58**

Report of the Group auditors

To the Annual General Meeting of
Swiss Reinsurance Company
Zurich

As auditors of the Group, we have audited the consolidated financial statements (income statement, balance sheet, statement of shareholders' equity, statement of comprehensive income, statement of cash flow and notes to the Group financial statements/pages 3 to 55) of Swiss Re Group for the year ended 31 December 2005.

These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with Swiss Auditing Standards and with the International Standards on Auditing, which require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position, the results of operations and the cash flows in accordance with the Swiss GAAP FER and comply with Swiss law.

We recommend that the consolidated financial statements submitted to you be approved.

PricewaterhouseCoopers AG

David JA Law   Ray J Kunz

Zurich, 1 March 2006

Annual report
Swiss Reinsurance Company, Zurich

Reinsurance and holding company

Swiss Reinsurance Company, Zurich, performs a dual role within the Swiss Re Group as both a reinsurance company and a holding company. The assessment of the market position, profitability and financial strength of Swiss Re's worldwide organisation must focus primarily on the consolidated financial statements.

The following commentary on the 2005 financial year of the parent company therefore complements the review of the financial year of the Swiss Re Group.

Financial year 2005

The after-tax profit for the financial year based on the Swiss legal accounting regulations amounted to CHF 1.1 billion, compared to CHF 1.4 billion in the previous year.

The business year was characterised by a substantial rise in claims due to the number of natural catastrophes, in particular hurricanes in the United States. The negative effect of these claims on the reinsurance result was largely offset by the higher investment result, due to increased earnings on equities and higher realised gains.

Reinsurance result

Net premiums earned were stable at CHF 17.7 billion (2004: CHF 17.8 billion). Gross premiums written increased from CHF 19.7 billion to CHF 23.1 billion reflecting a strong increase in premiums written by Swiss Re's Life and Health subsidiaries. Retroceded premiums written increased from CHF 2.0 billion to CHF 5.3 billion reflecting the ALPS II securitisation.

Claims and claim adjustment expenses increased from CHF 10.7 billion to CHF 12.4 billion reflecting the impact of substantial natural catastrophe claims in the property and off-shore marine portfolios in 2005.

The increase in gross life and health benefits reflects the increased business written by Swiss Re's subsidiaries and the increase in retroceded benefits was due to the ALPS II securitisation.

Investment result

The investment result rose by CHF 0.8 billion to CHF 2.2 billion. This favourable development was a combination of growth in invested assets, attractive market conditions and increased realised gains.

Other income and expenses

Other income and expenses increased from CHF –0.6 billion to CHF 26 million, mainly due to the disappearance of foreign currency revaluation losses in the year under report (2004: CHF –387 million).

Assets

Total assets increased by CHF 16.9 billion to CHF 84.2 billion. This increase results predominantly from the foreign currency revaluation impact, mainly due to the strengthening of the US dollar, increases in funds held by ceding companies related to the ALPS II transaction and an increase in reinsurance from Swiss Re's subsidiaries.

Liabilities

Liabilities rose by 30% to CHF 71.4 billion. This development predominantly originated from the foreign currency revaluation, mainly due to the strengthening of the US dollar, the impact of large claims, predominantly resulting from the hurricanes, an increase in life and health policy benefits and an increase in reinsurance from Swiss Re's subsidiaries.

Shareholders' equity

Shareholders' equity at 31 December 2004 amounted to CHF 12.2 billion before allocation of profit. After the dividend payment of CHF 497 million for 2004 and the inclusion of the profit for the 2005 financial year, shareholders' equity increased to CHF 12.8 billion at year-end 2005.

The nominal share capital of the company amounted to CHF 32 million on 31 December 2005.

Income statement
Swiss Reinsurance Company, Zurich

For the years ended 31 December

CHF millions	Notes	2004	2005
Reinsurance	1		
Premiums earned		17767	**17742**
Claims and claim adjustment expenses		−10665	**−12434**
Life and health benefits		−2581	**−3323**
Change in equalisation reserve		206	**–**
Acquisition costs		−4056	**−3284**
Other reinsurance result		692	**520**
Operating costs		−1162	**−1108**
Allocated investment return		648	**917**
Reinsurance result		849	**−970**
Investments	2		
Investment income		2877	**4525**
Investment expenses		−923	**−1453**
Allocated investment return		−648	**−917**
Investment result		1306	**2155**
Other income and expenses			
Other interest income		52	**80**
Other interest expenses		−188	**−194**
Other income		255	**340**
Other expenses		−751	**−200**
Result from other income and expenses		−632	**26**
Income before tax		1523	**1211**
Tax		−122	**−142**
Net income		1401	**1069**

The accompanying notes are an integral part of the financial statements.

Balance sheet
Swiss Reinsurance Company, Zurich

As of 31 December

Assets

CHF millions	Notes	2004	2005
Invested assets			
Investments			
Investment real estate		1 205	**1 024**
Investments in subsidiaries and affiliated companies		13 945	**14 326**
Loans to subsidiaries and affiliated companies		5 135	**7 411**
Mortgages and other loans		724	**748**
Equity securities		6 590	**6 980**
Fixed income securities		14 052	**17 338**
Short-term investments		2 760	**3 661**
Assets in derivative financial instruments		113	**348**
Total investments		44 524	**51 836**
Tangible assets		780	**842**
Intangible assets		77	**69**
Total invested assets		45 381	**52 747**
Current assets			
Premiums and other receivables from reinsurance	3	5 783	**7 411**
Funds held by ceding companies	3	13 715	**18 908**
Deferred acquisition costs	3	1 422	**2 515**
Cash and cash equivalents		576	**796**
Other receivables		132	**121**
Other assets		15	**746**
Accrued income		278	**913**
Total current assets		21 921	**31 410**
Total assets		67 302	**84 157**

The accompanying notes are an integral part of the financial statements.

The company has revised the classification between certain balance sheet categories, as described in the notes on page 63, and adjusted the comparative balance sheet positions.

Liabilities and shareholders' equity

CHF millions	Notes	2004	2005
Liabilities			
Technical provisions			
Unpaid claims	4	30240	**39245**
Liabilities for life and health policy benefits	4	8696	**13153**
Unearned premiums	4	3662	**4172**
Provisions for profit commissions	4	646	**516**
Technical provisions		43244	**57086**
Non-technical provisions			
Provision for taxation		349	**356**
Provision for currency fluctuation		171	**1101**
Other provisions		250	**274**
Non-technical provisions		770	**1731**
Debt			
Debentures		2458	**2464**
Loans		328	**663**
Debt		2786	**3127**
Funds held under reinsurance treaties	4	1455	**2885**
Reinsurance balances payable	4	4260	**5115**
Liabilities from derivative financial instruments		831	**667**
Other liabilities		1600	**630**
Accrued expenses		129	**114**
Total liabilities		55075	**71355**
Shareholders' equity	5		
Share capital		32	**32**
Reserve for own shares		80	**19**
Other legal reserves		650	**650**
Other reserves		10004	**11017**
Retained earnings brought forward		60	**15**
Profit for the financial year		1401	**1069**
Total shareholders' equity		12227	**12802**
Total liabilities and shareholders' equity		67302	**84157**

The accompanying notes are an integral part of the financial statements.

Notes
Swiss Reinsurance Company, Zurich
Significant accounting principles

Basis of presentation

The financial statements are prepared in accordance with Swiss Company Law. Swiss Reinsurance Company, Zurich, modified the presentation of its financial information. The previously reported 2004 financial year figures have been adapted accordingly. Details on Balance sheet/Assets classification are shown on page 63.

Time period

The 2005 financial year comprises the accounting period from 1 January to 31 December 2005.

Income statement

The result of property and casualty reinsurance is based on actuarial estimates over the contract life. In addition to the recognition of the reinsurance accounts as reported by the ceding companies, empirical experience is taken into consideration. The allocation to the business year is in relation to the amount of reinsurance coverage provided.

The result of life and health reinsurance is the amount that has been earned over the coverage period. Provisions for life and health business are determined by actuarial methods.

Contracts which do not meet risk transfer requirements, defined as transferring a reasonable probability of a significant loss to the reinsurer, are accounted for as deposit arrangements. Deposit amounts are adjusted for payments received and made, as well as for amortisation or accretion of interest.

The allocated investment return contains the calculated interest generated on the investments covering the technical provisions. The interest rate reflects the currency-weighted, five-year average yield on five-year government bonds.

The overall management expenses are allocated to the reinsurance business and the investment business on an imputed basis.

The taxes relate to the financial year and include taxes on income and capital as well as indirect taxes. Value-added taxes are included in the respective expense lines in the income statement.

Balance sheet/Assets

The following assets are carried at cost, less necessary and legally permissible depreciation:
- Investment real estate/own-use property (purchase or construction cost)
- Investments in subsidiaries and affiliated companies
- Equity securities and fixed income securities
- Investments in funds
- Derivative financial instruments

These assets are generally not subject to revaluation. The valuation rules prescribed by the Swiss insurance supervisory authority are observed.

With the exception of own-use property, tangible assets are carried at cost, less individually scheduled straight-line depreciation over their useful lives. Items of minor value are not capitalised. The same principles apply to the capitalisation of software development expenses as intangible assets.

Other assets include deferred expenses on retroactive reinsurance policies, which are amortised through earnings over the expected claims-paying period.

The other assets are carried at nominal value in the balance sheet, after deduction of known credit risks if applicable.

Balance sheet/Assets classification

Swiss Reinsurance Company, Zurich, has revised the classification between certain balance sheet categories. Specifically, short-term investments purchased with an original maturity of one year or less, but greater than three months, were reclassified from fixed income securities to short-term investments. Furthermore, the income and capital tax recoverables were reclassified from accrued income to other receivables. Therefore, the previously reported 2004 figures of fixed income securities (CHF –1.5 billion) and short-term investments (CHF +1.5 billion) and the corresponding income statement positions, income from fixed income securities (CHF –4 million) and income from short-term investments (CHF +4 million), and of accrued income (CHF –6 million) and other receivables (CHF +6 million) have been changed accordingly.

Balance sheet/Liabilities

Technical provisions are valued in accordance with the following principles:

Unpaid claims are based on information provided by clients and own estimates of expected claims experience, which are drawn from empirical statistics. These include provisions for claims incurred but not reported. Unpaid insurance obligations are set aside at the full expected amount of future payment.

Liabilities for life and health policy benefits are determined on the basis of actuarially calculated present values taking experience into account.

Premiums written relating to future periods are stated as unearned premiums and are normally calculated by statistical methods. The accrual of commissions is determined correspondingly and is reported in the line item "Deferred acquisition costs".

Provisions for profit commissions are based on contractual agreements with clients and depend on the results of reinsurance treaties.

The shares of technical provisions pertaining to retroceded business are determined or estimated according to the contractual agreement and the underlying gross business data per treaty.

Other provisions are determined according to business principles and are based on estimated needs and in accordance with tax regulations. Provisions for taxation contain prospective taxes on the basis of the financial year just ended.

Funds held under reinsurance treaties contain mainly cash deposits withheld from retrocession which are stated at redemption value.

Debt and other liabilities are held at redemption value excluding liabilities from short sales, which are stated at the proceeds amount or increased to the higher market value of the underlying security.

Liabilities from derivative financial instruments are valued using the same principles applied for the derivative financial instruments included under investments.

Foreign currency translation

Assets and liabilities denominated in foreign currencies are translated at the rates of exchange on the balance sheet date into Swiss francs. Revenues and expenses are translated at average exchange rates of the year under report into Swiss francs.

All currency differences arising from the revaluation of the opening balance sheet, the adjustments from application of year-end and average rates, or foreign-exchange transactions are booked via a corresponding provision.

The currency exchange rates applicable for key currencies are shown on page 15.

Notes
Swiss Reinsurance Company, Zurich
Additional information on the financial statements

1. Reinsurance result

CHF millions	Gross	Retro	2004 Net	**Gross**	**Retro**	**2005 Net**
Premiums written	19668	−1980	17688	**23128**	**−5261**	**17867**
Change in unearned premiums	−28	107	79	**−484**	**359**	**−125**
Premiums earned	19640	−1873	17767	**22644**	**−4902**	**17742**
Claims paid and claim adjustment expenses	−5988	15	−5973	**−8016**	**886**	**−7130**
Change in unpaid claims	−5655	963	−4692	**−6724**	**1420**	**−5304**
Claims and claim adjustment expenses	−11643	978	−10665	**−14740**	**2306**	**−12434**
Life and health benefits	−2492	−89	−2581	**−5381**	**2058**	**−3323**
Change in equalisation reserve	206	–	206	**–**	**–**	**–**
Fixed commissions	−3577	301	−3276	**−3426**	**598**	**−2828**
Profit commissions	−806	26	−780	**−475**	**19**	**−456**
Acquisition costs	−4383	327	−4056	**−3901**	**617**	**−3284**
Other reinsurance income and expenses	102	−15	87	**−30**	**−10**	**−40**
Result from cash deposits	671	−66	605	**600**	**−40**	**560**
Other reinsurance result	773	−81	692	**570**	**−50**	**520**
Operating costs			−1162			**−1108**
Allocated investment return			648			**917**
Reinsurance result			849			**−970**

2. Investment result

CHF millions	2004	**2005**
Income from investment real estate	96	**95**
Income from subsidiaries and affiliated companies	928	**710**
Income from equity securities	167	**639**
Income from fixed income securities, mortgages and other loans	529	**660**
Income from short-term investments	30	**48**
Income from investment services	26	**60**
Realised gains on sale of investments	1 101	**2 313**
Investment income	2 877	**4 525**
Investment management expenses	–93	**–125**
Valuation adjustments on investments	–577	**–1 137**
Realised losses on sale of investments	–253	**–191**
Investment expenses	–923	**–1 453**
Allocated investment return	–648	**–917**
Investment result	1 306	**2 155**

The company has revised the classification between certain balance sheet categories, as described in the notes on page 63, and adjusted the comparative income statement positions.

3. Assets from reinsurance

			2004			**2005**
CHF millions	Gross	Retro	Net	**Gross**	**Retro**	**Net**
Premiums and other receivables from reinsurance	5 593	190	5 783	**7 274**	**137**	**7 411**
Funds held by ceding companies	13 633	82	13 715	**18 833**	**75**	**18 908**
Deferred acquisition costs	1 467	-45	1 422	**2 829**	**–314**	**2 515**
Assets from reinsurance	20 693	227	20 920	**28 936**	**–102**	**28 834**

4. Liabilities from reinsurance

CHF millions	Gross	Retro	2004 Net	**Gross**	**Retro**	**2005 Net**
Unpaid claims	32604	−2364	30240	**43074**	**−3829**	**39245**
Liabilities for life and health policy benefits	8412	284	8696	**14981**	**−1828**	**13153**
Unearned premiums	3855	−193	3662	**4741**	**−569**	**4172**
Provisions for profit commissions	647	−1	646	**523**	**−7**	**516**
Funds held under reinsurance treaties	49	1406	1455	**–**	**2885**	**2885**
Reinsurance balances payable	3321	939	4260	**3654**	**1461**	**5115**
Liabilities from reinsurance	48888	71	48959	**66973**	**−1887**	**65086**

5. Shareholders' equity

Change in shareholders' equity

CHF millions	2004	**2005**
Shareholders' equity on 31 December (previous year)	11167	**12227**
Dividend paid for the previous year	−341	**−497**
Capital increase including premium	0	**3**
Profit for the financial year	1401	**1069**
Shareholders' equity on 31 December before allocation of profit	12227	**12802**
Dividend payment	−497	**−776**[1]
Shareholders' equity on 31 December after allocation of profit	11730	**12026**

[1] Board of Directors' proposal to the Annual General Meeting of 21 April 2006

Source of shareholders' equity (after allocation of profit)

CHF millions	2004	**2005**
From nominal capital	32	**32**
From share premium	5771	**5774**
From profit allocation	5628	**5921**
From other allocations	299	**299**
Shareholders' equity on 31 December after allocation of profit	11730	**12026**

Contingent liabilities

Contingent liabilities, mainly towards Group companies, amounted on 31 December 2005 to CHF 3 027 million (2004: CHF 2 546 million). In addition, there were 29 unlimited guarantees; 25 of these are for obligations of Group companies. No payments are expected under these guarantees.

Leasing commitments

CHF millions	2004	**2005**
Remaining contract term up to 1 year	4	**2**
Remaining contract term from 1 to 5 years	18	**25**
Remaining contract term more than 5 years	–	**12**

These off-balance sheet commitments for the non-cancellable contract periods pertain primarily to office and apartment space rented by the company.

Security deposits

To secure the technical provisions on the 2005 balance sheet date, securities of CHF 11 112 million (2004: CHF 6 438 million) were deposited in favour of ceding companies, of which CHF 6 758 million (2004: CHF 3 352 million) was to Group companies.

Securities lending

Under securities lending agreements, on 31 December 2005, securities of CHF 6 048 million (2004: CHF 5 043 million) were lent with the right to be sold or pledged by the borrowing entity, of which CHF 4 542 million (2004: CHF 4 277 million) was to Group companies. The securities which were held and lent by the Swiss Re Institutional Fund, a separate legal entity, are newly excluded. Due to this fact, the previously reported 2004 figures have been changed accordingly.

Investment funds

Equity securities of CHF 4 325 million (2004: CHF 4 155 million) and fixed income securities of CHF 5 199 million (2004: CHF 4 451 million) were held in investment funds, which are fully owned by Swiss Re Group companies and the Swiss Re Pension Fund. The securities in these funds and their revenues continue to be reported in the corresponding asset category.

Fire insurance value of tangible assets

The insurance value of tangible assets, comprising the real estate portfolio and other tangible assets, amounted on 31 December 2005 to CHF 2 453 million (2004: CHF 2 526 million).

Obligations towards employee pension funds

Other liabilities contain a payable to the employee pension funds of CHF 6 million (2004: CHF 10 million).

Bonds

"Debentures" includes:
3¾% interest, CHF 500 million, 2 July 1997–2007.
3¾% interest, CHF 600 million, perpetual from 15 June 1999 but not less than 12 years.

Investments in subsidiaries

Details on Swiss Re Group's subsidiaries are disclosed on pages 50 to 53.

Swiss Reinsurance Company, Zurich, sold as part of a strategic restructuring its direct investment in Swiss Re Finance (Bermuda) Ltd. to Swiss Re Finance (Malta) Ltd., a newly formed 100% subsidiary of Swiss Re Treasury (Luxembourg) S.A. at fair value.

Treasury shares

Details on treasury shares held by Swiss Re Group companies are shown on page 30.

Deposit account

Deposit arrangements generated the following balances which are included in:

CHF millions	2004	2005
Reinsurance result	83	**10**
Premiums and other receivables from reinsurance	641	**378**
Funds held by ceding companies	1 912	**1 151**
Funds held under reinsurance treaties	110	**64**
Reinsurance balances payable	2 645	**1 580**

Claims on and obligations towards Group companies

CHF millions	2004	2005
Premiums and other receivables from reinsurance	1 586	**2 510**
Funds held by ceding companies	7 426	**14 243**
Other receivables	49	**13**
Funds held under reinsurance treaties	1 181	**315**
Reinsurance balances payable	830	**2 535**
Loans	14	**332**
Other liabilities	1 196	**165**

Conditional capital and authorised capital

The Annual General Meeting 2004 approved an increase of the conditional capital from CHF 900 000 to CHF 2 000 000.

As of 31 December 2005, Swiss Re's total conditional capital outstanding amounted to CHF 2 659 565 (2004: CHF 2 662 222). CHF 2 000 000 were reserved for the exercise of conversion rights and warrants granted in connection with bonds and similar instruments and CHF 659 565 were reserved for employee participation purposes.

The Extraordinary General Meeting held on 27 February 2006 approved the creation of authorised capital of CHF 9 000 000 and an increase of conditional capital by CHF 2 000 000.

Change in undisclosed reserves

In the year under report no net undisclosed reserves on investments in securities, participations, real estate and on other financial provisions were released (2004: net decrease of CHF 225 million).

Major shareholders

As of 31 December 2005, there were two shareholders with a participation exceeding the 5% threshold of Swiss Re's share capital.

Franklin Resources, Inc., Ft. Lauderdale, Florida, known as Franklin Templeton Investments, announced that on 5 July 2004 it held, as investment manager for mutual funds and clients and through a number of its group companies, an aggregate voting right of 5.06 % which may be exercised autonomously of the beneficial owners.

The Capital Group Companies, Inc., Los Angeles, informed SWX Swiss Exchange on 22 November 2005 that its holdings increased to 5.10 % of Swiss Re's voting rights.

As these shares have mostly not been registered under Franklin Resources or Capital Group Companies or any of their respective Group Companies, Swiss Re is unable to track, on its own, changes in these shareholders' aggregate holdings.

Personnel information

Swiss Reinsurance Company, Zurich, worldwide employed a staff of 3 696 on the balance sheet date (2004: 3 566). Personnel expenses for the 2005 financial year amounted to CHF 871 million (2004: CHF 870 million).

Allocated investment return

The calculation of the allocated investment return was changed in the current financial year and is newly based on investment balances covering average technical provisions. In previous years opening technical provisions balances were used as the calculation basis. In addition, cash deposits are newly excluded from the calculation basis, whereas in previous years they were included and the actual interest income on such deposits was deducted from the calculated return. As a consequence, allocated investment return for 2005 was CHF 155 million higher than it would have been under the previously applied calculation method.

Proposal for allocation of profit

The Annual General Meeting, to be held in Zurich on 21 April 2006, has at its disposal the following profit:

in CHF	2004	2005
Retained earnings brought forward from the previous year	59 864 772	**14 544 084** [1]
Profit for the financial year	1 401 304 692	**1 069 525 771**
Disposable profit	1 461 169 464	**1 084 069 855**

	Number of registered shares	Nominal capital in CHF
Share structure		
For the financial year 2005		
– eligible for dividend	310 413 940	**31 041 394**
– not eligible for dividend	11 678 802	**1 167 880**
Total shares issued	322 092 742	**32 209 274**

The Board of Directors proposes to the Annual General Meeting to allocate this profit as follows:

in CHF	2004	2005
Dividend	496 619 795 [1]	**776 034 850**
Allocation to reserves	950 000 000	**300 000 000**
Balance carried forward	14 549 669 [1]	**8 035 005**
Disposable profit	1 461 169 464	**1 084 069 855**

[1] The number of registered shares eligible for dividend at the dividend payment date has increased since the proposal for allocation of profit, dated 16 March 2005, due to the issuance of new registered shares from options being exercised. This resulted in an additional dividend of CHF 5 585 compared to the Board of Directors' proposal and in lower retained earnings brought forward from the previous year by the same amount.

Dividend

If the Board of Directors' proposal for allocation of profit is accepted, a dividend of CHF 2.50 per share will be paid.

After deduction of the Federal Withholding Tax of 35%, the dividend will be paid from 26 April 2006 by means of dividend order to shareholders recorded in the Share Register or to their deposit banks.

Zurich, 1 March 2006

Report of the statutory auditors

To the Annual General Meeting of
Swiss Reinsurance Company
Zurich

As statutory auditors, we have audited the accounting records and the financial statements (income statement, balance sheet and notes/pages 59 to 70) of Swiss Reinsurance Company for the year ended 31 December 2005.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with Swiss Auditing Standards, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements and the proposed appropriation of available earnings comply with Swiss law and the company's Articles of Association.

We recommend that the financial statements submitted to you be approved.

PricewaterhouseCoopers AG

David JA Law   Ray J Kunz

Zurich, 1 March 2006

Financial years 1997–2005

CHF millions	1997	1998	1999	2000	2001	2002	2003	2004	**2005**
Income statement									
Revenues									
Premiums earned	15862	16727	18051	22081	25219	29058	30740	29439	**27779**
Net investment income	2995	3131	3846	4802	5765	5494	4606	4857	**5352**
Net realised investment gains/losses	1281	2509	3588	4275	2665	–730	376	1116	**1249**
Trading revenues						228	472	438	**343**
Other revenues	143	286	246	395	455	365	236	243	**286**
Total revenues	20281	22653	25731	31553	34104	34415	36430	36093	**35009**
Expenses									
Claims and claim adjustment expenses	–8057	–8514	–9333	–12153	–16266	–14485	–14898	–13853	**–14178**
Life and health benefits	–4185	–4881	–6200	–7478	–8532	–10084	–9085	–9331	**–9521**
Acquisition costs	–3767	–3661	–3973	–4883	–5658	–6220	–6854	–6325	**–5938**
Amortisation of goodwill	–75	–91	–211	–310	–368	–350	–315	–277	**–274**
Other operating costs and expenses	–1940	–2698	–2785	–3074	–3384	–3240	–2942	–2940	**–3125**
Total expenses	–18024	–19845	–22502	–27898	–34208	–34379	–34094	–32726	**–33036**
Income/loss before income tax expense	2257	2808	3229	3655	–104	36	2336	3367	**1973**
Income tax expense	–480	–647	–783	–689	–61	–127	–634	–892	**–522**
Net income/loss on ordinary activities	1777	2161	2446	2966	–165	–91	1702	2475	**1451**
Extraordinary income			450						
Extraordinary charges			–450						
Net income/loss	1777	2161	2446	2966	–165	–91	1702	2475	**1451**
Balance sheet									
Assets									
Investments	62725	69589	85684	89584	95888	86728	90653	108023	**129571**
Other assets	28657	38748	44516	53056	74342	75129	79045	76417	**89576**
Total assets	91382	108337	130200	142640	170230	161857	169698	184440	**219147**
Liabilities									
Unpaid claims and claim adjustment expenses	41876	45866	54072	59600	68618	62652	63474	61619	**71272**
Liabilities for life and health policy benefits	9963	15143	23279	29300	41370	37269	37244	43239	**49579**
Unearned premiums	3691	3174	4251	6131	6399	6754	6457	5748	**6491**
Other liabilities	13757	19142	18819	19764	24200	32833	39205	49361	**63024**
Long-term debt	3921	5049	4947	5058	7045	5663	4807	5296	**5852**
Total liabilities	73208	88374	105368	119853	147632	145171	151187	165263	**196218**
Shareholders' equity	18174	19963	24832	22787	22598	16686	18511	19177	**22929**
Earnings/losses per share in CHF	5.90[1]	7.35[1]	8.55[1]	10.39[1]	–0.57	–0.29	5.48	8.00	**4.68**

[1] Adjusted by 20-for-1 share split

Information

Important dates
11 April 2006
Disclosure of embedded value 2005

21 April 2006
142nd Annual General Meeting

26 April 2006
Payment of dividend

4 August 2006
Interim results

Contact addresses
Investor Relations
Stefan Senn
Telephone +41 43 285 4444
Fax +41 43 285 5555
investor_relations@swissre.com

Public Relations/Media
Henner Alms
Telephone +41 43 285 7171
Fax +41 43 285 2023
media_relations@swissre.com

Share Register
Karl Haas
Telephone +41 43 285 3294
Fax +41 43 285 3480
share_register@swissre.com

Title:
Annual Report 2005
Financial Statements

Design:
Process AG, Zurich

Printing:
NZZ Fretz AG, Schlieren

Original version in English

The Annual Report 2005 is also available in German and French.

The web version of the Annual Report 2005 is available in English at:
www.swissre.com/annualreport

The Annual Report 2005 summary is available in English, German and French.

Order no.: 1490793_06_en

CC, 3/06, 14000 en

Swiss Reinsurance Company
Mythenquai 50/60
P.O. Box
8022 Zurich
Switzerland

Telephone +41 43 285 2121
Fax +41 43 285 2999
www.swissre.com

Annual Report 2005
Business Report



News 2005

- Net income of CHF 1.5 billion impacted by record natural catastrophe claims
- Continued excellent investment performance with return on investments of 5.7%
- Property & Casualty operating income decreased to CHF 1.0 billion, reflecting an extraordinary year for natural catastrophes
- Life & Health operating income grew by 26% to CHF 1.6 billion, reflecting higher realised gains and continuing good mortality experience
- Financial Services operating income grew 15% to CHF 366 million, driven by excellent performance in credit business
- Shareholders' equity increased 20% to CHF 22.9 billion, demonstrating Group's ability to remain financially very strong even after an extraordinary claim event
- Substantial dividend increase of 56% from CHF 1.60 to CHF 2.50 per share

Key figures

CHF millions unless otherwise stated	2004	2005	Change in %
Non-life business[1]			
Premiums earned	19219	**17242**	–10
Combined ratio, traditional business (in %)	97.0	**108.7**	
Life & Health business			
Premiums earned	10205	**10512**	3
Return on operating revenues (in %)	9.1	**9.6**	
Financial Services business			
Total revenues	1742	**1694**	–3
Total operating income	317	**366**	15
Group			
Premiums earned	29439	**27779**	–6
Net income	2475	**1451**	–41
Earnings per share (in CHF)	8.00	**4.68**	–42
Dividend per share (in CHF)	1.60	**2.50**[2]	56
Shareholders' equity	19177	**22929**	20
Return on investments (in %)	5.5	**5.7**	
Return on equity (in %)	13.6	**6.7**	
Number of employees[3]	8640	**8882**	3

[1] Including Property & Casualty, Risk Solutions and Credit Solutions
[2] Subject to approval at the Annual General Meeting on 21 April 2006
[3] Including PRO Insurance Solutions

Share performance

Market information as of 24 February 2006	
Share price (in CHF)	94.60
Market capitalisation (in CHF millions)	29369

Performance	1996–24 February 2006 (p.a.)	2005
Swiss Re (in %)	5.0	21.1
Swiss Performance Index (in %)	10.7	35.6
DJ Europe STOXX Insurance Index (in %)	5.6	34.6



Share price in CHF (logarithmic scale)
Annual performance in %
200
100
50
20
100
75
50
25
0
–25
–50
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006*
Swiss Re
Swiss Performance Index
DJ Europe STOXX Insurance Index

* Year to 24 February 2006

Key information

Premiums earned


30000 CHF millions
20000
10000
0
20% 80%
32% 68%
31% 69%
39% 61%
10% 38% 52%
10% 35% 55%
9% 39% 52%
10% 33% 57%
3% 35% 62%
3% 38% 59%
1996 1997 1998 1999 2000 2001 2002 2003 2004¹ 2005¹
Property & Casualty Life & Health Financial Services

[1] Risk Solutions business sector, formerly part of Financial Services, is incorporated into Property & Casualty for the years 2004 and 2005.

Net income/loss


3000 CHF millions
2000
1000
0
1459 1777 2161 2446 2966 −165 −91 1702 2475 1451
1996 1997 1998 1999 2000 2001 2002 2003 2004 2005

Return on equity


15 in %
10
5
0
13.8 11.8¹ 11.3¹ 10.9 11.9 −0.7 −0.5 10.2 13.6 6.7
1996 1997 1998 1999 2000 2001 2002 2003 2004 2005

[1] Net income divided by average of shareholders' equity (1996 estimated)

Shareholders' equity


30000 CHF millions
20000
10000
0
9890 18174 19963 24832 22787 22598 16686 18511 19177 22929
1996 1997 1998 1999 2000 2001 2002 2003 2004 2005

The 1996 figures represent the previously applied accounting policy and the former Group structure.

   

Swiss Re as an enabler – Business cases

Reinsurance is an indispensable part of the insurance system and therefore an important contributor to economic growth and social welfare. Insurers benefit from risk transfer and capital relief, as well as the product development and risk expertise, that reinsurers provide. Through their global reach, reinsurers diversify risk portfolios, enabling corporations, individuals and public sector risks to be covered more efficiently, cheaply and securely. Ultimately, policyholders benefit from more protection at a lower price.

As a leading global reinsurer, Swiss Re enables its clients to take on risks that are essential to development and progress. The pictures and stories in this year's Annual Report illustrate the benefits of reinsurance and the services and solutions developed by Swiss Re as an enabler of risk taking.

The insurance industry plays an important role in supporting the growth of the Chinese economy. Swiss Re has been active in sharing its product expertise to develop a sound and state-of-the-art market.

Reinsurance provides long-term financial security to insurers. Swiss Re's life reinsurance solutions, including the sale of mortality margin structures (SMM), offer efficient and flexible capital management solutions to life insurers.

The transfer of natural catastrophe exposures or extreme mortality risks to the capital markets allows insurers and reinsurers to free up capital, ultimately increasing capacity in the industry. Swiss Re is a pioneer and leader in the insurance-linked security market.

Reinsurers play an important role in providing solutions to mitigate the variability and unpredictability of weather events. Swiss Re develops innovative solutions for climate change, particularly in emerging countries.

Cover image

Millau viaduct, France — Reinsurance is a key contributor to the realisation of large infrastructure projects. Swiss Re was one of the reinsurers in this engineering project, actively enabling the completion of the world's tallest bridge. As a vital link in the French motorway system, the viaduct towers 343 m high and stands 2.5 km over the Tarn River valley northwest of Montpellier.

142nd Annual Report
Business Report 2005

Contents

For detailed information on the financial statements and notes, please see Annual Report 2005 – Financial Statements.

Fellow shareholders, colleagues, ladies and gentlemen

2005 was a remarkable year for Swiss Re. We aligned our organisation more closely with our strategy and announced our largest acquisition to date. The Group's results were affected by extraordinary natural catastrophe claims, including Hurricane Katrina, the most devastating event in insurance history. Earnings were CHF 1.5 billion, or CHF 4.68 per share, resulting in a return on equity of 6.7%. This year demonstrated our ability to remain financially strong even after an exceptionally large claim event, drawing on the benefits of Swiss Re's diversified portfolio.

Property and specialty claims from natural perils reached a record CHF 3.1 billion. As a result, the combined ratio deteriorated by 11.7 percentage points compared to 2004. Life & Health saw strong underlying results and posted a 9.6% return on operating revenues, exceeding our target and contributing substantially to Group earnings. Financial Services earned CHF 366 million in operating income, with Credit Solutions a significant contributor reflecting rigorous credit risk management. Our return on investments was an excellent 5.7%, thanks to active management of durations, credit spreads and equity exposure. We extended our securitisation strategy, structuring and selling capital market instruments based on pools of future life insurance cash flows, extreme mortality risks and, more recently, indemnity-based credit reinsurance. The total value of insurance-linked securities issued by Swiss Re in 2005 and early 2006 amounted to USD 1.4 billion.

High-severity, low-frequency events like Hurricane Katrina are an integral part of our business; providing cover for natural catastrophes is fundamental to Swiss Re's value proposition. Our many years of experience in this area show that, despite considerable variability, this business is profitable over time. Current market conditions offer a competitive advantage to players like Swiss Re who have a strong balance sheet and the capacity to act as a net underwriter.

Natural catastrophes are not just loss events: they are terrible human tragedies. Our industry plays a critical role in enabling communities to rebuild and economies to grow. We encourage governments to seek ways to mitigate losses, including land use planning and building codes, in order to expand the capacity of the private sector to manage natural disaster risks.

The direct and reinsurance markets maintained attractive pricing levels throughout the year. The aftermath of Hurricane Katrina triggered a significant rise in natural catastrophe prices and reversed downward pressure in other lines of business. Swiss Re remains focused on profitability through strict underwriting and risk selection. This had the effect of reducing premiums in our non-life traditional treaty and facultative business by 5% in 2005. We are willing to accept reductions in volume where economic returns do not match our pricing and contract standards.

The realignment of the Group's management structure announced in June was completed ahead of schedule. The new structure brings us closer to our clients and sharpens our focus on underwriting quality, product development and risk transformation. Clients have reacted positively to this change and the benefits, in terms of operational efficiencies and product innovation, are already being felt.

State-of-the-art governance and comprehensive transparency are essential values to Swiss Re. We continuously review our risk management practices and, in 2005, strengthened them with an updated Assurance Framework. The framework clearly defines risk-assurance activities in our new organisation and helps us respond swiftly to changes in Swiss Re's risk landscape, particularly in the context of increased compliance requirements.

One recent major milestone was the announcement of the acquisition of GE Insurance Solutions (GEIS) on 18 November 2005. GEIS is the world's fifth largest reinsurer with a strong client franchise, providing Swiss Re with a complementary product range. The acquisition further diversifies our portfolio, provides benefits of enlarged earnings, and adds new talent to our global workforce. The combined entity will be the largest and most diversified reinsurer in the world, offering clients superior financial security. We are making good progress towards completing the transaction and securing the necessary regulatory approvals. We expect to close the acquisition by mid-2006 and have prepared an integration plan identifying key operational and strategic imperatives.

Shareholders expressed their full support for the GEIS transaction at an Extraordinary General Meeting (EGM) on 27 February 2006, approving the creation of authorised capital and the increase of conditional capital to finance the acquisition. Since the transaction makes GE a significant shareholder in Swiss Re, shareholders also elected Dennis D. Dammerman, GE's former Vice Chairman of the Board, to our Board of Directors.

After successfully leading Swiss Re for three years and strengthening the Group's balance sheet, John Coomber was succeeded as Chief Executive Officer by Jacques Aigrain on 1 January 2006. We are delighted that John was also elected to our Board of Directors at the EGM. His wealth of experience and profound knowledge of Swiss Re make him an excellent addition to the Board. Jacques Aigrain joined Swiss Re as Head of Financial Services in June 2001 and was appointed Deputy Chief Executive Officer at the beginning of 2005. His achievements while leading Financial Services and his extensive experience in capital markets and corporate finance are essential credentials for leading the Group into a new phase of its development.

Phillip Colebatch retired as Head of Capital Management and Advisory on 31 January 2006. We thank Phillip for his exceptional contribution to making Swiss Re a prominent player in risk financing and securitisation.

As we announced on 25 August 2005, the Board of Directors will recommend increasing the dividend from CHF 1.60 per share in 2005 to CHF 2.50 per share in 2006. This reflects the Group's restored financial strength and the Board's confidence in future earnings.

Swiss Re's success depends on the skills and commitment of its employees. The recent organisational realignment and the planned integration of GEIS have demanded especially focused efforts; we sincerely appreciate our colleagues' ongoing contributions. The new structure puts our clients at the heart of our organisation. We thank them for their trust and confidence and our shareholders for their continued support.

Going forward, we will expand Swiss Re's franchise as a global leader in wholesale financial services, capturing the full potential of the market. As a leadership team, we have greatly enjoyed our close cooperation and look forward to the coming months during which we will implement our integration plan with the GEIS management and build on our successes to deliver strong and sustainable earnings.

Zurich, 2 March 2006

Peter Forstmoser
Chairman

Jacques Aigrain
Chief Executive Officer
as of 1 January 2006

Walter B. Kielholz
Executive Vice Chairman

John R. Coomber
Chief Executive Officer
until 31 December 2005

Group structure and organisation of the Executive Board

(from left)

Walter B. Kielholz
Executive Vice Chairman

Jacques Aigrain
Chief Executive Officer
as of 1 January 2006

Peter Forstmoser
Chairman

John R. Coomber
Chief Executive Officer
until 31 December 2005



Board of Directors

Chairman
Executive Vice Chairman
Members of the Board of Directors

Executive Board

Chief Executive Officer
Members of the Executive Board

Corporate Functions

Risk Management	Finance	Operations Communications & Human Resources Information Technology Group Legal Corporate Development

Business Functions

Client Markets	Products	Financial Services
Europe	Property & Specialty	Asset Management
Americas Property & Casualty	Casualty	Credit Solutions
Americas Life & Health & Global Admin Re®	Life & Health	Capital Management and Advisory
Asia	Claims & Liability Management	Insurance Risk Transformation
Globals & Large Risks		

Executive Committee



(from left)

Michel M. Liès
Head of Client Markets

John H. Fitzpatrick
Head of Financial Services

Andreas Beerli
Chief Operating Officer

Jacques Aigrain
Chief Executive Officer

Stefan Lippe
Head of Products

Ann F. Godbehere
Chief Financial Officer

Christian Mumenthaler
Chief Risk Officer

Executive Board

Client Markets

Michel M. Liès*
Head of Client Markets

Products

Stefan Lippe*
Head of Products

Financial Services

John H. Fitzpatrick*
Head of Financial Services

Corporate Functions

Andreas Beerli*
Chief Operating Officer

Ann F. Godbehere*
Chief Financial Officer

Christian Mumenthaler*
Chief Risk Officer






(from top to bottom)












Martin Albers
Europe

Agostino Galvagni
Globals & Large Risks

Pierre L. Ozendo
Americas Property & Casualty

W. Weldon Wilson
Americas Life & Health &
Global Admin Re^{SM}

Brian Gray
Property & Specialty

Martin Oesterreicher
Casualty

Martyn Parker
Life & Health

Phillip Colebatch
Capital Management
and Advisory

Benjamin Meuli
Asset Management

Jacques E. Dubois
Corporate Development

Charlotte A. Gubler
Communications &
Human Resources

Yury Zaytsev
Information Technology

* Member of the Executive Committee – see picture on page 6

Swiss Re at a glance

As a leading global reinsurer, Swiss Re provides reinsurance products and financial services for managing capital and risk.

Swiss Re's global reach
Founded in Zurich, Switzerland in 1863, the Group employs a staff of some 8 800 at more than 70 offices in over 30 countries. This global reach enables Swiss Re to offer its expertise and to service its clients throughout the world.

Swiss Re's business
Swiss Re's reinsurance products and services are complemented by activities in financial services where it leverages capabilities in capital management and leadership in insurance-linked securitisation. Swiss Re's success is based on high-quality risk assessment, a business which is highly diversified both by line of business and by geography, as well as very strong capitalisation.

Swiss Re's value creation
Swiss Re endeavours to be recognised as the industry leader for its broad knowledge of risk transfer, risk financing and asset management, generating economic benefits for its clients. At the same time, the Group strives to create value and produce attractive financial returns for its shareholders.

Swiss Re's structure
In September 2005, Swiss Re completed a management reorganisation to align the Group's structure more closely with its strategic focus on profitable growth, the efficient use of capital and bringing the Group closer to its clients. The reorganisation created three business functions: Client Markets, Products and Financial Services; while the corporate support functions were globalised to manage common resources.

Strategic perspective

Jacques Aigrain, Swiss Re's new Chief Executive Officer, gives his views about the opportunities in today's insurance and reinsurance markets, and how Swiss Re will turn these into sustainable growth in profits.



Jacques Aigrain
Chief Executive Officer

What are the trends shaping your business environment, and how is Swiss Re responding?
In recent years the risk landscape has been changing quite dramatically. Two particular trends stand out: event-driven risks are increasing in size, and liability exposure is demanding continuous and close attention. Size and diversification of portfolios are of growing importance. Clients are seeking strong players who are able to provide reliable capacity and security. In a world of ever increasing financial size and complexity – a description which of course includes our clients – our strong balance sheet, risk-taking capacity, and innovative solutions continue to be critical success factors.

We have further developed – and continue to develop – our own internal integrated risk model, used to determine the capital required to support the risks on Swiss Re's books and to allocate risk-taking capacity to lines of business. In parallel, the regulatory landscape is changing. Through the Solvency II project, the European Union is signalling a shift from rule-based to risk-based economic capital requirements for our industry. The introduction of Solvency II has the potential to impact the insurance industry to the same degree as the Basel capital framework revolutionised the banking industry in the '90s. We welcome this change and actively share our expertise in capital management and risk modelling with regulators and clients to improve risk management practices in the industry.

Which factors do you see driving your business going forward?
Insurance is a growth business. It has grown and will continue to grow at a steady pace above GDP over the long term. Asia, particularly China and India, will continue to experience strong growth over the next decade, and, as their underlying economies mature, demand for reinsurance will likewise increase.

Worldwide, the increasing concentration of economic activities and people living and working in areas exposed to natural catastrophes has resulted in increased financial risk and complexity. These factors are leading to a growing demand for property and casualty insurance products. Similarly, the concerns of an ageing population are driving demand for life and health insurance products, particularly pension products.

Many of our clients have long-term needs; our obligations to them are therefore also long-term. Both clients and regulatory authorities rely on our prudent risk and balance sheet management to meet these obligations. Swiss Re therefore tends to be conservatively capitalised, which implies a higher capital cost factor for the Group. We are willing to carry this cost as it is the necessary counterpart for the right level of responsiveness to our clients. The volatility buffer we offer to insurance providers helps reduce the overall cost of risk for the end customers, whether retail or commercial. So, although we will continue to optimise our balance sheet, we will not shrink our ability to absorb uncertainty.

How do you assess Swiss Re's performance and how do you see it developing?
We cannot escape the hard fact that our performance has been disappointing in recent years. This results from an excess of enthusiasm in underwriting US liabilities in the late '90s, a sad and unforeseen disaster in 2001, a random and extreme weather event in 2004, and a worse one in 2005.

During such a difficult period, Swiss Re demonstrated its real strength by rebuilding capital to a superior level, ensuring a better absorption of volatility and thus taking a decisive path towards more resilient earnings patterns. An interesting indicator is actually our operating cash flow, which far exceeded net income – even during years of major one-off events, such as 2001 when we generated CHF 3 billion operating cash flow and furthermore reached CHF 4.5 billion in 2005 despite all the hurricane activity. I would suggest this is one important indicator for quality of earnings.

Swiss Re has been a strong advocate of securitisation. How do you see it progressing?
It is my firm belief that reinsurance will continue to expand into wider forms of capital market solutions. In some ways insurance is comparable to a derivative product: the provider receives a premium upfront for the promise to fulfil a contingent obligation in the future. This is structurally similar to interest rate, credit, or currency derivatives, where a payment of a premium or spread upfront or over time is made against the promise of a future value that is uncertain and dependent upon time and financial market factors. Conceptually, there is no reason why insurance exposure could not be traded between financial market participants.

Practically, however, insurance products may need to be further standardised before they can be traded: consistent documentation and contracts, common definitions of events for specific pools of business, uniform claims payment criteria are some of the areas that will probably need to be tackled. This will be a lengthy process and will certainly not apply equally to all lines of business and types of cover.

Swiss Re is at the forefront of this long-term transformation process, whereby risk management and investment banking capabilities are combined. We can claim to have driven and accelerated the development of the insurance bond market for both property and life exposures for almost a decade. Swiss Re is the most active trader and market maker in the emerging financial market for these bonds and is actively participating in the development of the derivative, or non cash, form of these markets.

What is the rationale behind the new management structure introduced in 2005?
The goal was to align our management structure to reflect our strategic priorities, bringing the organisation closer to our clients. By separating underwriting and client-facing functions, we have enhanced the role of client managers and improved checks and balances between sales and pricing. The new alignment allows us to optimise capital allocation and establish uniform methods for measuring return on risk for both life and non-life businesses. The global functions will help us drive simplification, efficiency

gains and operational quality improvements. One firm worldwide, matched by one set of processes.

Strategy can only be implemented successfully if it is rooted in a strong performance culture that encourages and rewards personal accountability. Swiss Re's financial targets of 13% ROE and 10% EPS growth over the cycle remain unchanged at this time. Our performance will also be based on our ability to make greater use of financial market solutions, deliver superior investment results and maintain an unequivocal focus on quality underwriting. Our new structure better facilitates accountability for these goals. Internally, we also use non-financial targets to manage Swiss Re's pool of talent – our most precious resource – and to improve operational excellence in how we deliver products and services to our clients.

The GE Insurance Solutions acquisition is due to close mid-year. What benefits do you see for the combined group?
Strong companies build on their strengths. The acquisition of GE Insurance Solutions, still subject to regulatory approval, extends Swiss Re's strategy of exposure diversification and geographical reach. It will give us access to a wider client base, new product lines and an additional pool of talent. The combined enterprise will enjoy a strong franchise and the benefits of scale, in the form of complementary lines of business and regional presence. The transaction is also financially highly attractive and should deliver material synergies.

What are your strategic ambitions going forward?
Swiss Re's business model, as I see it, will focus on profit growth. We will invest in those areas where we can best anticipate and manage risks, developing new methodologies, new tools and new talents. We will expand our reach to clients and markets via innovative products with one objective: enhancing the quality of earnings. Regulatory and other environmental advances should help the transformation of risk from a static liability into a tradable instrument, improving capital efficiency. This represents an exciting prospect for Swiss Re going forward.

We will continue our efforts to make Swiss Re more nimble and responsive to our clients. The successful integration of GE Insurance Solutions, after the closing of the transaction, will bring material benefits to our stakeholders: the cost of capital for insurance will decrease through better risk diversification while return on that capital will increase by application to more profitable opportunities. We will work hard to sustain our leadership position, continue investing in innovation and, ultimately, create opportunities for the insurance industry.

Knowledge and expertise

Swiss Re's value proposition to its clients is strongly driven by the development and application of the Group's knowledge and expertise.

A business driver
Risk management and underwriting know-how are critical success factors and core competencies in the reinsurance value chain. Swiss Re's success is based on its ability to develop knowledge and deploy expertise to the ultimate benefit of its clients and stakeholders.

Developing expertise and experts
Swiss Re attracts, develops and retains highly skilled and motivated professionals to deliver competitive services in line with its business strategy. The Group's expertise is embodied in its workforce drawn from a broad spectrum of disciplines – including actuarial studies, engineering, finance, law and natural sciences. The Group has established comprehensive management and leadership development programmes. The Swiss Re Academy systematically assesses and develops employee competencies according to business needs and individual potential.

The Group's expertise is further enhanced through knowledge management initiatives such as the Group-wide Knowledge Networks devoted to subjects of strategic importance. These networks unite Swiss Re experts across business functions and countries and are an integral component of the Group's knowledge landscape.

External collaboration
While Swiss Re is highly committed to developing expertise internally, the Group also establishes close working relationships on specific topics with leading educational institutions, such as the Center for Health and the Global Environment at Harvard Medical School on the Climate Change Futures project (see page 58), the Swiss Federal Institute of Technology (ETH) under the framework of the National Centre of Competence in Research on Climate (NCCR Climate), Beijing Normal University on a China atlas of natural catastrophes and Fudan University of Shanghai on a series of mortality studies in China. These ties enable Swiss Re to leverage external resources and gather fresh perspectives on issues impacting the insurance industry.

NORIS

In August 2005, the first Nordic Risk and Insurance Summit (NORIS) in Copenhagen brought together key Swiss Re staff and clients active in the Nordic markets. The summit's purposes included sharing Swiss Re's expertise in managing risk and capital, strengthening business contacts, and defining broader themes in the Nordic insurance industry. Attendees particularly valued the chance to discuss insurance-relevant issues, explore the interplay between local and global industry topics, and meet other stakeholders.

Facilitating knowledge exchange

Swiss Re's Centre for Global Dialogue
In 2005, the Swiss Re Centre for Global Dialogue, in Rüschlikon, Switzerland, celebrated its fifth anniversary. With over 1 700 events and more than 45 000 participants hosted since its foundation, this unique location provides a forum for Swiss Re to promote dialogue on the changing risk landscape as well as business challenges. The international conferences attract industry experts and risk analysts, scientists and policy makers. The goal of these events is to gain a better understanding of risk, build stakeholder communities around topics and assess potential challenges within the industry.

Highlights for 2005 included the China Sustainability Summit, the Chief Risk Officer (CRO) Assembly, as well as the conferences on Pervasive Computing and Critical Information Infrastructure Protection.

Swiss Insurance Training Centre
Swiss Re offers courses through the Swiss Insurance Training Centre (SITC), which serves insurance professionals at different career levels. Since its founding in 1960, the SITC has attracted participants from more than 135 countries. Today, the SITC offers a modern, skills-based agenda covering both general and specialised insurance courses – 25 seminars in 2005, for almost 400 insurance professionals.

The SITC's On Wings programme provides customised, on-site courses to Swiss Re clients abroad. In 2005, On Wings conducted eight seminars in locations as diverse as Bahrain, Trinidad, Bosnia and Herzegovina and Poland.

Client seminars and workshops
Each year, Swiss Re holds client seminars and other events tailored to specific industries or regions. Key events in 2005 included the Nordic Risk and Insurance Summit (NORIS), in Copenhagen, and the Product and Knowledge Fair in Sydney.

Publication series
Swiss Re's technical publications and *sigma* series cover key market topics, providing in-depth reinsurance knowledge to clients and the broader public. Swiss Re produced six technical publications in 2005, including "Special risks and contingency cover insurance", which examines the complex task of underwriting major sporting events, as well as "Tsunami in South Asia: building financial protection", which explains how developing countries can mitigate financial losses from a natural catastrophe. Swiss Re also produced five *sigma* publications, including "Insurance in emerging markets: focus on liability developments": a concise analysis of the recent growth trends in emerging markets and the opportunities and threats they pose for insurers. A *sigma* study on cost of capital was also published. Comprehensive information on Swiss Re's publications is available on its website.

www.swissre.com
Swiss Re's public website provides business information on topics relating to the Group and the insurance industry. Swiss Re Portal, dedicated to clients, offers targeted, market-specific knowledge and information to over 10 000 registered users. In 2005, Life Guide, the Web version of Swiss Re's established life and health underwriting guidelines and an invaluable reference for clients in their day-to-day underwriting decisions, was extended to several major markets, including Australia and the UK.

Cost of capital *sigma*

The recent *sigma* study "Insurers' cost of capital and economic value creation" describes how the cost of capital relates to shareholder value in insurance companies. The cost of capital is what investors expect to earn when they put capital at risk into a company, having compared expected returns from other investments with a similar risk profile. The cost of capital of the US property and casualty industry declined from about 15% in the 1980s to about 7–8% today, due to a significant reduction in risk-free interest rates, equity risk premium and the percentage of assets invested in equities.

The analysis shows that investors favour investing in larger companies, which may be better positioned to secure long-term profitability and achieve essential economies of scale. It also shows that investors assign higher value to companies that can simultaneously achieve profitability and growth – but are unwilling to pay for growth at the expense of profitability.

The *sigma* study further assesses an insurer's cost of capital by examining separately its insurance and financial market risk exposure using the asset-liability management techniques Swiss Re applies to its own business. It reveals that different investment strategies have a neutral overall effect on the price-to-book ratio. This makes it difficult for insurers to earn higher returns through investment strategies that simply involve taking on more market risk (although there remain powerful tax and liquidity reasons for insurers to invest in corporate bonds and shares). The conclusion is that insurers should remain focused on profitable underwriting and growth.

Top Topics

Swiss Re's business opportunities come from the world's changing risk landscape. Identifying emerging risks and industry trends and sharing Swiss Re's knowledge are all essential to the Group's success. The table below lists a selection of Swiss Re's Top Topics for 2005 and beyond, with the Group's related activities.

	Industry relevance	Implementation at Swiss Re
Climate change	▫ Experts increasingly believe that climate change may have a severe impact on society and the global economy ▫ Climate change represents an opportunity as well as a risk for the insurance industry and capital markets alike ▫ Climate change has become an important element in many companies' long-term risk management strategies	▫ Swiss Re has been addressing the challenges of climate change for more than ten years ▫ Swiss Re factors climate change risks into its risk selection, pricing and capacity deployment and pursues innovative solutions, such as risk securitisation and weather derivatives ▫ Swiss Re is committed to strategies that facilitate greenhouse gas emissions reduction and monitors its own environmental performance to minimise its carbon footprint
Insurance-linked securities (ILS)	▫ ILS is an effective risk management tool to increase capacity and transfer peak risks, as well as volume insurance risks, to the capital markets ▫ ILS helps reduce capital requirements and increase capital efficiency. It lowers earnings volatility and, in the case of life insurance, monetises intangibles	▫ Swiss Re has been a pioneer in developing the ILS market, having underwritten some USD 5.8 billion of risks for itself and third parties ▫ Swiss Re is a leading structurer and underwriter of bonds for clients and has introduced numerous innovations such as embedded value life securitisations
Nanotechnology	▫ Nanotechnology is expected to generate a range of new products and applications in many industry sectors ▫ The impact of nanotechnology on humans and the environment is not yet fully known because long-term statistics are not available	▫ Swiss Re has dedicated resources to assess the potential risks of nanotechnology and promote the development of tailored risk management principles ▫ Swiss Re fosters risk dialogue to prevent a polarised debate on the development of the technology
Natural catastrophes	▫ The insurance industry is experiencing higher claims due largely to greater insurance cover and growing value concentrations ▫ A viable market for catastrophe risk depends on ensuring adequate pricing models that reflect climate variability and climate change	▫ As a leading reinsurer, Swiss Re diversifies the year-on-year variability inherent in natural catastrophe business ▫ Swiss Re continuously refines its modelling tools to reflect changes in risk assessment and economic developments ▫ Swiss Re offers clients tailor-made solutions for their catastrophe perils risk portfolio
Solvency II	▫ Solvency II is an ambitious regulatory project undertaken by the European Commission to improve solvency rules ▫ The new regulation is likely to have a significant impact on the industry by redefining capital requirements ▫ Solvency requirements must recognise the global nature of reinsurance, particularly diversification effects, and ensure optimal capital efficiency	▫ Swiss Re supports the introduction of Solvency II: risk-based solvency regimes will improve risk management practices, as well as encourage economic valuation and the use of internal models ▫ Swiss Re continues to work with regulators and clients to help implement appropriate capital models and promote the recognition in solvency requirements of the benefits created by reinsurance through the global and sectoral diversification of risk
Terrorism	▫ Terrorism risk is privately insurable to the extent that the risk can be assessed, controlled and adequately priced ▫ Long-term market solutions require a risk partnership between insureds, insurers, capital markets and governments. The challenge is to find the most efficient way to achieve such public/private partnerships	▫ Swiss Re supports existing market solutions and encourages the development of new, efficient and fairly-priced products that meet society's need for terrorism cover ▫ Swiss Re welcomes the extension of the Terrorism Risk Insurance Act (TRIA) in the US and continues to work with the US government, as well as other countries, to find a permanent solution based on risk partnership

Economic environment and industry trends

The fundamentals of the global insurance industry remained strong in 2005. Record catastrophe losses in the US affected the results of the property and casualty industry. The capital base of global life insurers strengthened further.

Capital markets stable, yields moderate, dollar rising

The global economy saw solid GDP growth in 2005, despite soaring energy prices: the US grew about 3.6%, Western Europe about 1.5% and Japan 2.5%. Emerging markets grew by more than 6%: the 9% growth of the Chinese economy in particular contributed to global expansion, although it sparked shortages and price increases in many commodity markets. The rise in oil prices also resulted from supply-side concerns in several oil-exporting countries, as well as speculative activity.

Interest rates remained at historically low levels. US government bond yields drifted upwards at the year's end, while euro-denominated yields retreated slightly. Credit spreads between government and corporate bonds, which shrank significantly in 2003, remained narrow in 2004 and 2005. European and Japanese stock markets rose substantially during the year, as did the US to a lesser extent.

Stock markets 2001–2005


120 December 2000 = 100
Source: Datastream
100
80
60
40
2001
2002
2003
2004
2005
— United States (S&P 500) — United Kingdom (FTSE 100) — DJ Euro STOXX 50
— Japan (TOPIX) — Switzerland (SMI)

Ten year interest rates


6 in %
Source: Datastream
5
4
3
2
1
0
2001
2002
2003
2004
2005
— United States — United Kingdom — Eurozone
— Japan — Switzerland

A three-year slide in the value of the US dollar reversed at the beginning of 2005. It rose against all major currencies during the first six months of the year.

Property and casualty insurance industry: record high catastrophe losses led to negative underwriting results

2005 was an uneven underwriting year for both insurers and reinsurers. Natural catastrophes led to total insured losses of about USD 78 billion – almost double the previous year's record – of which reinsurers will pay roughly half. USD 45 billion of the losses stem from Hurricane Katrina, which devastated the New Orleans area as well as oil production facilities in the Gulf of Mexico.

Apart from the exceptionally high natural catastrophe losses, underwriting profitability developed favourably for the year. Most of the primary insurance markets are expected to report positive combined ratios – below 100% in many markets, as they were in 2004. Even the combined ratio for the US primary market is anticipated to be about 102%, compared with 98% the year before, despite unprecedented hurricane losses.

However, the hurricanes took their toll on the reinsurance industry, particularly on those companies with a relatively large catastrophe risk exposure. The reinsurance industry is expected to post an overall combined ratio of between 110% and 115% for 2005. Without the extraordinary natural catastrophe losses, the combined ratio would have been well below 100%.

Property and casualty premium growth slowed further in 2005, for both insurers and reinsurers. Although the increase in general economic activity triggered a rise in insurance demand, there was no repeat of the substantial rate increases of 2002 and 2003.

Life insurance industry: continued strong fundamentals

Global life insurance business continues to show healthy growth. Initial evidence suggests that average growth in 2005 is somewhat higher than the 3% real premium growth achieved in 2004. Sales of unit-linked business and variable annuity products in Europe benefited from strong equity markets performance in 2005.

Life reinsurance premium growth is likely to be in line with primary market growth. However, growth was lower than in 2004, particularly in the US and UK, which account for around 70% of global life reinsurance volume. Cession rates have stabilised in these markets, as a result of increased reinsurance prices. Competition in the market for the management of closed blocks of business, both in the US and UK, increased somewhat, as new players entered the market.

Insured losses 1970–2005



80 USD billions, at 2005 prices
Source: Swiss Re
60
40
20
0
1970
1975
1980
1985
1990
1995
2000
2005
— Natural catastrophes
— Man-made catastrophes

Economic Research & Consulting and *sigma*

Swiss Re has a team of 20 economists based in Zurich, New York and Hong Kong. Together, they are the Group's centre of competence for economic analysis of risk transfer and risk financing solutions, global business cycles and financial markets. Swiss Re shares its economic research results in the *sigma* studies, a recognised source of market information for more than thirty years.

All *sigma* studies may be downloaded electronically or ordered as a free print copy from Swiss Re's homepage at www.swissre.com. They are available in English, German, French, Spanish, Italian, Japanese and Chinese.

Outlook

Primary insurance premium volumes in industrialised countries are set to grow with the long-term GDP trend (between 3% and 4% per year). In emerging markets, premium increases should outpace overall economic growth of more than 5% in real terms. Demand for risk transfer will continue to rise, particularly private and occupational pension products in the life segment and covers related to health care, third-party liability and pecuniary losses in the property and casualty segment. Reinsurers will continue to benefit from these underlying growth fundamentals.

As a result of the continuing low interest-rate environment, investment returns will remain low. The insurance industry will continue to focus on cost efficiency and disciplined underwriting. Underwriting conditions in property and casualty, as well as in life, are expected to remain attractive. Catastrophe-related covers will be revised upwards following costly events like Katrina and other windstorms in 2005.

Key events



1 Swiss Re continues to advance its leadership in the securitisation of insurance risks.

2005

21 January
Swiss Re completes securitisation of in-force life insurance policies
Swiss Re successfully completed its first securitisation of future profits from a portfolio of US life insurance policies (Queensgate transaction). The USD 245 million issue benefits Swiss Re by transferring insurance risk to the capital markets, thereby increasing capital efficiency.

14 February
Successful 2005 renewals
Swiss Re reported successful January renewals.

17 March
Swiss Re's 2004 results
Swiss Re's 2004 results showed net income increasing to CHF 2.5 billion or CHF 8.00 per share. All three business groups contributed to the strong performance and an excellent return on investments further enhanced Swiss Re's 2004 earnings.

14 April
Swiss Re closes second life catastrophe bond
Swiss Re successfully transferred USD 362 million of mortality risk to the capital markets through the Vita Capital II programme. Swiss Re Capital Markets Corporation, acting as sole bookrunner, privately placed the securities with institutional investors.

27 April
2004 embedded value
Swiss Re reported embedded value of its life and health business of CHF 17.1 billion. The increased embedded value earnings of CHF 2.0 billion represent a return on embedded value of 13%. The value added by new business more than doubled to CHF 666 million, driven by increased investment in Admin Re℠ and the excellent new business margins achieved in 2004.

9 May
Annual General Meeting
The 141st Swiss Re Annual General Meeting approved the dividend of CHF 1.60 per share. Jakob Baer was elected to the Board of Directors. Jorge Paulo Lemann stepped down from the Board. The terms of Thomas W. Bechtler and Bénédict G.F. Hentsch were extended for a further four years.



2



3

2 Aerial and ground views of Hurricane Katrina, which made landfall in Louisiana, US.
3 Swiss Re headquarters in Zurich, Switzerland.

25 August
Interim results 2005
Swiss Re reported a net income of CHF 1.4 billion in the first half of 2005. Annualised return on equity was 13%, in line with the target over the cycle. Shareholders' equity grew 15% to CHF 22 billion.

25 August
Swiss Re appoints Jacques Aigrain as CEO
Swiss Re's Board of Directors appointed Jacques Aigrain Chief Executive Officer, effective 1 January 2006. Jacques Aigrain, former Deputy CEO of Swiss Re, succeeded John R. Coomber, who retired as of 31 December 2005.

12 September
Hurricane Katrina claims
Swiss Re announced that it expects the total insured loss from Hurricane Katrina for the insurance industry to be in the range of USD 45 billion. Accordingly, Swiss Re estimated its own claims to be in the range of USD 1.2 billion.

2 November
Hurricanes Rita and Wilma claims
Swiss Re announced that it expected its aggregate claims for Hurricanes Rita and Wilma to be approximately USD 750 million.

18 November
Swiss Re to acquire GE Insurance Solutions
Swiss Re agreed to acquire GE Insurance Solutions, the fifth largest reinsurer worldwide, from General Electric Company (GE) in a USD 6.8 billion transaction. This financially attractive acquisition adds a strong franchise to Swiss Re, complementing its own strengths.

8 December
Swiss Re places CHF 1.0 billion mandatory convertible securities
Swiss Re successfully completed the bookbuilding process for a CHF 1.0 billion offering of mandatory convertible securities due 2008.

28 December
Swiss Re completes second securitisation of in-force life insurance policies
Following its first transaction in January 2005, Swiss Re completed another securitisation of future profits from a portfolio of US life insurance policies. The ALPS transaction is a USD 370 million issue and benefits Swiss Re by transferring insurance risk to the capital markets, thereby increasing capital efficiency.

2006 to date

23 January
First credit reinsurance securitisation
Swiss Re successfully completed its first credit reinsurance securitisation. The EUR 252 million issue benefits Swiss Re by transferring credit insurance risk to the capital markets, thereby increasing Swiss Re's capital efficiency.

10 February
Swiss Re to sell Fox-Pitt, Kelton
Swiss Re reached an agreement to sell its wholly-owned subsidiary Fox-Pitt, Kelton (FPK) to a new company formed by J.C. Flowers & Co. LLC and FPK management. Swiss Re will retain an interest in the new company through convertible preferred shares.

14 February
2006 renewals
Swiss Re achieved 7% improvement in economic profit and premiums grow to CHF 9.3 billion in successful January renewals.

27 February
Extraordinary General Meeting
Shareholders approved Swiss Re's creation of additional capital related to the financing of the GE Insurance Solutions acquisition and for general corporate purposes. In addition, John R. Coomber and Dennis D. Dammerman were elected to Swiss Re's Board of Directors.

Group results

Net income of CHF 1.5 billion impacted by the magnitude of natural catastrophe losses during the year.

Premiums earned decreased by 6% to CHF 27.8 billion compared to 2004.

The Property & Casualty business reported premiums earned of CHF 16.4 billion, down 11% from 2004. The decrease was mainly due to disciplined underwriting, especially in liability business, leading to cancelled business, as well as lower demand for non-traditional products as clients' balance sheets improved.

Premiums in the Life & Health business increased by 3% to CHF 10.5 billion, mainly due to the full-year inclusion of two Admin Re^{SM} transactions completed during 2004. The increase was partly offset by the Queensgate securitisation, which increased retrocession premiums, otherwise the increase would have been 5%.

Premiums for the Credit Solutions unit of the Financial Services business remained stable at CHF 0.9 billion.

The Swiss franc remained relatively stable against the US dollar, the Euro and the British pound compared to 2004 average rates. As a result, the currency exchange effect on income and expense comparisons is immaterial in contrast to previous years.

The total investment result rose to CHF 6.6 billion in 2005, an increase of 11% compared to 2004.

Net investment income was CHF 5.4 billion, compared to CHF 4.9 billion in 2004 – a 10% rise over the previous year. This favourable development is a combination of the continuing attractive yields earned on fixed income securities as well as growth in invested assets due to strong operating cash flows.

Net realised investment gains were CHF 1.2 billion in 2005, driven by active management of duration and credit exposure on fixed income securities and a solid stream of capital gains on equities. This represents an increase of 12% compared to 2004.

Other revenues were CHF 286 million, an increase of 18% on 2004.

Trading revenues decreased to CHF 343 million from CHF 438 million during the same period last year. The decrease is mainly due to Swiss Re's reduced market risk exposure to structured and traded credit products.

Claims and claim adjustment expenses and life and health benefits increased from CHF 23.2 billion to CHF 23.7 billion, reflecting the impact of substantial natural catastrophe claims in the property and offshore marine portfolios in 2005. The increase in life and health benefits was mainly due to the full-year inclusion of the Admin Re^{SM} acquisitions completed during 2004.

Acquisition costs declined by 6% to CHF 5.9 billion in 2005 from CHF 6.3 billion in 2004. The reduction reflects lower premiums in the Property & Casualty business. The decrease in the Property & Casualty business was partly offset by the Life & Health business, due to full-year inclusion of the large Admin Re℠ transactions completed in 2004.

Amortisation of goodwill decreased by 1% compared to 2004.

Other operating costs and expenses were CHF 3.1 billion in 2005, an increase of 6% over 2004. Other operating costs and expenses for the Life & Health business increased due to the growth in Admin Re℠ business. Corporate Centre costs increased due to Group project activities and the globalisation of some functions previously carried out in the business functions.

The tax expense in 2005 was CHF 522 million. This represents an effective tax rate in 2005 of 26.5%, largely unchanged from 2004.

Net income was CHF 1.5 billion, compared to net income of CHF 2.5 billion in 2004, reflecting the impact of the large natural catastrophes during the year. Earnings per share decreased to CHF 4.68 from CHF 8.00 in 2004.

Net cash flows from operating activities remained strong at CHF 4.5 billion, although down from CHF 6.6 billion in 2005, attributable to lower premium volumes and increased claim payments due to the large natural catastrophe events.

Shareholders' equity increased from CHF 19.2 billion to CHF 22.9 billion. The increase was principally due to earnings over the year, unrealised gains on equity securities and the positive currency exchange effect generated by the recovery of the US dollar year-end rate versus the Swiss franc. Return on equity declined to 6.7% from 13.6% in 2004.

Income reconciliation

The following table reconciles the income from Swiss Re's segments and the operations of its Corporate Centre with the Group consolidated net income before tax.

Net realised gains or losses on certain financial instruments, amortisation of goodwill and other income and expenses – such as indirect taxes, capital taxes and interest charges – have been excluded in the assessment of each segment's performance.

Income reconciliation

CHF millions	2004	**2005**	Change in %
Operating income			
Property & Casualty business	2 727	**1 025**	–62
Life & Health business	1 304	**1 643**	26
Financial Services business	317	**366**	15
Total operating income	4 348	**3 034**	–30
Corporate Centre expenses	–343	**–401**	17
Items excluded from the segments:			
Net realised investment gains	26	**18**	–31
Amortisation of goodwill	–277	**–274**	–1
Other income/expenses	–387	**–404**	4
Net income before tax	3 367	**1 973**	–41

nvestments

Return on investments achieved an excellent 5.7%, thanks to continuing active portfolio management and positive market conditions.

Asset management strategy
Swiss Re's investment strategy is a combination of meeting the Group's insurance obligations and achieving an attractive risk-adjusted return. Swiss Re principally matches its insurance obligations with fixed income securities, actively managing the duration and credit exposure taking into account the differing requirements of the liabilities. Funds not used to support insurance obligations are managed to generate a positive absolute risk-adjusted return through a variety of investment vehicles. Swiss Re measures and monitors investment risk in relation to the minimum risk portfolio, which represents the liability profile of the business, and also as a function of the Group's overall capital adequacy.

Investment performance
The overall investment result, including net realised gains, rose 11% in 2005 to CHF 6.6 billion. Net investment income increased by 10% to CHF 5.4 billion, as Swiss Re continued to earn attractive yields on its large fixed income portfolio.

Net realised gains rose by 12% to CHF 1.2 billion; Swiss Re's active investment approach contributed significantly to this growth by managing duration and credit exposure in the fixed income portfolio, and by moving equity holdings systematically from overvalued stocks, sectors or regions to more undervalued ones. Capital gains in other asset classes included the private equity fund of funds and the real estate portfolio.

The investment portfolio grew by 20%, from CHF 95.4 billion to CHF 114.9 billion; this was mostly due to currency movements and strong cash flows from operations and investments. The share of the portfolio in fixed income investments de-

CHF millions	2004	2005	Change in %
Net investment income	4857	**5352**	10
Fixed income	4131	**4603**	11
Equities	183	**164**	–10
Other asset classes	1021	**1193**	17
Investment expenses	–478	**–608**	27
Thereof: Management expenses	–145	**–148**	2
Net realised investment gains	1116	**1249**	12
Fixed income	227	**481**	112
Equities	667	**568**	–15
Other asset classes	222	**200**	–10
Total	5973	**6601**	11
Return on investments (in %)[1]	5.5	**5.7**	

[1] Return on investments is calculated using average foreign exchange rates. Based on investments measured at year-end foreign exchange rates, the return would be 5.8% in 2004 and 5.4% in 2005.

creased from 90% to 89% of total holdings; publicly traded equity holdings increased from 6% to 7%; and other investments, mainly real estate and private equity holdings, remained stable at 4%.

Allocation of investments as of 31 December 2005
Total CHF 114.9 billion[1]


4% Real estate and other
7% Equities
89% Fixed income

Investments by currency as of 31 December 2005
Total CHF 114.9 billion[1]


5% Other
2% CHF
6% CAD
9% GBP
59% USD
19% EUR

[1] Excluding assets held for linked liabilities of CHF 14.7 billion

Fixed income

The Federal Reserve Bank in the US continued to tighten monetary policy during 2005 by raising short-term interest rates in regular incremental steps. In the fourth quarter, the European Central Bank made a first step in the same direction, whereas the Bank of England lowered its base rate slightly. At the same time, yield curves continued to flatten in all major currencies. Swiss Re successfully navigated this environment, actively managing yield curve and interest rate risks to earn attractive returns while taking care to protect the portfolio against the risk of rapid rate rises.

The Group extended durations for most of its non-life fixed income accounts and the aggregate portfolio duration increased from 4.7 years at the end of 2004 to 5.7 years at the end of 2005, as mid-term yields in the US rose from 3.6% to 4.4% over the same period. Swiss Re successfully adjusted duration throughout the year as interest rates moved within their trading range.

Overall credit quality in Swiss Re's portfolio remained high, with investment grade ratings for 93% of the corporate bonds in the fixed income portfolio. Swiss Re nevertheless took a proactive approach to managing credit exposures in specific sectors. Towards the end of the first quarter, when credit spreads remained exceptionally tight, the Group sold USD 1 billion of mostly BBB-rated corporate bonds in North America, largely from the life and health portfolios. Most of the proceeds went into higher-rated fixed income investments, including AAA-rated structured investments, mortgages, commercial/mortgage-backed securities and Federal Agency securities.

Swiss Re's fixed income portfolio rose to CHF 102 billion in 2005 from CHF 86 billion in 2004, due to the same factors that produced overall portfolio growth. Net investment income on the fixed income portfolio grew by 11% at constant exchange rates. Net realised gains were CHF 481 million, up from CHF 227 million in 2004.

Equities

Swiss Re enjoyed strong returns from publicly traded equities in 2005. Stock markets posted excellent gains, with Europe and Asia, in particular, outpacing the US. As an active, diversified investor, Swiss Re reduced its equity exposure to CHF 5.3 billion shortly before the end of 2004, in anticipation of a short-term market correction. The Group maintained a cautious stance early in 2005, but began rebuilding its exposure late in the second quarter. At year end, the equity portfolio amounted to CHF 8.4 billion.

Although Swiss Re continued to favour European and Asian equity markets, especially Japan, the Group also increased its US exposure, especially in energy and technology stocks.

Net realised investment gains on publicly traded equities decreased to CHF 568 million from CHF 667 million in 2004, whereas net unrealised gains on the balance sheet were CHF 1.1 billion, up from CHF 0.4 billion at the end of 2004.

Investment expenses

Investment expenses increased from CHF 478 million to CHF 608 million, mainly due to the increase in interest credited to third parties as a result of securitisation transactions undertaken during the year.

Risk

Prudent risk management ensured that excellent investment results were achieved while financial market risk was maintained within established ranges. Average aggregate Value at Risk (VaR) usage in the investment portfolio remained stable.

Asset-liability management at Swiss Re

Asset-liability management (ALM) is an integral part of how Swiss Re monitors and manages financial market risk. It involves splitting Swiss Re's economic balance sheet into two virtual balance sheets: one exposed to insurance risk and the other to financial market risk.

The insurance risk balance sheet shows the market-consistent value of insurance liabilities and capital on the liability side and a "minimum risk portfolio" on the asset side. This notional portfolio represents investments – typically cash and fixed income instruments replicating the risk characteristics of future liability cash flows – that minimise financial market risk relative to the liabilities.

The market risk balance sheet shows the Group's actual investments on the asset side and the minimum risk portfolio as a liability, which is then used as the basis for setting Swiss Re asset management's benchmark. Combining both balance sheets reproduces the full Group balance sheet.


Group balance sheet
Market risk
Insurance risk
Liabilities
Capital
=
+
Liabilities
Capital

Swiss Re's ALM team regularly monitors the net impact on the market risk balance sheet from changes in interest rates, credit spreads, equity markets, real estate prices and currencies. Financial market risk is assessed by sensitivity and scenario analysis and quantified in terms of Value at Risk (VaR) and expected shortfall at various confidence levels.

Summary of financial statements

The following information is a summary of the audited 2004 and 2005 consolidated financial statements of the Group that have been prepared in accordance with Swiss GAAP FER and the Swiss Company Law. For more details, please refer to the Group's financial statements.

Income statement

For the years ended 31 December

CHF millions	2004	**2005**	Change in %
Revenues			
Premiums earned	29 439	**27 779**	–6
Net investment income	4 857	**5 352**	10
Net realised investment gains	1 116	**1 249**	12
Trading revenues	438	**343**	–22
Other revenues	243	**286**	18
Total revenues	36 093	**35 009**	–3
Expenses			
Claims and claim adjustment expenses	–13 853	**–14 178**	2
Life and health benefits	–9 331	**–9 521**	2
Acquisition costs	–6 325	**–5 938**	–6
Amortisation of goodwill	–277	**–274**	–1
Other operating costs and expenses	–2 940	**–3 125**	6
Total expenses	–32 726	**–33 036**	1
Income before income tax expense	3 367	**1 973**	–41
Income tax expense	–892	**–522**	–41
Net income	2 475	**1 451**	–41
Earnings per share in CHF			
Basic	8.00	**4.68**	–42
Diluted	7.77	**4.58**	–41

Changes in shareholders' equity

CHF millions	2004	**2005**	Change in %
Balance as of 1 January	18 511	**19 177**	4
Net income	2 475	**1 451**	–41
Change in unrealised gains on securities, net	–24	**654**	
Change in foreign currency translation	–1 224	**2 181**	
Dividends	–341	**–497**	46
Purchase/sale of treasury shares and shares issued under employee plans	–119	**–62**	–48
Other changes in equity	–101	**25**	
Balance as of 31 December	19 177	**22 929**	20



Summary balance sheet

As of 31 December

CHF *millions*	2004	**2005**	*Change in %*
Assets			
Investments			
Fixed income securities	77464	**90757**	17
Equity securities	5261	**8444**	61
Mortgages and other loans	6361	**7305**	15
Investment real estate	1699	**1557**	–8
Short-term investments	2412	**4041**	68
Other invested assets	2207	**2811**	27
Assets held for linked liabilities	12619	**14656**	16
Total investments	108023	**129571**	20
Cash and cash equivalents	9504	**8126**	–14
Reinsurance assets	31018	**37158**	20
Deferred acquisition costs and other intangible assets	11611	**12175**	5
Goodwill	2482	**2475**	0
Other assets	21802	**29642**	36
Total assets	184440	**219147**	19
Liabilities and shareholders' equity			
Liabilities			
Unpaid claims and claim adjustment expenses	61619	**71272**	16
Liabilities for life and health policy benefits	43239	**49579**	15
Provisions for linked liabilities	12629	**14692**	16
Unearned premiums	5748	**6491**	13
Funds held under reinsurance treaties	8620	**11829**	37
Reinsurance balances payable	4139	**4237**	2
Other liabilities	23973	**32266**	35
Long-term debt	5296	**5852**	10
Total liabilities	165263	**196218**	19
Total shareholders' equity	19177	**22929**	20
Total liabilities and shareholders' equity	184440	**219147**	19

Summary cash flow statement

For the years ended 31 December

CHF millions	2004	**2005**	Change in %
Cash flow from operating activities	6566	**4536**	–31
Cash flow from investing activities	–8484	**–6566**	–23
Cash flow from financing activities	–409	**–54**	–87
Effect of foreign currency translation	–420	**706**	
Change in cash and cash equivalents	–2747	**–1378**	–50
Cash and cash equivalents as of 1 January	12251	**9504**	–22
Cash and cash equivalents as of 31 December	9504	**8126**	–14

Property & Casualty business

Operating income of CHF 1.0 billion despite an extraordinary year for natural catastrophes. Selective underwriting and a continued focus on profitability led to a reduction of 5% in premiums earned for traditional business.

Key business topics

Swiss Re's property and casualty business was impacted by a number of significant insurance events and market developments in 2005.

Claims for natural catastrophes were the highest ever recorded, while Hurricane Katrina became the largest single insured loss in history. Almost 90% of the total claims from natural catastrophes were caused by storms and floods, from both the Atlantic hurricanes and the heavy August rains that caused widespread flooding in Switzerland, Germany and Austria. The combination of the 2005 claims and heightened demand for coverage has led to a significant increase in natural catastrophe pricing for the exposures most at risk, including US property exposures and marine offshore energy programmes. The corporate sector also saw stronger rates, terms and conditions, arresting previous market softening, especially in North America.

Aside from natural perils, the market experienced a number of significant man-made property losses, including a fire at an oil-sands plant in Canada and an explosion at a UK fuel storage tank facility. These events accelerated price rises in the energy sector.

Terrorism remains an important issue, although the attack in London in July was not a significant insurance event. Swiss Re supports permanent market solutions based on a partnership between insured parties, insurers, capital markets and governments. In France, such a partnership was enhanced when state participation was extended to include mid-sized and small risks, in addition to large industrial risks. In the US, legislators extended the Terrorism Risk Insurance Act (TRIA) for another two years.

Global casualty premium rates came under pressure but remained at attractive levels during 2005 except in a few liability lines where Swiss Re considered rate reductions to be unjustified.

Some pharmaceutical companies and financial institutions were unwilling to purchase cover at 2005 rates and conditions, and thus decided not to purchase insurance in certain segments.

Swiss Re's underwriting steering values, which compare current prices with the Group's required risk-adjusted profit margins, continue to support Swiss Re's disciplined underwriting approach and to shape the portfolio for sustainable profitability. This approach actually led to a decrease in renewed business in January 2006 for certain casualty lines as continued pressure on rates meant some casualty business was marginal at best.

Swiss Re welcomes recent developments in the US legal landscape following positive legislative changes and court rulings in general third-party liability, product liability and professional indemnity cases. The number and size of security class action filings significantly decreased in 2005 and are now below the 1996–2004 average.

In Europe, compensation levels for bodily injury claims are still rising and European class action legislation is emerging – although not to the same extent as in the US. Profitable underwriting depends on closely monitoring these trends. Swiss Re is particularly active in emerging Asian markets where legal and social changes have increased liability awareness, creating greater demand for liability insurance products.

Property & Casualty business results[1]

CHF millions	2004	2005	Change in %
Revenues			
Premiums earned	18336	**16359**	–11
Net investment income	1597	**1942**	22
Net realised investment gains	927	**810**	–13
Trading revenues	17	**27**	59
Fees, commissions and other revenues	11	**72**	>250
Total revenues	20888	**19210**	–8
Expenses			
Claims and claim adjustment expenses	–13408	**–13851**	3
Acquisition costs	–3834	**–3414**	–11
Other operating costs and expenses	–919	**–920**	0
Total expenses	–18161	**–18185**	0
Operating income	2727	**1025**	–62
Thereof: Traditional business	2682	**871**	–68
Non-traditional business	45	**154**	242

Ratios for traditional business

	2004	2005
Claims ratio (in %)	72.7	**85.1**
Acquisition cost ratio (in %)	19.2	**19.9**
Administration expense ratio (in %)	5.3	**5.3**
Combined ratio (in %)	97.2	**110.3**

[1] Risk Solutions business, which represents Swiss Re's activities with large corporate clients, was formerly part of Financial Services and is now incorporated into Property & Casualty for both years presented.

Business results

Operating income declined to CHF 1.0 billion from CHF 2.7 billion in the previous year. The key factor in this decline was the impact of extraordinary claims arising from natural catastrophes, which increased by CHF 1.6 billion to CHF 2.5 billion in 2005, after release from equalisation reserves of CHF 613 million. This represented 15% of premiums earned, compared with 5% in the previous year.

Net investment income increased by CHF 345 million, to CHF 1.9 billion, reflecting strong cash flows, rising interest rates and the extension of durations during the year. Realised gains reduced by CHF 117 million to CHF 810 million.

In the first half of 2005, prior years incurred adverse development of CHF 255 million. In the second half of 2005, prior years developed favourably with a small release of CHF 31 million. Overall, prior years generated a modest loss of CHF 224 million, representing less than 0.5% of 2004 Property & Casualty reserves and 1.5% of the 2005 premiums earned for traditional business. For years 1998 and prior, the run-off was neutral, while years 1999 to 2001 still experienced adverse development for US liability lines. Encouraging are the positive developments emerging for years 2002 to 2004, reflecting the sound basis that the business has been written on in recent years.

Premiums earned

Premiums earned declined by 11%, reflecting reductions of 5% in traditional business and 43% in non-traditional business. Traditional volumes were affected by a 12% decrease in facultative and direct corporate business and a 3% reduction in treaty business, in line with indications at the time of the 2005 renewals. The treaty renewals during the year were characterised by Swiss Re's actions to reduce liability business and by stable volume in property.

Swiss Re reduced its facultative and corporate portfolios due to softening rates in the first half of the year, especially in liability and large property risks. In the non-traditional portfolio, a few large propor-

Premiums earned 2005 by division
Total CHF 16.4 billion


12% Risk Solutions
11% Asia
34% Americas
43% Europe

tional contracts were not renewed, primarily because clients' balance sheets had strengthened and there was a general slowdown in demand for these covers.

Combined ratio

The combined ratio for traditional business increased from 97.2% in 2004 to 110.3% in 2005. This increase is largely due to the exceptional level of natural catastrophe claims compared to last year, which, net of equalisation reserves releases, reduced traditional income by CHF 1.4 billion, or 10 percentage points of traditional premiums earned.

Lines of business

Swiss Re continues to proactively manage its mix of business, directing capital to those lines that generate superior returns.

Property

CHF millions	2004	**2005**
Premiums earned	4660	**4649**
Combined ratio (in %)	78.9	**97.5**

Property premiums remained unchanged, with a reduction in facultative premiums being offset by a shift from liability to property in the 2005 treaty renewals.

Large North Atlantic hurricane claims, totalling CHF 1.1 billion, overwhelmed strong underlying performance for the year, and an excellent result from Asia. After a relatively heavy year for natural catastrophes in 2004, Asia benefited from a lighter burden of large natural catastrophe claims in 2005.

The hurricane losses led to an industry-wide re-evaluation of North Atlantic exposure and prices for affected areas moved sharply upward in the second half of the year. To a somewhat lesser extent this upward price pressure carried through to other peak natural catastrophe exposures, including windstorm Europe. Unaffected catastrophe risks in non-peak exposures remained stable.

Rates for man-made risks saw less upward pressure because of generally strong prices, especially in Europe and Asia; some markets saw slight downward pressure through the year's end. Contractual terms and conditions for property business remained strong.

Liability

CHF millions	2004	**2005**
Premiums earned	3930	**3492**
Combined ratio (in %)	118.7	**126.4**

Liability rates overall were lower, with downward pressure being exerted in those lines which have experienced substantial increases over the past three years. Swiss Re maintained its disciplined underwriting, and accordingly discontinued significant volumes of business for the more uncertain and volatile long-tail lines, such as directors' and officers' and US professional covers in general. Swiss Re's strong stand on pharmaceutical terms and conditions also caused significant loss of premium volume.

Consistent with industry-wide experience, adverse development continued to drag down the performance of liability business. The effect of the negative development, primarily for years 1999 to 2001, was strongly reflected in the poor combined ratio and further magnified by the 11% reduction in premiums.

In contrast, pricing on the new business written was satisfactory and profitability was maintained. The development of more recent underwriting years showed that significant improvements have been achieved.

Motor

CHF millions	2004	**2005**
Premiums earned	2284	**2072**
Combined ratio (in %)	104.3	**99.0**

Pricing of the Swiss Re motor book remained stable and terms and conditions in general were unchanged. The 9% reduction in premium volume stemmed from lower demand at Swiss Re's price level, which mainly affected the proportional motor business in Italy, Germany and the UK, and an increase in client retentions. In some countries, such as France, where there was an upward trend in bodily injury claims, Swiss Re increased its rates in order to maintain price adequacy. As a result of firm underwriting action, the quality of the motor book has improved.

Accident

CHF millions	2004	**2005**
Premiums earned	679	**812**
Combined ratio (in %)	78.9	**91.0**

Conditions in the US primary workers' compensation market have improved and the premium growth of 20% is entirely due to one large workers' compensation contract. Stricter case management and legislative reform led to reduced overall claims costs in the market. The combined ratio increased, reflecting the writing of the large and profitable long-tail treaty. Pricing and coverage remained relatively unchanged for catastrophe workers' compensation products, which again produced satisfactory results.

Personal accident primary rates remained stable in most markets; in some cases, however, ceding companies increased their retentions, putting reinsurance rates under pressure. Swiss Re's market share declined in Europe, its major personal accident market, in the face of lower rates.

Specialty lines

CHF millions	2004	**2005**
Premiums earned	2361	**2189**
Combined ratio (in %)	99.2	**102.6**

Premium volume fell by 7%, mostly due to a reduction in engineering premiums in Europe because of a non-recurring premium adjustment in 2004 related to prior-year business.

Engineering showed positive results, due to a lack of major claims and continuing strong premium levels. Marine benefited from small increases in original rates, while overall premiums fell because of selective underwriting.

Swiss Re's marine results were severely affected by the CHF 299 million impact of the Atlantic hurricanes, particularly to the offshore energy portfolio, which had a 14 percentage point impact on the combined ratio.

Risk Solutions

CHF millions	2004	**2005**
Premiums earned	1 800	**1 657**
Combined ratio (in %)	93.2	**146.4**

Premiums fell by 8% reflecting softer rates in the first half of the year, which led to less business meeting Swiss Re's pricing requirements.

In property, Swiss Re benefited from far better terms in the second half of the year, following the hurricanes. The resulting opportunities, which also arose in non-directly exposed markets, were actively pursued. In casualty, competitive pressures pushed rates down but a strict underwriting approach helped secure sound economic terms for the portfolio. Aviation and space rates were under pressure in the main airline and space markets, after a few years with low frequency of major events. Rates were more stable in the product manufacturers' and general aviation segments.

The combined ratio was strongly impacted by hurricane claims, which amounted to CHF 762 million, net of equalisation reserves release, or 46 percentage points on the combined ratio. Excluding the exceptional natural catastrophe claims, recent treaty years developed in line with expectations.

Non-traditional

CHF millions	2004	**2005**
Premiums earned	2 622	**1 488**
Operating income	45	**154**

The combined ratio is not a suitable measure for some non-traditional treaties as the source of profits typically arises from a combination of investment performance and underwriting performance. Overall, there was a significant reduction in premiums due to the non-renewal of two large quota share agreements. Profitability nevertheless increased following a large favourable commutation and beneficial development on one major contract.

Product development in China

China's steady economic liberalisation has spurred major growth in its insurance market since 2001, when the country joined the World Trade Organization (WTO). As the industry continues to evolve, Swiss Re is actively helping to develop a sophisticated risk management culture and stimulate product development.





Although China's real GDP has grown by an impressive annual average of 9% over the last ten years, insurance penetration is still very low. Life and property and casualty combined totalled a mere 2.7% of GDP in 2005, with property and casualty business accounting for less than 1%.

Following WTO accession, China began to phase out compulsory cession requirements, allowing insurers to place reinsurance business based on commercial and risk considerations. This was a key milestone in the market's development. Since 2003, three international reinsurers, including Swiss Re, have opened branches in the country.

Swiss Re actively shares knowledge with its Chinese clients to help foster sound market growth. For example, liability products are rapidly becoming essential as economic development creates awareness of consumer and legal rights and generates more litigation. Globalisation is reinforcing this trend: exporters are seeking cover for product liability while Chinese enterprises – particularly those seeking overseas listing – are keen to acquire directors' and officers' covers.

China's economic growth is leading to the emergence of a significant middle class as evidenced by the rapid increase in vehicle registrations and the resulting need for key transportation infrastructure.



"Our success lies in knowing and listening to our clients, and bringing the best of international product knowledge and technology to help Chinese insurers create a state-of-the-art risk management framework in the shortest time possible."

Franz Josef Hahn, Head of Property & Casualty Greater China, Asia Division

Continued strong economic growth in China necessitates new insurance solutions. Swiss Re supports local insurers with its product expertise in motor and liability insurance, thereby enabling them to address varying regional underwriting requirements.

So, although liability insurance currently only constitutes 3% of China's property and casualty insurance market, it will clearly be crucial to the economy's sustainable growth.

Swiss Re has been advising Chinese insurers to steer their liability regime away from some western examples, particularly the US, which have become expensive welfare transfer mechanisms. In 2005, Swiss Re discussed global and local trends and the future of Chinese liability insurance with stakeholders at two conferences in Beijing and Shanghai, which attracted almost 400 industry players. Led by Ruediger Otto, Head of Casualty Underwriting in Swiss Re's Asia Division, and Eric Gan, Manager of Facultative Casualty business for Greater China, and supported by Swiss Re's Chief Claims Strategist, Rick Murray, these seminars have triggered a product development surge in China's liability market.

Motor liability is a particularly interesting area in the Chinese liability sector, partly due to the Chinese government's introduction of compulsory third-party liability cover in 2005. Vehicle registrations rocketed from a mere 5.5 million in 1990 to 26.9 million at the end of 2004. Competition is keen among both foreign and domestic players in the primary market, but statutory cover limits are so low that they are unable to meet the insurance needs of the more affluent coastal regions. The situation is therefore ripe for a global reinsurance leader with product expertise to step in and provide support to local insurers.

Tailored global solutions for China's high-end market needs

Swiss Re is pursuing new product development in China and investigating e-business tools that add convenience for policy buyers, enhance distributor efficiency and speed up back-office processing. To this end, the Group has been working with a key multi-branch national client and local direct distribution specialists to create a motor excess of loss reinsurance policy that goes well beyond compulsory cover limits to meet the more sophisticated needs of China's increasingly affluent vehicle owners.

The custom-designed product, based on existing global solutions, was first offered in the southern city of Guangzhou and is targeted at about 10% of the client's portfolio of 30000 vehicles. Nation-wide rollout will take place in 2006. This type of product highlights Swiss Re's ability to adapt proven, product-based global models in response to fundamental changes in China's risk landscape.

Return on operating revenues rose to 9.6%, on the back of positive claims developments, exceeding its 9% target.

Key business topics

Swiss Re's mortality experience continued to develop positively, due both to underlying demographic trends and to higher underwriting and risk management standards in the primary business. Swiss Re regularly reviews treaty pricing to ensure that it reflects the latest mortality and economic assumptions.

The growth of the primary market was largely from investment rather than protection products: the so-called "protection gap" remains a significant issue in both established and new markets. Swiss Re's traditional life and health business grew only modestly in 2005. The Group's repricing initiative, undertaken in 2004, particularly restrained new business growth in the US. Swiss Re's business in Asia grew by more than 15%; several key strategic initiatives will build on this achievement in 2006, including new product development in the areas of health and living benefits and capital management.

Swiss Re successfully integrated its two large Admin Re^{SM} acquisitions from 2004: CNA's individual life business and the Life Assurance Holding Corporation (LAHC). This included consolidating more than two million policies onto Swiss Re's platforms. Swiss Re has successfully integrated more than 40 individual deals since 1998 and now has in excess of five million policies under management. Although 2005 saw no major Admin Re^{SM} transactions, Swiss Re expects that further consolidation of the global life industry will offer substantial future opportunities.

In December 2005, Swiss Re completed its second securitisation of insurance and investment risks from US life portfolios. The ALPS transaction, which securitised USD 370 million of expected future profits from four blocks of Admin Re^{SM} business, brought Swiss Re's 2005 total for life-related insurance-linked securities to USD 615 million.

Through its Vita Capital programme, Swiss Re draws on capital markets to mitigate the impact of an extreme mortality event, including a global pandemic. The Group closed its second Vita life catastrophe bond in 2005, bringing Swiss Re's total cover, provided through issuing notes as collateral against a significant loss event to USD 762 million.

Business results

The operating result rose by 9% over the previous year to CHF 1.3 billion.

The traditional life operating result increased by 16% to CHF 740 million, reflecting the release of the unused portion of the tsunami provision established at the end of 2004 and the continuing positive mortality experience around the world. The traditional health result increased by CHF 14 million, to CHF 212 million; the Admin Re^{SM} operating result remained stable at CHF 381 million.

The 9.6% return on operating revenues exceeded both the target of 9% and the prior year return of 9.1%. The return for traditional life business improved from 8.2% in 2004 to 9.3% in 2005, following the release of the unused portion of the tsunami provision. The return for traditional health business improved from 9.3% in 2004 to 9.6% in 2005, as reserve strengthening for discontinued lines in the US was more than offset by positive claims experience from the income protection lines in Europe.

The Admin Re^{SM} return declined from 11% in 2004 to 10.2% in 2005, due to the accelerated amortisation of the present value of future profits at CHF 27 million. Excluding this adjustment, which was more than offset by realised gains on the Admin Re^{SM} portfolio of CHF 140 million, the return on Admin Re^{SM} would have been 10.9%.

The management expense ratio increased from 5.2% in 2004 to 5.6% in 2005, reflecting the increased share of Admin Re^{SM} business (CNA and LAHC for twelve months), which carries higher expenses associated with direct business, as well as systems investments to improve the traditional business administration platforms.

Net investment income increased to CHF 3.3 billion, largely due to the first full year of income on the 2004 Admin Re^{SM} acquisitions offset by the impact of the Queensgate securitisation. This securitisation is in the form of a retrocession arrangement, thereby ceding premiums, net investment income and claims. The retrocession reduced the growth in operating revenues, as CHF 181 million of premiums and CHF 111 million of net investment income were retroceded to Queensgate. Excluding the impact of this retrocession the net investment income of the Life & Health business would have increased by 6%.

Life & Health business results

CHF millions	2004	**2005**	Change in %
Revenues			
Premiums earned	10205	**10512**	3
Net investment income	3178	**3251**	2
Net realised investment gains – participating	51	**91**	78
Operating revenues	13434	**13854**	3
Net realised investment gains – non-participating	82	**310**	>250
Total revenues	13516	**14164**	5
Expenses			
Claims and claim adjustment expenses; life and health benefits	–9331	**–9521**	2
Acquisition costs	–2177	**–2229**	2
Other operating costs and expenses	–704	**–771**	10
Total expenses	–12212	**–12521**	3
Operating income	1304	**1643**	26
Operating result (excluding non-participating net realised investment gains)	1222	**1333**	9
Management expense ratio (in %)	5.2	**5.6**	
Return on operating revenues (in %)	9.1	**9.6**	

Operating result (excluding non-participating net realised investment gains)

CHF millions	2004	**2005**	Change in %
Traditional life	637	**740**	16
Traditional health	198	**212**	7
Admin Re^{SM}	387	**381**	–2
Total	1222	**1333**	9

Premiums earned

Premiums increased by 3%, to CHF 10.5 billion. The Queensgate securitisation effectively reduced premiums by CHF 181 million; excluding the impact of this transaction, underlying premium growth was 5%. Traditional life premiums increased by 3%, reflecting the low levels of growth in the US life reinsurance markets, which were however offset by stronger growth in Asia. Traditional health premiums remained flat at CHF 1.6 billion, with growth in new group income protection business offsetting the run-off of discontinued lines. Admin Re℠ premiums, after adjustment for the Queensgate transaction, increased by 17% to CHF 2.1 billion, reflecting the full-year impact of the 2004 acquisitions of LAHC and the individual life business of CNA.

Premiums earned 2005 by region

in %	2004	2005
North America	65.4	**63.7**
Europe	26.1	**27.2**
Rest of the world	8.5	**9.1**
Total CHF millions	10205	**10512**

Traditional life

CHF millions	2004	2005
Operating revenues	7796	**7926**
Return on operating revenues (in %)	8.2	**9.3**

Growth in the traditional life operating revenues was low due to the reduction in cession rates in the US combined with the impact of Swiss Re's 2004 repricing initiative. This was partially offset by strong underlying growth in Asia, particularly in Japan and Australia.

The return on operating revenues in 2004 included a provision of CHF 58 million for the Asian tsunami. The 2005 return of 9.3% reflects the release of the unused portion of this provision.

In addition, the traditional life business continued to benefit from good mortality experience in all markets.

Traditional health

CHF millions	2004	2005
Operating revenues	2124	**2203**
Return on operating revenues (in %)	9.3	**9.6**

The traditional health business operating revenues grew by 4% with growth in new individual and group income protection, particularly in Europe and Asia, offsetting the run-off of exited lines, largely in North America.

The return on operating revenues increased to 9.6% following positive claims experience largely on continuing income protection lines in Europe. This was somewhat offset by reserve strengthening in discontinued lines in the US.

Admin Re℠

CHF millions	2004	2005
Operating revenues	3514	**3725**
Return on operating revenues (in %)	11.0	**10.2**

The growth in operating revenues of 6% is due to the first full year of the 2004 acquistions offset by the impact of the Queensgate retrocession. Excluding the impact of this retrocession, the growth would have been 14%.

The return on operating revenues in 2005 of 10.2% was impacted by the accelerated amortisation of the present value of future profits, following realised gains in the Admin Re℠ portfolio.



Capital management and risk transfer in life insurance

Primary life insurance places considerable demands on capital: initial statutory reserves, solvency capital and commission can total several times the first year's premium. Reinsurance can help to ease this capital strain and, with progressively more sophisticated structures, has the increasing potential to enable life insurers to further enhance their profitability.



Life insurance is a long-term business: the profits for a portfolio of in-force life risks typically take many years to emerge. Yet tomorrow's mortality margins can be given a value today. Under a reinsurance arrangement called "sale of mortality margins" (SMM), a life insurer can sell this in-force value to a reinsurer. In return, the life insurer receives capital management benefits on both sides of its balance sheet.

On the asset side, a sum falls due from the reinsurer in the form of a commission; this can count towards the capital the life insurer must hold for regulatory purposes. The effect is that the insurer can immediately use the corresponding increase in free assets to write new business, improve its rating or increase returns to shareholders.

On the liability side, as in traditional reinsurance, SMM fully transfers risk from the insurer to the reinsurer, who is liable for any higher-than-expected claims experienced by the insurer. This reduces the insurer's required solvency margin, thereby unlocking tied-up capital. SMM therefore represents a twin value enabler for insurance companies.

To ensure that claims can be paid, insurers estimate the future experience of their

Reinsurance eases the capital requirements of primary life insurers, enabling them to offer competitively priced cover to individuals and corporations.



"With SMM, we can place a value on a life insurer's anticipated margins, allowing it to sell all, or part, of these future cash flows. In exchange, the life insurer receives capital management benefits on both sides of its balance sheet."

Christian Gobet, Senior Marketer, Structured Life & Health (Re)insurance Solutions

Demands on capital can challenge life insurers' growth capacity. By helping unlock future profits, Swiss Re offers its life insurance clients capital solutions that enable them to seize new business opportunities.

portfolios and hold a prudent level of reserves. However, actual experience in any one year is subject to random, short-term fluctuations. In addition to prudently-calculated reserves, regulators require insurers to hold a so-called "solvency margin" to ensure they can continue to operate following adverse experience.

The SMM structure offers significant benefits – particularly for life insurers in Continental Europe, where future profit margins may not be recognised in regulatory returns. "Mortality margins" are the difference between the rates set prudently by the regulator and the actual mortality rates expected by the insurer and reinsurer. By selling these margins to the reinsurer, SMM enables the insurer to recognise their value as an asset for which, subject to regulatory approval, it can take immediate credit at the inception of the reinsurance arrangement. As these mortality margins are realised over the years, they are ceded to the reinsurer.

An SMM arrangement can be structured to reinsure 100% of the mortality risk retained within blocks of business prior to the transaction. However, to ensure an alignment of interest in claims management between the two parties, the insurer should ideally keep part of the risk. Subject to this, insurers have a high degree of flexibility as to the business comprised within the reinsured portfolio and could choose, for example, to reinsure a block of short duration term assurance business with a 50% quota share, or a longer-term block with a higher proportion reinsured.

Swiss Re's "sale of mortality margins" (SMM) structure offers life insurers an efficient and flexible capital management solution

As the world's leading life reinsurer, Swiss Re has gained extensive knowledge of mortality experience; SMM uses this capability to create value for insurers in a way that suits clients' individual capital management needs. Jos Cobben, head of Swiss Re's Life Products team in Continental Europe, explains: "SMM is an excellent component in the toolkit we offer to our clients. Swiss Re recently arranged an SMM structure for a key client. Thanks to our knowledge and expertise, we can accurately value an insurer's mortality margins and realise that value in a way that suits the client's individual capital management needs."

Flexibility is a key strength of Swiss Re's SMM. The asset provided to the insurer can be in cash, or booked as a receivable on its balance sheet. The duration of the arrangement can be tailored – either to reflect the natural run-off of the insured portfolio or for a pre-determined period.

Financial Services business

Operating income rose 15% to CHF 366 million, with strong performance by Credit Solutions offsetting lower trading revenues. The new Insurance Risk Transformation unit sharpens Swiss Re's focus on capital markets.

Key business topics
In 2005, Swiss Re benefited from a favourable credit environment and from its active monitoring of counterparty credit quality. The structured products and credit derivatives markets continued to grow in size and complexity. Financial Services further expanded its capabilities in these areas, investing in people and technical resources to offer structuring, trading and risk underwriting capabilities to third-party clients and to Swiss Re.

Hedge funds continued to attract capital and increased their activity in insurance markets as significant investors in insurance-linked securities. Additionally, they participated directly in insurance and reinsurance markets. Investors remained confident in the insurance-linked securities sector, which retained its liquidity in a higher-than-average catastrophe year.

Financial services solutions
Financial Services provides the Group with greater flexibility in managing its balance sheet and reducing earnings volatility, while increasing the transparency and liquidity of insurance risks for both investors and clients.

The creation of the Insurance Risk Transformation unit has increased the focus on the acceleration of Swiss Re's balance sheet through securitisation. In 2005, the Group executed four insurance-linked securitisations: two capital management transactions in the life area and two risk management transactions.

Credit Solutions manages its portfolio for profits throughout the economic cycle, complementing stringent credit underwriting standards with selective hedging, including credit default swaps and risk securitisation. Pursuing this strategy, it successfully completed a trade credit reinsurance securitisation in January 2006 – a first in the market.

Capital Management and Advisory (CMA) remains at the forefront of the market for intermediating insurance risk, complemented by controlled growth of its trading and structuring capabilities in other asset classes. CMA originates, structures, places and trades interest rate, equity, credit, insurance and weather risks.

Proprietary Asset Management aims to provide Swiss Re with superior risk-adjusted returns on its investment portfolios. Swiss Re provides asset management services for insurance clients under the Conning Asset Management brand in the US, Canada, Bermuda, UK and Europe; it will open a Conning office in Asia during 2006. Third-party assets under management increased to USD 61.3 billion as at 1 January 2006 – a compound annual growth rate of 24% since Swiss Re acquired Conning in 2001.

Business results

Operating income rose 15% to CHF 366 million, driven by the excellent performance of Credit Solutions and further improvements in the profitability of Swiss Re's third-party asset management business. Total revenues declined 3% to CHF 1.7 billion, due to lower revenues in the Capital Management and Advisory business, which offset increases in other Financial Services businesses. Premiums earned increased only slightly, due both to stringent underwriting standards in Credit Solutions and increased retention by some clients. Trading revenues and fee income declined, reflecting a challenging environment for Capital Management and Advisory's corporate finance and equities units, as well as Swiss Re's reduced market risk exposure to structured and traded credit products. This decline was in contrast to a strong increase in fees for third-party asset management. Mark-to-market gains on portfolio credit swaps boosted earnings, although to a lesser extent than in 2004.

The combined ratio of 81.1% is lower than in the previous year, due both to a continued favourable market environment in Credit Solutions' traditional trade credit and surety reinsurance business and to a favourable claims settlement agreement reached earlier in the year. The margin on fee business declined primarily due to the challenging conditions in corporate finance and equities units.

Financial Services business results[1]

CHF millions	2004	2005	Change in %
Revenues			
Premiums earned	898	**908**	1
Net investment income	49	**71**	45
Net realised investment gains	30	**20**	–33
Trading revenues, fees and commissions	765	**695**	–9
Total revenues	1 742	**1 694**	–3
Expenses			
Claims and claim adjustment expenses	–445	**–327**	–27
Acquisition costs	–314	**–295**	–6
Operating costs	–666	**–706**	6
Total expenses	–1 425	**–1 328**	–7
Operating income	317	**366**	15
Premium business			
Combined ratio, traditional business (in %)	92.5	**81.1**	
Fee business, excluding proprietary asset management			
Return on total revenues (in %)	12.9	**9.1**	

[1] Risk Solutions business, which represents Swiss Re's activities with large corporate clients, was formerly part of Financial Services and is now incorporated into Property & Casualty for both years presented.

Credit Solutions: From reinsurance to capital markets

Swiss Re is the market leader in trade credit reinsurance and a successful player in the field of structured credit and financial guarantee transactions. 2005 was another excellent year for Swiss Re's Credit Solutions, producing strong revenues and above average operating income. While further consolidating its position in the reinsurance area, Credit Solutions successfully expanded in the structured credit and capital markets arena.

The combination, within Financial Services, of Credit Solutions' expertise in trade credit reinsurance with the ability to securitise insurance risk, was the foundation for the successful completion of the first indemnity-based credit reinsurance securitisation, which closed on 13 January 2006. The EUR 252 million issue benefits Swiss Re by transferring credit insurance risk to the capital markets.

In this transaction, Swiss Re transfers risk through a retrocession agreement to Crystal Credit Ltd, which in turn issues principal at-risk variable notes. The underlying risk is linked to Swiss Re's incurred claims on its credit reinsurance business for the underwriting years 2006, 2007 and 2008. The indemnity-based trigger allows Swiss Re to achieve capital relief at minimal basis risk. In turn, the security provides investors with the benefit of an actively managed credit insurance book over three years. For Swiss Re, the transaction increases the stability of the credit reinsurance market for its credit insurance clients.

With revenues over CHF 1.0 billion, highly diversified in terms of geography and underlying risk, the Credit Solutions business sector is well positioned to leverage its expertise in the growing credit market and will benefit from the ongoing convergence between insurance, reinsurance, banking and capital markets.

Increased capacity through securitisation

The global insurance industry requires new sources of risk capital as the size and frequency of insured events grow. Concurrently, the industry is striving to increase capital efficiency through alternative sources of finance. Insurance-linked securitisation achieves both of these aims.





The global insurance industry has substantial risk-taking capacity, but the global capital markets' capacity is much larger. By developing techniques to transfer risk from the insurance to the capital markets, reinsurers are opening a vast pool of risk underwriting capacity that will enable greater risk transfer and improve capital efficiency.

The fundamental basis of insurance is risk diversification: the premiums of the many pay for the losses of the few. Transferring risk from the individual policyholder to an insurance company both diversifies risk and gives individual security for further economic risk taking. By the same token, transferring risk from the insurer to the reinsurer provides a second order of risk diversification, increasing the economic efficiency of the process and enabling insurers themselves to take on more risk. By transferring risks once again to the financial markets, reinsurers can further improve capital efficiency, reduce insurance costs and provide greater capacity to their customers – the insurance companies.

Securitisation is an efficient way to transfer insurance risks to the capital markets: a reinsurer can bundle together a particular class of risk – California earthquake, for

Institutional investors now dominate the insurance-linked securities investor base, which includes some of the largest global fixed-income money managers and multi-strategy hedge funds.



"Insurance-linked risk securitisation will soon be a core competence for reinsurers. Swiss Re is making sure it leads the market."

Markus Schmutz, Managing Director, Swiss Re Capital Markets Corporation

New solutions for improved capital efficiency are being sought since natural catastrophes continue to grow in dimension and frequency. Through its leadership in securitisation, Swiss Re continues to create attractive solutions for transferring risks to the global capital markets.

example, or a global risk of influenza pandemic – into a bond or other security and sell it to investors. The investors who buy the securities understand that they will receive a particular return on their investment – unless the specified event occurs. If it does, they may lose some or all of the capital they have invested.

Insurance-linked securities (ILS) offer an attractive risk/return profile – one that does not generally correlate with other investments, thus helping to diversify the investor's own portfolio. For the insurance industry, investors' capital provides a secure source of funding, should a specific event occur.

Since the inception of the market in 1997, over USD 22.4 billion of ILS have been issued. There are currently approximately USD 16.9 billion of ILS outstanding, about USD 5.1 billion in the non-life sector and USD 11.8 billion in the life sector. Swiss Re issued its first securitisations in 1997, after two major catastrophic events, Hurricane Andrew in Florida and the Northridge earthquake in California, put significant strain on the capacity of the global insurance and reinsurance industries.

Most Swiss Re securitisations have been for low-frequency, high-severity risks, otherwise known as catastrophe risks. Increasingly, however, the Group is applying this method to the monetisation of future insurance profits, including embedded value life securitisation. Transferring risk to the capital markets to increase capacity, diversification and efficiency is becoming a core part of reinsurance practice.

Swiss Re transfers USD 762 million of peak life insurance risks to the capital markets

Swiss Re is the world's largest life reinsurer. Committing capital to underwrite such risks demands an excellent understanding of potential mortality scenarios that could adversely affect the balance sheet.

One such scenario would be a global pandemic on the scale of the 1918 "Spanish" influenza. The SARS outbreak of 2003 in Asia threatened to develop in this way; and experts are currently worried that avian influenza might mutate into a contagious and virulent human strain, spreading quickly around the world.

Swiss Re is limiting its exposure to these scenarios by transferring a significant proportion of extreme mortality risk to the capital markets. Two transactions, Vita I and Vita II, have transferred a total of USD 762 million to the capital markets since 2003. Through such large-scale securitisation transactions, Swiss Re is helping to diversify the world's risk further and more effectively.

Business outlook

Swiss Re expects to capture the full potential of the market through a continuing focus on profitability and product innovation.

Client focus and product developments
Increased client focus was one of the main drivers for the organisational realignment completed during 2005 and is already bearing fruit with clients reacting positively to Swiss Re's combined marketing activities for its Property & Casualty and Life & Health businesses.

The new organisation places strong emphasis on underwriting quality, product development and knowledge. The separation of Products and Client Markets, and the resulting product focus, ensure that underwriting quality standards are continually improved. New products are being developed which will further enhance the services the Group offers its clients. Swiss Re's Underwriting Development Programme continues to hire and train underwriters in order to reinforce these vital resources and meet growing demand in the emerging markets.

Business developments
The January 2006 renewals of Swiss Re's non-life reinsurance portfolio showed improvement in economic profit of approximately 7% and a premium volume increase of 1%. These results were achieved despite higher claims expectancy in natural catastrophes and casualty, higher client retentions and a shift towards higher layers.

In general, underwriting conditions were very attractive for most of the European business renewed in January. Property rates reflected the impact of natural catastrophe losses and rose from already high levels. Liability rates, while generally stable, did not rise as expected and Swiss Re was highly selective in underwriting profitable business. The renewal for credit and surety business was strong and Swiss Re further strengthened its leading position with key clients and market segments.

Offshore gulf energy and US hurricane accounts will renew later in the year, and Swiss Re anticipates pricing for these cat-exposed risks to be very favourable. Other property and specialty markets are likely to remain generally stable with local market-specific variations. For example, January renewals in Asia achieved excellent 23% growth with about half the treaty book renewing in January from predominantly emerging Asian markets. As the balance of business to be renewed is from more mature markets, Asian growth in the remainder of the year is expected to be lower.

Overall, Swiss Re expects to maintain a preferred position in an attractive market and to secure terms and conditions that outperform the market average. Swiss Re will maintain its strong global market position, continued focus on economic profit, and strict pricing discipline. Provided that large claims are within expected levels, Swiss Re anticipates its combined ratio, from 2006 January renewals, to be below 95%.

On the life and health side, the primary markets show increasing policyholder demand for a wide range of living and survival benefits. Swiss Re is developing new products with clients within appropriate risk sharing and risk management structures. New products being reviewed include a wider range of health products, longevity solutions and alternative solutions in the US to address regulatory reserving requirements and associated collateral needs for guaranteed term assurance products. The Group also continues to work with clients to respond to their capital management needs, including alternative structured reinsurance solutions and Admin Re℠. The anticipated consolidation of the life insurance market is expected to provide a number of opportunities for further Admin Re℠ transactions.

The outlook for Financial Services remains positive. Swiss Re expects fee business to return to growth and increase its profitability in 2006. Swiss Re's third-party asset management business should continue to expand its client base and provide increased fee-based earnings for Swiss Re under the Conning Asset Management brand. With the expansion to new markets and product lines in early 2006, the insurance-linked securities market is expected to continue its positive development with increased liquidity, new issuers and a more diversified investor base.

Financial targets
Swiss Re maintains its targets of earnings per share growth of 10% and return on equity of 13% over the cycle, reflecting the Group's commitment to grow returns for shareholders.

Risk and capital management

Swiss Re uses risk and capital management to ensure controlled risk taking and adequate capitalisation, and to maintain the financial flexibility to profit from attractive business opportunities.

Risk management

Controlled risk taking requires a strong risk management organisation and comprehensive risk management processes to identify, assess and control the Group's risk exposures.

Risk management principles

At Swiss Re, risk management is based on four guiding principles that are applied throughout the Group:

- Controlled risk taking: financial strength is important to Swiss Re's business. The Group's overall risk limits are clearly defined. Within these limits risk-taking activities target businesses that provide shareholders with attractive risk-adjusted returns.
- Clear accountability: Swiss Re operates on the principle of delegated authority. Business units are accountable for the risks they take and their incentives are aligned with Swiss Re's overall business objectives.
- Independent risk management function: to avoid conflicts of interest, dedicated specialised units monitor risk-taking activities.
- Open risk culture: risk transparency and responsiveness to change are integral to Swiss Re's risk control process. Swiss Re has institutionalised knowledge-sharing processes at all levels.

Swiss Re's risk governance aims to efficiently support these principles. In August 2005, the Board of Directors approved the Assurance Framework, which ensures that, in the new organisation, a risk owner, risk taker and risk controller are assigned to each risk. This framework will also ensure that Swiss Re's risk governance remains at the forefront of the industry.

Risk management organisation

The Board of Directors is ultimately responsible for Swiss Re Group's risk management principles and policies, as well as for approving Swiss Re's overall risk tolerance. The Board committees that deal with risk management issues include the Finance and Risk Committee and the Audit Committee.

The Executive Committee is responsible for implementing the risk management framework through the following committees:

- The Group Capital and Capacity Allocation Committee is responsible for allocating capital and capacity (including individual credit counterparty limits), approving the risk limits for individual investment asset classes and any changes to the internal risk and capital methodology.
- The Group Products and Limits Committee determines the Group's product policy and standards, grants reinsurance limits and decides on large or non-standard transactions.

Within the Executive Committee, the Chief Financial Officer (CFO) is responsible for the business planning process and defining asset management benchmarks. Responsibility for implementing the risk governance framework across the Group lies with the Chief Risk Officer (CRO). The CRO leads the global risk management function, which was adapted following the reorganisation implemented in September 2005 (see Figure 1).

Figure 1: **Risk management – overview of Swiss Re's key bodies and functions**


Group Internal Audit
Chief Executive Officer
Chief Risk Officer
Chief Financial Officer
Credit & Financial Market Risk Management
Life & Health Risk Management
Property & Casualty Risk Management
Group Operational Risk Management
Corporate Integrated Risk Management
Sustainability & Emerging Risks
Corporate Actuarial

The global risk management function is organised by risk categories with dedicated departments for credit and financial market risk, property and casualty risk, life and health risk and operational risk. Each of these departments is entrusted with Group-wide responsibility for identifying, assessing and controlling their allocated risks. The Corporate Integrated Risk Management Department is responsible for establishing overall risk transparency and assessing the combined impact of all risks. The Sustainability and Emerging Risks Unit scans the environment for emerging risks that may become significant for Swiss Re and coordinates Swiss Re's efforts regarding sustainability. Finally, the Corporate Actuarial Department assesses life and non-life insurance liabilities from the accounting, statutory and economic perspectives.

None of these departments actually executes business; they set risk management guidelines and standards based on best practice that the business units implement and provide oversight of risk-taking activities.

In addition to the committees at Executive Board level, the Group Risk Management Committee is the platform through which the CRO coordinates risk management activities Group-wide.

Group Internal Audit monitors the execution of risk management processes within the Group.

Swiss Re's risk landscape

At Swiss Re, risk management considerations are essential to strategic planning and they are embedded in the company's management discipline. In addition to strategic risks, Swiss Re distinguishes three types of risks: core risks, operational risks and other risks (see Figure 2).

Figure 2: **Categorisation of Swiss Re's risk landscape**


Core risks
Operational risks
Other risks
Insurance
Property and casualty
Life and health
Financial market
Equity market
Interest rate
Foreign exchange
Credit spread
Real estate
Credit
Credit migration
Credit default
People
Processes
Systems
External
Funding and liquidity
Reputational

Core risks are split into three broad categories:

- Insurance risk is the risk of incurring a financial loss as a result of a property, casualty, life or health insurance event.
- Financial market risk is the risk of assets and/or liabilities being negatively impacted by movements in the financial markets, such as equity market prices, interest rates, credit spreads, foreign exchange rates or real estate prices.
- Credit risk is the risk of incurring a financial loss due to diminished creditworthiness (ie ratings migration and ultimately counterparty default) among counterparties of Swiss Re and/or third parties.

The risks classified under Operational risks and Other risks are ancillary and arise as a consequence of undertaking business.

Operational risk, defined according to the Basel II risk areas, includes potential losses from inadequate or failed internal processes, people, systems, external events, or non-compliance with regulation resulting in regulatory penalties or an inability to operate properly. Management of operational risk is designed purely to mitigate risk down to an acceptable level, as there is no financial return for carrying operational risk.

Other risks comprise:

- Funding and liquidity risk is the risk that Swiss Re is unable to meet its short-term financial obligations or raise funds in the markets to finance its commitments at a reasonable cost.
- Reputational risk is the risk that a particular event or behaviour has the potential to affect Swiss Re and negatively impact stakeholders' perception of the Group, thus impairing its ability to operate effectively.

Funding and liquidity risk may result from larger than expected cash outflows or smaller than expected cash inflows and a restricted ability to raise short-term funds. In addition, sudden liquidity requirements may arise if covenants are triggered under specific adverse circumstances, requiring the collateralisation of debt obligations and third-party guarantees with assets of a specified quality.

Maintaining its reputation is key to Swiss Re's business. Reputational risk is mitigated by adhering to clear values described by the Group's Code of Conduct. These values are supported by processes that facilitate early identification of risks and problem areas.

Integrated risk modelling

Swiss Re has developed its own internal integrated risk model, which is used to determine the capital required to support the risks on Swiss Re's books and allocate risk-taking capacity to lines of business. The model is continuously updated to reflect prevailing best practice.

Swiss Re's model is based on two important principles. Firstly, it uses an asset-liability management (ALM) approach (see page 23), measuring the net impact of risk on the economic value of both assets and liabilities. Secondly, it adopts an integrated risk perspective, taking into account that a single risk factor can impact different sub-portfolios and different risk factors can exhibit dependencies.

The model generates a probability distribution for the Group's annual economic profit and loss, specifying the likelihood that profit or loss will fall within any given range. From this distribution a base capital requirement is derived that captures the potential for severe, but rare, aggregate losses over a one-year time horizon. The base capital requirement is then compared with available capital to determine the adequacy of Swiss Re's capitalisation (see Capital management, page 55).

One widely used measure for summarising the risk distribution and defining the base capital requirement is the 99% Value at Risk (VaR): a maximum loss likely to be exceeded in only one year out of a hun-

EU Solvency II and Swiss Solvency Test

The Solvency II project was initiated to modernise the existing EU solvency system. Solvency II will be based on a three-pillar structure inspired by the Basel II Capital Requirements Directive: quantitative requirements (Pillar 1), supervisory activities (Pillar 2) and supervisory reporting and public disclosure (Pillar 3). In the interests of policyholders, two solvency control levels will be established: a minimum capital requirement, reflecting a level of capital below which prompt and severe sanctions would be triggered, and a higher solvency capital requirement level below which the actions would be broadly at the supervisor's discretion.

In Switzerland, a similar approach to risk-based solvency control – the Swiss Solvency Test – is being implemented. Swiss Re welcomes these developments as they will establish risk-based solvency frameworks based on an economic valuation of both assets and liabilities and encourage sound risk management as well as proper governance structures. The use of internal models – validated by the supervisor – for calculating solvency capital requirements will support a better understanding of insurers' risk landscapes. An important aspect of risk-based approaches is the recognition of the fundamental economic principle of diversification. For more than a decade, Swiss Re has adopted these principles in its internal view. It is therefore well prepared to meet the challenges of the emerging requirements and to actively contribute to the development of standards in various regulatory and professional bodies such as the Solvency II-related expert groups within the Comité Européen des Assurances (CEA) and the Chief Risk Officer (CRO) Forum.

dred. In addition to the overall Group 99% VaR, Table 1 gives the standalone 99% VaR for property and casualty, life and health, financial market, credit, and funding and liquidity risks. This clearly shows the diversification effect: the base capital requirement for the entire portfolio is smaller than the sum of the base capital requirements for the individual sub-portfolios.

Swiss Re's overall risk exposure remained broadly stable between mid-2004 and mid-2005. The increase in life and health risk was mainly due to currency movements. This increase also includes the acquisition of Life Assurance Holding Corporation Ltd in the UK in August 2004, and was moderated by the effect of the issue of the second mortality index-linked Vita security completed in April 2005, providing coverage of USD 362 million for extreme mortality events.

Swiss Re's exposure to market risk increased by 17%. The change in market risk is, among other factors, due to temporarily increased net exposure to interest rates, which derived in part from a change in the structure of the liabilities. The exposure to credit, and funding and liquidity risk decreased between mid-2004 and mid-2005. This was mainly due to an improving outlook for credit markets, particularly the more favourable rating trends. The funding and liquidity risk reflects risks arising from Swiss Re's use of letter of credit facilities. This risk arises from collateralisation obligations linked to Swiss Re's net asset value falling below a predefined threshold. This risk decreased as Swiss Re's financial strength improved between mid-2004 and mid-2005 (see *Capital management, page 55*) and risk remained stable.

In addition to the 99% VaR, Swiss Re uses other statistical measures, including a 99% expected shortfall. This measures the average of losses that occur with a frequency of less than once in one hundred years. The 99% expected shortfall is a more conservative risk capital measure than 99% VaR. Based on mid-2005 exposure data, the Group's 99% expected shortfall amounted to CHF 15.6 billion and remained essentially unchanged compared to mid-2004 (CHF 15.5 billion).

Stress scenario analyses complement the integrated risk model by providing information on the economic implications of certain adverse situations. Some of these analyses appear in the following sections.

Table 1: **Base capital requirement using one year 99% VaR**

CHF billions	Mid-2004[1]	**Mid-2005[2]**	% change
Property and casualty	5.5	**5.5**	0
Life and health	1.7	**1.8**	8
Financial market	4.9	**5.7**	17
Credit	1.7	**1.5**	–12
Funding and liquidity	0.7	**0.1**	–84
Simple sum	14.5	**14.6**	
Diversification effect	4.3	**4.7**	
Swiss Re Group	10.2	**9.9**	–3

[1] *As disclosed in the Annual Report 2004*

[2] Between mid-2004 and mid-2005 there have been a few model improvements and data enhancements. They include enhanced models for natural catastrophes, improved modelling of the specific characteristics of securitisations and an improved simulation methodology for credit spread and credit migration risk.

Table 2: **Natural catastrophe stress tests**

Estimated economic impact of each single loss event in CHF billions as of 31 December 2005	
Atlantic hurricane (200 year return period)	–3.3
European windstorm (200 year return period)	–3.0
Japanese earthquake (200 year return period)	–1.7
California earthquake (200 year return period)	–1.5

Table 3: **Life insurance stress test**

Estimated economic impact of each single loss event in CHF billions as of 31 December 2005	
Mortality (300 000 excess deaths in the US spread proportionally to base mortality of age groups across the population)	–0.5
Mortality (300 000 excess deaths in the US evenly spread across the population)	–2.1

Risk management per core risk category

Risk appetite and risk tolerance at Group level are defined by a set of limits approved by the Executive Committee and the Board of Directors. The allocation of capacity to lower levels is carried out by the relevant Group bodies.

Insurance risk management

Property and casualty risk arises predominantly from the property, casualty (including motor), marine and aviation lines. Limits to prevent excessive exposure to any individual risk, or to the same underlying risk, are monitored Group-wide and supported by a clearing and reporting system. In addition, each underwriter is given a defined limit per treaty programme and single risk. For exceptions there are well defined escalation procedures at various levels up to the Group Product and Limits Committee.

These procedures and limits define the underwriting process and are laid down in the Group Underwriting Guidelines, which are approved by the Group Product and Limits Committee.

Property & Casualty Risk Management is responsible for Group-wide reporting and monitoring of property and casualty risks. The various underwriting systems across the Group permit timely reporting on risks assumed and regular monitoring of capacity usage. The Global Products function plays a major role in actively managing property and casualty risks by proposing the annual renewal strategy and closely monitoring renewal business. Where appropriate, Swiss Re also uses insurance-linked securities, retrocession and risk swaps as a means of balancing its portfolio.

2005 was clearly dominated by the North Atlantic tropical cyclone season. Hurricane Katrina was the most expensive catastrophe ever for the global insurance and reinsurance industry with an estimated market loss of USD 45 billion. The unusually large amount of flood and storm surge losses came as a negative surprise for the entire industry. Swiss Re has taken immediate action and implemented a whole array of measures, the most prominent one being a fully probabilistic US flood rating model for the 2006 renewals, the first of its kind.

In 2004 and 2005 the insurance industry saw above average hurricane activity. There is mounting evidence that there is a cyclical period of higher hurricane activity which is expected to last up to another 10–20 years. Swiss Re has adjusted its models to reflect this assessment. Scientific findings suggest that, in addition to this natural climate variability, human-induced global warming will affect the severity of hurricanes.

Table 2 reports the expected claims of Swiss Re for each natural catastrophe loss event on a pre-tax basis, after allowing for retrocessions, risk swaps and securitisations. The figures take into account the fact that an event can trigger claims in various lines of business. For instance, the windstorm Europe scenario includes,

Influenza pandemic

Swiss Re has a significant exposure to mortality risk due to its life and health business and recognises that influenza is a material risk because an influenza pandemic has the potential to impact all markets across the world. Therefore all relevant developments are closely monitored.

There were three influenza pandemics in the 20th century, with greatly varying mortality rates. A typical pandemic affects approximately 30% of the global population, causing a high level of sickness together with a modest increase in mortality. Additional deaths are usually among the vulnerable population and concentrated in the very young and very old age groups. The great Spanish flu of 1918-19 was the worst pandemic in over 400 years, causing an estimated 20 to 50 million fatalities. Although death rates were generally highest in the developing countries, Europe and the US experienced an increase of 30% in population mortality.

It is the fear of a new pandemic on a similar scale that drives much of the recent speculation about the likelihood and severity of a new influenza pandemic arising from the H5N1 virus. The risk is that a completely new subtype of this virus could emerge against which there would be no, or little, immunity and which could be transmitted between humans. This would trigger a new influenza pandemic.

However, there has been a significant improvement in global health conditions since 1918 and population mortality has reduced significantly. In addition, the World Health Organisation (WHO) has effective surveillance and intervention programmes in place to identify any clusters of unusual deaths and to recommend travel and other restrictions. Such measures were effective during the SARS outbreak. While it is difficult to predict the impact of a new pandemic, it is likely that these factors, complemented by anti-viral drugs and improved vaccine developments, would cause significantly fewer mortalities than in 1918–19, even if a virus of similar virulence did emerge.

For planning purposes, the WHO uses a range of 2 million to 7.4 million deaths worldwide. For these types of events, the additional claims Swiss Re could experience worldwide are estimated at between CHF 0.2 and CHF 3.4 billion, depending on the age groups affected. The higher end of the range estimate for Swiss Re arises if one assumes that 7.4 million deaths are evenly distributed over all markets and all age groups, ie that mortality in the young population (which typically constitutes the majority of the insured population) is increasing stronger relative to its base level than for other age groups. The estimate based on this assumption is considered a conservative (ie high) estimate.

among others, claims from the motor line; the California earthquake scenario also reflects – but is not limited to – additional claims arising from workers' compensation and general liability. The changes that have been made to the pricing models for Atlantic hurricane to include storm surge and to reflect frequency increases are currently being implemented in Swiss Re's integrated risk model. The model already includes offshore exposures in the Gulf of Mexico.

The increase in the Atlantic hurricane scenario from CHF 2.0 billion in 2004 to CHF 3.3 billion in 2005 is mainly due to the enhanced inclusion of offshore exposures in the model, combined with an expansion of business driven by the favourable conditions in 2005 July renewals in the US for this business. The California Earthquake scenario decreased from CHF 2.3 billion to CHF 1.5 billion, mainly due to business cancelled in renewals where conditions were not attractive.

Life and health risk is assumed through written mortality and morbidity covers and acquired run-off business (Admin Re[SM] business). Local business units can accept business within agreed limits which include per life retention limits for individual business, maximum market exposures for life and health catastrophe business and occupational scheme aggregation limits. Any business that falls outside the specified limits must be approved by the head of Life & Health Products.

The main procedures and limits are laid out in the Group Life & Health Reinsurance Guidelines that also include Pricing Framework Guidelines and Product Best Practice Guidance Notes. These give detailed guidance on pricing methodology and minimum return targets; they also provide critical success factors for product design carried out at business unit level.

Capital Management and Advisory: Back-testing of trading Value at Risk

Capital Management and Advisory (CMA) is exposed to market risk through trading in financial products where the underlying risk factors may include equity risk, interest rate risk (including spread risk), currency risk and commodity price risk. In this area Value at Risk (VaR) is one of the primary tools used for setting trading limits and steering the overall portfolio. Overall limits are delegated down to each trading desk, depending on the market outlook and available opportunities. These limits are monitored daily by Market Risk Management to ensure that risk taking remains within the defined range of risk appetite.

The CMA business sector monitors its VaR at a 99th percentile level using a 10-day time horizon. This means that, assuming a static portfolio over 10 days, there is a 1% chance that losses will exceed VaR.

Daily market risk related revenue back-testing through 31 December 2005


USD millions
25
20
15
10
5
0
-5
-10
Jan 05
Feb 05
Mar 05
Apr 05
May 05
Jun 05
Jul 05
Aug 05
Sep 05
Oct 05
Nov 05
Dec 05
Value at Risk (VaR)
Revenue

The chart above compares market risk related revenues to the one-day VaR (calculated by scaling back the 10-day VaR). It shows that there was one back-testing exception in 2005 due to positions within the Credit Trading desk. The large positive profit at year end relates to positions within the Credit Structuring desk, the Asset-Backed Securities / Insurance-Linked Securities desk and the Treasury desk.

Daily market risk related revenue as of 31 December 2005


Number of trading days
80
60
40
20
0
<(4)
(4)<>(3)
(3)<>(2)
(2)<>(1)
(1)<>0
0<>1
1<>2
2<>3
3<>4
>4
Daily profit and loss range
USD millions

The chart above shows the number of days on which market risk related revenues fell within particular ranges. Daily revenue was positive on 69% of the trading days during the year. The average daily revenue was USD 0.7 million and the largest daily loss was USD 5.2 million.

Life & Health Risk Management is responsible for the Group-wide reporting and monitoring of life and health risks. The Global Products function also plays a major role in actively managing life and health risks by supporting and closely monitoring new product development. Where appropriate, Swiss Re also uses insurance-linked securities as a means of reducing peak exposures. The Vita index-linked security transactions, for example, were arranged to provide protection against extreme mortality events.

The estimated pre-tax claims for Swiss Re in the life and health scenario (Table 3) are based on the average sum at risk. For the US, the number of 300 000 excess deaths is greater than the upper end of the World Health Organisation's (WHO) scenarios quoted in the text box on influenza pandemic (see page 51). Assuming that excess mortality is evenly spread across the population, which does not allow for the typically lower mortality experienced among the insured population, the test produces an estimate that is considered conservative (ie high). Changes in expected losses for Swiss Re to last year's estimates are mainly due to changes in foreign exchange rates as highlighted in the comments related to Table 1 on page 50.

Table 4: **Market scenarios**

Estimated economic impact of each single scenario in CHF billions as of 31 December 2005

30% fall in global equity markets	–2.5
100 bp increase in global yield curves	0.4
15% fall in global real estate markets	–0.7

Table 5: **Credit scenarios**

Estimated economic impact of each single scenario in CHF billions as of 31 December 2005

Rating migration comparable to experience of 2001	–0.3
Default rate increase comparable to experience of 2001	–0.5
Deterioration of recovery levels comparable to experience of 2001	–0.2
Combined effect	–1.0

Financial market risk management

Financial market risk arises from three main sources: Swiss Re's Proprietary Asset Management unit (PAM), the interest rate sensitivity of the present value of liabilities and the capital markets trading activities of the Capital Management and Advisory business sector (CMA). The overall risk limits framework is defined by the Group Capital & Capacity Allocation Committee (GCAC), which sets the risk limits for individual investment asset classes for the PAM portfolio. This framework includes a combination of VaR limits, stress loss limits and exposure limits for specific asset classes.

CMA and PAM then translate this limits framework for their own activities, generally incorporating a much more granular set of risk limits into their business. For instance, CMA uses a 10-day 99% VaR to limit and monitor its financial market risk on a daily basis (see page 52 for more details). Minimum standards for the management of financial market risk are specified in the Market Risk Guidelines. These are supplemented by Derivative Guidelines, Investment Guidelines and business-specific guidelines.

Financial market risk is identified using a risk inventory of the various risk factors that each business unit is exposed to. Each business area is responsible for measuring the financial market risk arising from its own activities; the results are captured in the Market Risk Aggregation & Reporting System (MARS) which is also used for risk modelling and risk reporting at Group level. The asset-liability management report summarises financial market risks at Group level. Risk reporting in PAM is done on a weekly basis, while a combination of daily and weekly risk reporting is done in CMA. These reports are the primary tools used to track exposures and monitor usage of limits.

Limits are monitored independently by the Credit & Financial Market Risk Management department. The limits are reported to the head of the business unit who is also ultimately responsible for risk steering. The business unit heads seek to optimise their respective portfolios within their limits, including the use of cash and derivative instruments.

Table 4 shows the pre-tax impact of market scenarios on available economic capital. The equity scenario includes traded equities, private equities, equity derivatives, Guaranteed Minimum Death Benefit products and funding obligations arising from equity holdings in Swiss Re pension funds. The interest rate scenario shows the net impact on assets and liabilities from a rise in interest rates. Real estate exposure includes investments in real estate and own-use property.

Credit risk management

Credit risk exposure within the Group arises directly from Swiss Re's investment activities and its portfolio of assets and liabilities underwritten directly by the business units. Swiss Re distinguishes three kinds of exposure: the risk of issuer default from instruments in which Swiss Re invests or trades, eg corporate bonds; counterparty exposure in a direct contractual relationship, eg retrocession or Over-the-Counter (OTC) derivatives; and portfolio exposure from risk transferred to Swiss Re with no direct contractual relationship, eg trade credit and surety reinsurance business. All contribute to an overall credit risk portfolio governed by Group Credit Risk Guidelines that are approved by the Group Capital and Capacity Allocation Committee (GCAC).

The guidelines include a framework of limits based on the nature of the exposure and a detailed assessment of the counterparty's financial strength, the prevailing economic environment, industry position and qualitative factors. This assessment generates an internal counterparty-specific rating in one of 20 categories. Swiss Re constantly monitors counterparty credit quality and exposures, compiling "watch lists" of those cases that merit particularly close attention.

The reporting process is supported by the Group Credit Risk Exposure Reporting, Management and Information Tool (GERMIT) that contains all relevant information including counterparty details, ratings, credit risk exposures, credit limits and watch lists. It is accessible by all key credit practitioners in the Group, thus providing essential transparency to allow for the successful implementation of active exposure management strategies for specific counterparties, industry sectors and geographic regions.

The figures in Table 5 report the estimated pre-tax impact of credit scenarios on available economic capital. For instance, the default scenario shows estimated additional (unexpected) losses due to adverse

Table 6: **Calculation of available capital**

CHF billions	Mid-2004	**Mid-2005**
Shareholders' equity	19.4	**22.0**
Mark-to-market adjustments on investments[1]	0.5	**1.8**
Non-life and life and health valuation adjustments[2]	9.0	**8.5**
Equalisation reserves	1.4	**1.2**
Hybrid capital	3.4	**4.4**[3]
Goodwill	–2.8	**–2.6**
Tax[4] and other	–2.5	**–2.7**
Available capital	28.4	**32.6**

[1] Includes fixed income securities (excluding fixed income securities backing life and health reserves), investments in real estate, and own-use property
[2] Includes discounting of non-life reserves, life and health's value not recognised in the balance sheet, and other
[3] Includes EUR 672 million mandatory convertible security issued in July 2004, which received full equity credit from Moody's and Standard & Poor's
[4] Tax impact on the above adjustments

Available and required capital



40
CHF billions
30
20
10
0
28.4
10.2
278%
32.6
9.9
329%
Mid-2004
Mid-2005
Available capital
Required capital at 99% VaR
Capital adequacy ratio

default rate changes. The modelled scenarios are based on a credit environment development similar to 2001, which was the worst credit experience in the past ten years. This period also reflects changes in credit markets due to the increased use of credit derivatives.

Operational risk management
Exposure to operational risk is an inevitable consequence of doing business. Swiss Re has adopted the principle to tolerate operational risk only if the cost of mitigation would exceed the expected benefits.

The management of operational risks is performed as close to their source as possible. Hence risk management is embedded in local operations and day-to-day business processes. Swiss Re's operational risk management framework is consistent across the whole Group and comprises best-practice elements, including risk and control self-assessments (both top-down and bottom-up), loss and incident reporting, and key risk indicators. A number of enhancements to the operational risk management methodology, which is derived from the framework and supported by a Group-wide management information system, are being implemented during 2006.

Operational risk is monitored and controlled by dedicated operational risk management units embedded within the organisation. At Group level the Group Operational Risk Management department is responsible for setting the relevant operational risk management guidelines and standards, and independent assurance on policy and process compliance and risk controlling adequacy is given by Group Internal Audit.

Capital management

Capital management, like risk management, is one of Swiss Re's key tasks and is based on the following guiding principles:

- ensure the Group is adequately capitalised at all times and able to maintain financial strength after a large loss event;
- meet the capital requirements of Swiss Re's legal entities;
- actively manage the capital adequacy of the Group and its legal entities, taking into account internal economic and accounting views and rating agency and regulatory solvency models.

Capital Management seeks to maintain an optimal capital structure, giving Swiss Re financial flexibility at optimal funding costs. Swiss Re operates according to a "one Group, one capital base" principle when allocating funds.

Internal capital adequacy

Swiss Re determines the amount of economic capital it has available to cover adverse events as follows: first, it adjusts published shareholders' equity for unrealised gains and losses on the investment portfolio and for economic values on liabilities, to the extent that they are not on the published balance sheet. It then deducts goodwill, and adds capital items that meet the underlying principles of loss absorbency and permanence, such as hybrid capital and equalisation reserves. The tax impact on the valuation adjustments is shown separately. These figures are shown in Table 6.

Dividing the available capital of CHF 32.6 billion by the base capital requirement of CHF 9.9 billion based on 99% VaR (see Available and required capital graph, page 54) gives a capital adequacy ratio (CAR) of 329% at 30 June 2005, compared to 278% on 30 June 2004. This CAR improvement is mainly due to an increase in available capital from CHF 28.4 billion to CHF 32.6 billion. This increase is a result of positive earnings, a strengthening of foreign currencies, higher unrealised gains and the issuance of the mandatory convertible security. In the same period, the amount of underlying capital required fell from CHF 10.2 billion to CHF 9.9 billion. As a consequence of this development, Swiss Re's capital position measured by internal capital adequacy has further improved compared to 2004.

Financial strength is a central component of Swiss Re's client franchise and therefore of the Group's value proposition. Swiss Re targets a capital level well in excess of 100% of the required capital based on the 99% VaR. This reflects Swiss Re's goal to remain financially strong, even after a large loss event. In addition, the Group has to allow for external constraints from rating agencies and regulators.

Rating agencies' models differ in a number of areas from Swiss Re's economic balance sheet: for instance, they do not give quantitative credit for diversification or full credit for life and health embedded value. Nevertheless, the trend of their specific capital adequacy ratios is similar to Swiss Re's internal model.

Swiss Re's funded business strategy

Swiss Re continues to expand its funded business strategy, diversifying its business while offering value-added solutions for clients. Funded business creates assets and liabilities – usually capital market instruments – that generate additional revenues. In funded transactions, foreign exchange and interest rate risks are typically offset. They do not significantly affect Swiss Re's overall financial market profile. These transactions appear on the balance sheet as "Financial services assets" and "Financial services liabilities" (see page 4–5 of the Financial Statements) and are taken into account in Swiss Re's risk management process.

Credit ratings

Standard & Poor's, Moody's and A.M. Best rate Swiss Re's financial strength based on interactive relationships.

Swiss Re's very strong capitalisation, outstanding business position, excellent diversification and prudent capital and risk management are reflected in superior insurance financial strength ratings which are among the highest in the industry.

Swiss Re's financial strength ratings[1, 2]

	S&P	Moody's	A.M. Best
Rating	AA	Aa2	A+

[1] As of 1 March 2006

[2] Following the announcement of the GE Insurance Solutions acquisition, S&P placed Swiss Re on CreditWatch negative, Moody's on review for possible downgrade and A.M. Best under review with negative implications. These developments are typical when large acquisitions are announced and reflect rating agencies' views with regard to execution risk.

Regulatory developments

The new Swiss Insurance law will be effective as of 1 January 2006 and will cover Swiss Re's legal entities domiciled in Switzerland as well as the entire Group. Swiss Re has already been subject to, and complied with, the 2005 Federal Office of Private Insurance (FOPI) provisions for group supervision based on a decree signed by Swiss Re and FOPI at the end of 2004.

The acquisition of GE Insurance Solutions requires regulatory approval or notification in different jurisdictions. Swiss Re has been discussing details of the transaction and providing requested information to the main regulators in this context. Full approval from the various regulatory authorities has not yet been received.

Group Treasury activities in 2005
During 2005 Swiss Re repaid USD 180 million and GBP 150 million of senior financial leverage.

Swiss Re successfully renewed its USD 5 billion European Medium Term Note (EMTN) programme with dual registration on the Euro MTF in Luxembourg and on the SWX Swiss Exchange. The latter, a market innovation, allowed Swiss Re to access funding opportunities in the Swiss market most efficiently. As of the end of December 2005, outstanding EMTN issues amounted to an aggregate book value of USD 2.0 billion.

Swiss Re also has access to the US commercial paper market to meet liquidity requirements, currently having a USD 1.5 billion programme in place, as well as back-up credit lines and letter of credit facilities from several major banks.

In December 2005, Swiss Re launched a CHF 1.0 billion mandatory convertible security. Similar to the 2004 mandatory convertible, the issue receives 100% equity credit from the rating agencies. Net proceeds of the private offering are available to fund the acquisition of GE Insurance Solutions and for general corporate purposes. The shares underlying the mandatory convertible security are sourced from conditional share capital and shares reserved for corporate purposes.

Outlook

Besides monitoring and managing Swiss Re's risk landscape to achieve an optimal, risk/return profile, the focus of risk management activities in 2006 will be on several important areas: monitoring the integration of GE Insurance Solutions into Swiss Re's risk management processes; continuing to play a leading role in industry discussions on emerging risks; and continuing to lead the dialogue with regulators on ongoing developments, such as the Solvency II project at the European level and the Swiss Solvency Test at the Swiss level.

In connection with the financing of the GE Insurance Solutions transaction, Swiss Re is raising up to USD 7.5 billion in new capital of which GE, based on certain provisions of the transaction agreement, has agreed to take up to USD 3.9 billion. Apart from the CHF 1.0 billion mandatory convertible security issued in December 2005, Swiss Re plans to raise USD 2.0 billion in hybrid debt securities and to issue new shares to the capital markets. Exact terms will be announced at the time of these offerings.

The intense hurricane season of 2005 put the spotlight on climate-related risks. As part of its commitment to sustainability, Swiss Re has continued its wide-ranging efforts to tackle the challenges of climate change.

Unsustainable behaviour endangers ecological and social balance and therefore generates risk. Promoting sustainability, on the other hand, creates new opportunities. Through risk management, innovative product development and awareness building, Swiss Re helps clients to develop mitigation and adaptation strategies for managing climate-related risks. The Group's "Sharing Solutions" citizenship programme directly supports these goals and Swiss Re's wider social objectives.

In recognition of the Group's overall achievements, the Dow Jones Sustainability Indexes named Swiss Re "industry leader" in 2005 for the fifth year running.

More information on the Group's sustainability and corporate citizenship activities is available on the Swiss Re website at www.swissre.com.

Climate change and hurricane activity
2005 saw an unprecedented number of hurricanes, just as 2004 was a record year for typhoons. Hurricane Wilma had the lowest central pressure ever recorded; Hurricane Katrina was the costliest in history, with estimated insured losses of USD 45 billion. These facts are worrying, although not in themselves proof of climate change. In fact there are three separate factors jointly at work: socio-economic changes that increase loss potential; natural climate variability; and man-made climate change. Much of the observed increase in hurricane-related losses since the late 1980s stems from higher value concentrations in coastal areas, such as Florida or Louisiana. The climate is also subject to natural variability: higher recent hurricane activity follows a phase of relatively low activity between 1965 and 1995. Yet extreme weather – floods and droughts as well as windstorms – is also likely to be influenced by man-made climate change. CO_2 concentrations in the atmosphere are at their highest level in 650 000 years and are contributing to rising air and sea surface temperatures. The average sea surface temperature rose by 0.6 °C in the 20th century; while it is not clear at present whether this will increase the frequency of hurricanes, it may well increase their severity.

Swiss Re's approach
Swiss Re addresses the implications of climate change for its business in four ways:

Furthering risk knowledge
Swiss Re cooperates with academic and other renowned institutions to study aspects of climate change relevant to its risk assessment. It carried out major projects in 2005 with the National Centre of Competence in Research on Climate in Switzerland, the Center for Health and the Global Environment at Harvard Medical School and the United Nations Development Programme (see page 58).

Developing products and solutions
Swiss Re is a leader in developing insurance-linked securities and weather derivatives, which offer alternative ways of insuring against the effects of climate variability, both natural and man-made (see business case on page 59).

Reducing the carbon footprint
In 2003, Swiss Re launched a programme to become greenhouse neutral within ten years, by reducing its per capita greenhouse gas emissions by 15% and offsetting the remainder through investments in the World Bank Carbon Community De-

CO_2 emissions per employee, Swiss Re Group

	2003		**2005**		Change from base year
	kg/employee	Share in %	**kg/employee**	**Share in %**	2003 in %
Power	2 335	42.4	**2 123**	**36.6**	–9.1
Heating	884	16.1	**856**	**14.7**	–3.2
Business travel	2 283	41.5	**2 827**	**48.7**	23.8
Total	5 502	100.0	**5 806**	**100.0**	5.5

In 2005, four locations began using renewable energy (Zurich: 30%, Munich, Paris and Rome: 100%), which helped to achieve further cuts in CO_2 emissions from power consumption. CO_2 emissions from business travel, however, continued to rise. The principal reasons for the increase registered in 2005 were the continuing growth of the Asian market and the special coordination efforts required for the Group's realignment.

Swiss Re's CO_2 figures have been independently verified by PricewaterhouseCoopers whose assurance statement will be published in the Sustainability Report 2005. The CO_2 figures for 2003 have been recalculated on the basis of improved data quality, explaining the slight variance from the 2003 figures published in last year's report.

velopment Fund. The chart on page 57 shows the results achieved so far.

Raising awareness

In 2005, The Great Warming, a three-part television documentary sponsored by Swiss Re, was released in two cinema versions for the North American and European markets, and received nationwide screening in the US and sales to major television networks in Europe and Asia. Swiss Re also sponsored the photo exhibition NorthSouthEastWest, produced by the Climate Group and the British Council. This exhibition links ten climate issues with twelve locations and features contributions from leading political figures. By the end of 2005, it had been displayed in more than sixty cities worldwide.

Swiss Re's senior managers also make regular contributions to high-level meetings and conferences. In 2005, John Coomber took part in the inaugural Clinton Global Initiative roundtable and Jacques Aigrain attended the G8 climate change roundtable chaired by British Prime Minister Tony Blair.

Asset management

For several years, Swiss Re has managed a portfolio of investments in sustainability-related sub-sectors, including alternative energy and water. The portfolio's total market value rose substantially in 2005 thanks to strong share price performance as well as new investments. There are clear signs that the sustainable investment market is becoming increasingly developed. Swiss Re wants to use its sustainability expertise to benefit from new opportunities in asset management and has fully incorporated the sustainability portfolio into its Alternative Investments unit.

Emerging risks

New or changing risks that are hard to quantify are defined as emerging risks. Many of these risks are linked to environmental or social challenges. It is crucial for a reinsurer to identify, assess and integrate such risks early to secure its long-term success. In 2005, Swiss Re augmented its emerging risks capability, creating a dedicated unit at Group level and expanding its active role in the Chief Risk Officer Emerging Risk Initiative of the Geneva Association, the International Risk Governance Council and the World Economic Forum Global Risk Project.

Corporate citizenship initiatives

Alongside its major support for climate change related initiatives, Swiss Re's sponsorship programme for 2005 included:

- *ReSource Award for Sustainable Watershed Management:* conferred for the third successive year, this award honours innovative ways to protect watersheds. Out of almost 200 applications, an independent jury picked as joint winners projects in China and Ecuador, both of which focused on effective sanitation systems.
- *Support for tsunami victims:* immediately after the catastrophic Indian Ocean tsunami, Swiss Re launched a donation campaign among its employees, matching their contributions to a total of USD 1.65 million. USD 300 000 was swiftly passed on to Caritas, Aid India and Habitat for Humanity; the remainder is being used for specific reconstruction projects.
- *ICRC Corporate Support Group:* in 2005, Swiss Re became a founding member of the International Committee of the Red Cross (ICRC) Corporate Support Group. As well as providing direct support for people affected by disaster, Swiss Re believes that long-term institutional expertise is essential for managing and preventing catastrophes.

Climate Change Futures

A three-year research project conducted by the Center for Health and the Global Environment at Harvard Medical School and sponsored by Swiss Re and the United Nations Development Programme (UNDP) produced its final report in November 2005. "Climate Change Futures: Health, Ecological and Economic Dimensions" offers a comprehensive survey of the complex and interlinked effects of climate change on human health and ecosystems, as well as their economic consequences. Based on an analysis of trends and case studies, it presents scenarios for probable near-term financial implications. The report confirms that the insurance industry has a vital role in managing the consequences of climate change.



Financial solutions for weather risks

Climate change is a fact: one of its effects is an increase in the volatility and unpredictability of weather events, for example maximum and minimum temperatures, the number of hot or cold days and precipitation levels. Human activity contributes to climate change, but it can also help mitigate its effects on weather events. The insurance industry, through its expertise in risk management, plays an important role in developing solutions to tackle the weather-related uncertainties.



The weather has never been predictable. 2005 – with its freezing March in Europe, record-breaking hot summer in the United States, and intense Atlantic hurricane season – shows how extreme its fluctuations can be. Variable weather affects supply and demand in almost every industry: evidently in such sectors as energy or agriculture; more subtly, but still significantly, in others, for example retail, clothing or entertainment. The US Department of Commerce estimates that, of America's USD 11 trillion economy, USD 3 trillion is directly affected by weather. For many industries, it is the greatest risk to earnings: a risk that cannot be prevented, avoided or isolated.

As the weather becomes more volatile, society will require more powerful methods to manage its inherent risks. Swiss Re has, among other climate-related initiatives, been developing weather risk transfer products both in derivative and insurance form – instruments for transferring weather risks from affected companies to the capital and insurance markets. Companies with a clear understanding of how weather affects their business can buy these instruments to protect themselves against unusually warm, cold, wet or dry weather.

Rice farming in Asia is highly dependent on adequate monsoon rainfall, making weather risk management extremely important. Weather insurance provides an effective method for stabilising the livelihoods of farmers and their communities.



"Weather risk derivatives give our clients a predictable way to manage unpredictability – and us an opportunity to diversify risk."

Juerg Trueb, Head of Specialties and Environmental & Commodity Markets, Globals & Large Risks Division

For the farming industry, among others, weather variability poses the greatest risk to earnings. To help manage this inherent challenge, Swiss Re, together with local partners, has created products to help clients offset such risks.

Knowledge is vital to using a weather derivative well: companies must make a rigorous analysis of how the weather affects their business. A farm, for instance, would need accurate data about the impact of variation in rainfall on the volume of grain it harvests. An energy company might study the correlation between summer temperatures and energy sales levels. Understanding the size of risk a company faces from the weather allows it to structure a derivative to transfer some of that risk to the financial markets.

In exchange for a premium, the typical weather derivative pays a specified sum when a certain weather measure, such as rainfall or temperature at a given weather station, exceeds an agreed level for an agreed time. This cash sum – paid when, for instance, there is drought during a farm's growing season – offers partial compensation for the weather's unpredictable behaviour. The size of the weather derivatives market has grown sharply, from nearly nothing in 1997 to USD 40 billion notional market value in 2005, as companies have become more aware of the risk that weather poses to their businesses and the weather itself has become more changeable. More than 5 000 contracts were traded in 2005 between 40 market participants, mainly in the US, Europe and Japan, with some strong interest coming from India and South America.

For the reinsurance industry, weather risk provides an extension to portfolios and a source of diversification. Reinsurers are able to offer expertise in managing and packaging large risks, as well as the capital to underwrite derivative issues, thus helping to mitigate the financial impact of the variability in the world's climate.

Reducing the impact of uncertain weather

For Swiss Re, weather derivatives represent more than simply an attractive growth market: they provide a practical method of advancing the corporate objective of sustainability. As well as structuring these products for companies in developed countries, Swiss Re works with global institutions, applying weather risk management techniques to solve problems faced by emerging countries.

In India, Swiss Re, direct insurance companies and banks jointly provide protection for Indian farmers against the risk of below-average monsoon rainfalls. Weather insurance policies, structured and priced by Swiss Re and distributed by local partners, have given thousands of Indian farmers an effective method for reducing the impact of uncertain weather on their livelihoods – just one way that Swiss Re's expertise in risk management helps create sustainable solutions for global problems.

Corporate governance

As a matter of principle, Swiss Re fully endorses the values of state-of-the-art corporate governance and related transparency.

Corporate governance is the framework comprising a company's organisation, structure, management and assurance functions. It is designed to ensure a corporation's transparency, protecting the interests of shareholders and creating value for all stakeholders. Fostered against a background of major corporate failures and breakdowns, corporate governance, as well as legislative and regulatory developments, have been in the spotlight in recent years. Swiss Re takes a proactive approach to aligning investors' expectations and interests with its own, and continues to conduct benchmarking with best practice standards.

There is a growing connection between corporate governance and corporate sustainability. A company's sustainability practice, and its reputational value, is increasingly being perceived as an important driver of continued business success. Swiss Re has firmly integrated sustainability practice into its corporate framework, thus creating economic value by improving its environmental and social performance beyond mere compliance with laws and regulations.

Risk identification and assessment is vital to Swiss Re's aim of building awareness of risks and creating appropriate risk management solutions. Swiss Re's Assurance Framework, redesigned in 2005, ensures that risk-assurance activities are implemented, aligned and reported for all significant corporate risks, ensuring that the Group will conduct and further improve its risk management model into the future.

As a Swiss publicly listed company, Swiss Re's governance is measured against the Swiss Code of Best Practice governance recommendations. Swiss Re is also subject to the Directive on Information relating to Corporate Governance and its Annex and Commentary, issued by SWX Swiss Exchange and effective since 1 July 2002 (also referred to as the "SWX Directive"). Additionally, Swiss Re complies with the applicable local rules and regulations of all the countries in which it does business. As the SWX Directive has not changed since its inception, the information provided in this section of the Annual Report remains similar to preceding years, adhering strictly to the structure of the SWX Directive.

1 Group structure and shareholders

1.1 Group structure

Operational Group structure
Please refer to page 5.

Listed Group companies
Swiss Reinsurance Company, the Group's parent company, is a joint stock company, listed on SWX Swiss Exchange, domiciled at Mythenquai 50/60 in 8022 Zurich, and organised in accordance with the laws of Switzerland. Please see page 98–100 ("Swiss Re shares") for details on share information. For the other listed Group companies please refer to the Financial Statements, note 16 on "Subsidiaries, equity investees and variable interest entities", page 50–54.

Non-listed Group companies
Please refer to the Financial Statements, note 16 on "Subsidiaries, equity investees and variable interest entities", page 50–54.

1.2 Significant shareholders

As of 31 December 2005, there were two shareholders with a participation exceeding the 5% threshold of Swiss Re's share capital.

a. Franklin Resources, Inc., Ft. Lauderdale, Florida, known as Franklin Templeton Investments, announced that on 5 July 2004 it held, as investment manager for mutual funds and clients and through a number of its group companies, aggregate voting rights of 5.06% which may be exercised autonomously of the beneficial owners.

b. The Capital Group Companies, Inc., domiciled in Los Angeles, informed SWX Swiss Exchange on 22 November 2005 that its holdings increased to 5.1% of Swiss Re's voting rights.

As these shares have mostly not been registered under Franklin Resources or Capital Group Companies or any of their respective group companies, Swiss Re is unable to track, on its own, changes in these shareholders' aggregate holdings.

On 18 November 2005, Swiss Re and General Electric Company, 3135 Easton Turnpike, Fairfield, Connecticut 06828, US, signed a transaction agreement regarding the acquisition of GE Insurance Solutions, Kansas City, Missouri, US. The acquisition is expected to be completed in the first half of 2006. The consideration to General Electric Company will consist of cash, mandatory convertible securities, notes and Swiss Re shares. As a result, General Electric Company is expected to hold in excess of 10% of Swiss Re's voting rights.

1.3 Cross-shareholdings

There are no cross-shareholdings to report as Swiss Re does not hold 5% or more of the shares or voting rights of any company which, in turn, also owns 5% or more of Swiss Re's shares or voting rights.

2 Capital structure

In accordance with the SWX Directive, the following information about Swiss Re's capital structure is provided for the listed parent company, Swiss Reinsurance Company, Zurich.

2.1 Capital

Please refer to the "Statement of shareholders' equity" of Swiss Reinsurance Company, Zurich on page 67 of the Financial Statements.

2.2 Authorised and conditional capital

At the Annual General Meeting in 2001, the creation of conditional capital was approved as follows: a maximum nominal amount of CHF 900 000 for conversion rights and warrants granted in connection with convertible bonds or similar financial instruments issued by the Group.

No additional conditional capital and no authorised capital was created or approved in 2002 and 2003.

The Annual General Meeting 2004 approved an increase of conditional capital from CHF 900 000 to CHF 2 000 000, representing a maximum of 20 million registered shares, payable in full, each with a nominal value of CHF 0.10, for the exercise of conversion rights and warrants granted in connection with bonds or similar instruments issued by the Group.

No additional conditional capital and no authorised capital was created or approved in 2005.

As of 31 December 2005, Swiss Re's total conditional capital outstanding amounted to CHF 2 659 564.80 consisting of 26 595 648 registered shares. Of these 26 595 648 shares, 20 000 000 shares were reserved for the exercise of conversion rights and warrants granted in connection with bonds or similar instruments and 6 595 648 shares for employee participation purposes. As of 31 December 2005 Swiss Reinsurance Company had no authorised share capital in place.

With regard to the conditional capital created for bonds or similar financial instruments with a conversion right, shareholders' pre-emptive rights may be restricted or excluded by decision of the Board of Directors, in order to finance or refinance the acquisition of companies, parts of companies, holdings, or new investments planned by the Group, or to issue convertible bonds and warrants on the international capital markets. If pre-emptive rights are excluded, then (1) the bonds are to be placed at market conditions, (2) the exercise period is not to exceed ten years from the date of issue for options and twenty years for conversion rights, and (3) the conversion or the exercise price for the new shares is to be set at least in line with the market conditions prevailing at the date on which the bonds are issued.

With regard to the conditional capital for employee participation purposes, shareholders' subscription rights are excluded. Such shares may be issued at a price below the current market price. The Board of Directors shall specify the precise conditions of issue.
Swiss Re issued shares reserved for corporate purposes ("Vorratsaktien") prior to the

revision of Swiss corporate law in 1992. These shares were paid in only at a nominal value of CHF 0.10 for a total amount of CHF 794 228 and are not entitled to dividend.

At an Extraordinary General Meeting (EGM), held on 27 February 2006, shareholders approved the creation of authorised capital as well as an increase of conditional capital, thereby enabling management to execute the transaction agreement relating to the acquisition of GE Insurance Solutions Corporation and for general corporate purposes. An overview of the effects of the EGM resolutions on Swiss Re's capital is shown in the following tables:

	To be issued to General Electric (GE)	To be issued to capital markets
Authorised capital	Up to 60 million shares in favour of GE: ▫ Share component of purchase price for GEIS[1] ▫ Shareholders' subscription rights excluded in favour of GE ▫ Authorisation to increase share capital over two years (remainder will lapse) ▫ Lock-up period of 360 days for GE from date of closing	Up to 30 million shares for capital increase with shareholders' subscription rights: ▫ Possible funding of cash component of purchase price for GEIS ▫ Shares will be offered to existing Swiss Re shareholders ▫ Authorisation to increase share capital over two years
Conditional capital	Up to 9 million shares in favour of GE: ▫ Share component of purchase price for GEIS through possible mandatory convertible ▫ Shareholders' pre-emption rights excluded in favour of GE ▫ Conditional capital not needed in connection with the closing of GEIS acquisition will lapse	Increase of up to 11 million shares for bonds or similar instruments: ▫ Significant portion has already been allocated to mandatory convertible issued in December 2005

[1] GEIS: GE Insurance Solutions

The number of shares that will actually be issued depends on the ultimate purchase price of GE Insurance Solutions and prevailing market conditions.

The new capital structure following the EGM is as follows:

Form of share capital	Status 31.12.2005 Number of shares	Status 31.12.2005 Share capital in CHF millions	EGM decisions Number of shares	EGM decisions Share capital in CHF millions	Status post EGM Number of shares	Status post EGM Share capital in CHF millions
Outstanding share capital	322092742	32.2			322092742	32.2
of which reserved for corporate purposes	7942280	0.8			7942280	0.8
of which reserved to underlie convertible bonds	3736522	0.4			3736522	0.4
Shares entitled to dividend	310413940	31.0			310413940	31.0
Authorised capital						
With shareholders' subscription rights			30000000	3.0	30000000	3.0
In favour of GE			60000000	6.0	60000000	6.0
Total authorised capital			90000000	9.0	90000000	9.0
Conditional capital to underlie convertible bonds or similar instruments						
In favour of GE			9000000	0.9	9000000	0.9
For convertible bonds or similar instruments	20000000	2.0	11000000	1.1	31000000	3.1
Total conditional capital to underlie convertible bonds	20000000	2.0	20000000	2.0	40000000	4.0

2.3 Changes in capital

In 2003, the company's share capital remained at CHF 32 million. Total reserves decreased by CHF 195 million to CHF 9.9 billion. The higher profit for the financial year of CHF 1.2 billion (compared to CHF 106 million in 2002) led to an increase of disposable profit from CHF 122 million to CHF 1.2 billion. Total shareholders' equity before allocation of profit increased from CHF 10.3 billion to CHF 11.2 billion. At the Annual General Meeting shareholders approved a dividend payment of CHF 341 million, compared to CHF 310 million in the previous year.

In 2004, the company's share capital remained at CHF 32 million. Total reserves increased by CHF 795 million to CHF 10.7 billion. The higher profit for the financial year of CHF 1.4 billion (compared to CHF 1.2 billion in 2003) led to an increase of disposable profit from CHF 1.2 billion to CHF 1.5 billion. Total shareholders' equity before allocation of profit increased from CHF 11.2 billion to CHF 12.2 billion. At the Annual General Meeting shareholders approved a dividend payment of CHF 497 million, compared to CHF 341 million in the previous year.

In 2005, the company's share capital remained at CHF 32 million. Total reserves increased by CHF 952 million to CHF 11.7 billion. The lower profit for the financial year 2005 of CHF 1.1 billion (compared to CHF 1.4 billion in 2004) led to a decrease of disposable profit from CHF 1.5 billion to CHF 1.1 billion. Total shareholders' equity before allocation of profit increased from CHF 12.2 billion to CHF 12.8 billion. At the Annual General Meeting shareholders will vote on a dividend payment of CHF 776 million, compared to CHF 497 million in the previous year.

2.4 Shares

As of 31 December 2005, Swiss Reinsurance Company's share capital, including shares reserved for corporate purposes, amounted to CHF 32 209 274. It is fully paid-in and divided into 322 092 742 registered shares (each with a nominal value of CHF 0.10), of which 310 413 940 are entitled to dividend. Other than the shares reserved for corporate purposes, which have no voting power and are not entitled to dividend, there are no additional types of shares with a higher or a limited voting power, privileged dividend entitlement or any other preferential rights; nor are there any other securities representing a part of the company's share capital. Swiss Re's capital structure ensures equal treatment of all shareholders in accordance with the principle "one share, one vote".

2.5 Profit-sharing certificates

Profit-sharing certificates in the sense of the SWX Directive are particular types of non-voting securities that substitute or complement shares. These do not exist at Swiss Re.

2.6 Limitations on transferability and nominee registrations

Free transferability

Swiss Reinsurance Company's shares are freely transferable, without any limitations, provided that the buyers declare they are the beneficial owners of the shares and comply with the disclosure requirements of the Federal Act on Stock Exchanges and Securities Trading ("Stock Exchange Act") of 24 March 1995.

Admissibility of nominee registrations

Trustees or nominees who act as fiduciaries of shareholders are entered without further inquiry in Swiss Reinsurance Company's share register as shareholders with voting rights up to a maximum of 2% of the outstanding share capital available at the time. Additional shares held by such nominees, which exceed the limit of 2% of the outstanding share capital, are entered in the share register with voting rights only if such nominees disclose the names, addresses and shareholdings of the beneficial owners of the holdings amounting to or exceeding 0.5% of the outstanding share capital. In addition, such nominees must comply with the disclosure requirements of the Stock Exchange Act.

Procedure and conditions for cancelling statutory privileges and limitations on transferability

The point is not applicable as no statutory privileges or limitations on transferability exist.

2.7 Convertible bonds and options

Convertible bonds

As stated in note 6 on "Debt" on page 24-28 of the Financial Statements, the following convertible bonds are outstanding:

Maturity	Instrument	Issued in	Currency	Nominal (m)	Exchange terms
2021	Convertible Bond	2001	USD	1 150	i)
2007	Mandatory Convertible Bond	2004	EUR	672	ii)
2008	Mandatory Convertible Bond	2005	CHF	1 000	iii)

(i) Holders may convert the bonds, due 2021 and issued in denominations of USD 10 000 principal amount and integral multiples thereof, into registered shares of Swiss Reinsurance Company (nominal value CHF 0.10 per share) at any time on and after 22 November 2001, and prior to the close of business on 21 November 2011, at a conversion price of CHF 207.19 per share and a fixed exchange rate of USD 1 = CHF 1.6641. The exercise of this convertible bond will not affect Swiss Re's conditional capital as Swiss Reinsurance Company purchased a call option to hedge the underlying shares. If bondholders exercise this convertible bond, Swiss Re will exercise the hedge option purchased to obtain the necessary shares without accessing Swiss Re's conditional capital.

(ii) The Mandatory Convertible Bond (MCS) may, at the option of each holder, be converted into registered shares of Swiss Reinsurance Company at any time from 2 September 2004 until 4.00 pm CET on the business day (as defined in the prospectus) before the 20th trading day (as defined in the prospectus) prior to the maturity date. Holders exercising such early conversion right will be entitled initially to receive 15.796 shares, subject to adjustment as described in the prospectus, for each MCS. Unless previously converted, each MCS will be mandatorily converted on the maturity date into such number of registered shares of Swiss Re as is equal to the maturity conversion ratio. The maturity conversion ratio equals the arithmetic average of the 15 conversion ratios (calculated to five decimal places) calculated on the basis of the CHF closing prices of the shares on the virt-x ("closing price") on each of the 15 consecutive trading days ending on the third trading day prior to the maturity date. For the purposes of calculating such arithmetic average, the conversion ratio for a given trading day is determined as follows: (i) if the closing price is less than or equal to the minimum conversion price of CHF 80.4140, the conversion ratio shall be equal to the maximum conversion ratio of initially 18.956 shares per MCS; (ii) if the closing price is greater than or equal to the maximum conversion price, of CHF 96.4968, the conversion ratio shall be equal to the minimum conversion ratio of initially 15.796 shares per MCS; and (iii) if the closing price is greater than the minimum conversion price, but less than the maximum conversion price, the conversion ratio shall be equal to EUR 1 000 multiplied by the fixed exchange rate (EUR 1 = CHF 1.5243) and divided by the closing price. Based on the closing price Swiss Re will be required to deliver between 10.6 million and 12.7 million shares created from conditional capital or shares reserved for corporate purposes.

(iii) The Mandatory Convertible Bond (MCS), issued as a private offering to institutional investors only, may, at the option of each holder, be converted into registered shares of Swiss Reinsurance Company at any time from 24 January 2006 until 4.00 pm CET on the business day before the 20th trading day prior to the maturity date on 15 December 2008. Holders exercising such early conversion right will be entitled initially to receive 871.68759 shares, subject to adjustment, for each MCS of CHF 100 000 nominal value.

Unless previously converted, each MCS will be mandatorily converted on the maturity date into such number of registered shares of Swiss Re as is equal to the maturity conversion ratio. The maturity conversion ratio equals the arithmetic average of the 15 conversion ratios calculated on the basis of the CHF closing prices of the shares on the virt-x ("closing price") on each of the 15 consecutive trading days ending on the third trading day prior to the maturity date. For the purposes of calculating such arithmetic average, the conversion ratio for a given trading day is determined as follows: (i) if the closing price is less than or equal to the minimum conversion price of CHF 95.60, the conversion ratio shall be equal to the maximum conversion ratio of initially 1 046.0251 shares per MCS; (ii) if the closing price is greater than or equal to the maximum conversion price, of CHF 114.72, the conversion ratio shall be equal to the minimum conversion ratio of initially 871.68759 shares per MCS; and (iii) if the closing price is greater than the minimum conversion price, but less than the maximum conversion price, the conversion ratio shall be equal to CHF 100 000 divided by the closing price. Based on the closing price Swiss Re will be required to deliver between 8.7 million and 10.5 million shares created from conditional capital or shares reserved for corporate purposes.

Options

For details on stock options granted to Swiss Re employees, please refer to note 12 on "Stock compensation plans" on page 35–37 and to note 9 on "Shareholders' equity", page 29–30 of the Financial Statements and section 5.6 on page 91 of the Business Report.

3 Board of Directors

3.1 Members of the Board of Directors as of 31 December 2005

Name	Nationality	Age	Function	Initial election	Current term ends
Peter Forstmoser	Swiss	62	Chairman of the Board, Chair Governance and Shareholder Relations Committee	1990	2006
Walter B. Kielholz	Swiss	54	Executive Vice Chairman	1998	2006
Jakob Baer	Swiss	61	Member, Chair Audit Committee	2005	2009
Thomas W. Bechtler	Swiss	56	Member	1993	2009
Raymund Breu	Swiss	60	Member, Chair Investments Committee	2003	2007
George L. Farr	US	64	Member, Chair Compensation and Appointments Committee	1996	2008
Rajna Gibson Brandon	Swiss	43	Member, Chair Finance and Risk Committee	2000	2008
Bénédict G.F. Hentsch	Swiss	57	Member	1993	2009
Robert A. Scott	British	63	Member	2002	2006
John F. Smith, Jr.	US	67	Member	2003	2007
Kaspar Villiger	Swiss	64	Member	2004	2008

Members of the Board of Directors elected on 27 February 2006

Name	Nationality	Age	Function	Initial election	Current term ends
John R. Coomber	British	57	Member	2006	2009
Dennis D. Dammerman	US	60	Member	2006	2009

With the exception of Walter Kielholz and John Coomber, who are both former CEOs, no member of the Board of Directors has ever held a management position in the Group.

No director has any significant business connections with Swiss Re or any of its Group companies, except for Dennis Dammerman who joined the Board as nominee of General Electric Company.

Peter Forstmoser
Chairman, non-executive and independent

Mr Forstmoser, a Swiss citizen born in 1943, received a doctorate in law from the University of Zurich in 1970, became an attorney-at-law in 1971 and received a master's degree in law from Harvard Law School in 1972.

Mr Forstmoser was elected to the Board in 1990. His mandate was renewed in 1994 and 1998, each time for a further four years. The Board of Directors elected him Chairman on 30 June 2000. After the expiration of the Board membership in 2002, Mr Forstmoser was re-elected for a further four years. He will stand for re-election at the Annual General Meeting on 21 April 2006.

Mr Forstmoser has been a law professor at the University of Zurich since 1974 and a partner of Niederer Kraft & Frey, Attorneys, in Zurich, since 1975. He is also chairman of the board of directors of Hesta AG and Hesta Tex AG, Zug, and a member of the boards of Mikron Holding AG, Biel, Bank Hofmann AG, Zurich, Ernst Basler AG, Zollikon, Remer Holding AG, Ennetbaden, and Hyos Invest Holding AG, Zurich.

Walter B. Kielholz
Executive Vice Chairman

Mr Kielholz, a Swiss citizen born in 1951, studied business administration at the University of St. Gallen, Switzerland, and graduated in 1976 with a degree in business finance and accounting.

Mr Kielholz's career began at the General Reinsurance Corporation, Zurich. After working in the United States, the United Kingdom and Italy, he assumed responsibility for the company's European marketing activities. In 1986 he moved to Credit Suisse, Zurich, where he was responsible for client relations with large insurance groups in the multinational services department.

At the beginning of 1989, Mr Kielholz joined Swiss Re, Zurich. He became a Member of the Executive Board in January 1993 and was Swiss Re's Chief Executive Officer from 1 January 1997 to 31 December 2002. In June 1998 he was elected to Swiss Re's Board of Directors, which at the same time appointed him Managing Director. His mandate was renewed for a further four year period in 2002. Mr Kielholz was appointed Executive Vice Chairman with effect from 1 January 2003. He will stand for re-election at the Annual General Meeting on 21 April 2006.

Mr Kielholz has been a member of the Board of Directors of Credit Suisse Group since 1999. He served as Chairman of the Audit Committee from 1999 to 2002 and as Vice-Chairman of the Board of Directors from 31 May 2002 to 31 December 2002. He has been Chairman of the Board of Directors and the chairman's and governance committee since 1 January 2003.

In addition, Mr Kielholz is treasurer and a member of the Board of the International Association for the Study of Insurance Economics ("The Geneva Association") in Geneva, Vice President of the International Monetary Conference, President of the "Avenir Suisse" Foundation and President of the Zurich Art Society.

Jakob Baer
Non-executive and independent director

Mr Baer, a Swiss citizen born in 1944, became an attorney-at-law in 1971 and graduated from the University of Bern in 1973 with a doctorate in law.

Mr Baer was elected to Swiss Re's Board of Directors in May 2005. He began his career in the legal department of the Federal Finance Administration. In 1975 he joined Fides Trust Company. Following the successful planning and execution of a management buyout of Fides' advisory business, he became a member of the management board of KPMG Switzerland in 1992. In 1994, he was appointed CEO of KPMG Switzerland and a member of KPMG's European and international management boards. He retired from KPMG in September 2004, having reached the statutory retirement age. Mr Baer then joined Adecco S.A. as a non-executive director. In addition he is a member of the board of directors of Allreal Holding AG, Baar, Emmentalische Mobiliar Versicherungs-Gesellschaft, Konolfingen, and IFBC – Integrated Financial Business Consulting AG, Zurich.

Thomas W. Bechtler
Non-executive and independent director

Mr Bechtler, a Swiss citizen born in 1949, received a doctorate in law from the University of Zurich in 1973 and a master's degree in law from Harvard Law School in 1975.

Mr Bechtler joined Swiss Re's Board of Directors in November 1993. His mandate was renewed in 1997, 2001 and 2005, each time for a further four years. Mr Bechtler has been managing director of Hesta AG as well as Hesta Tex AG, Zug, since 1972. In this capacity he is chairman of the boards of Zellweger Luwa AG, Uster, and Schiesser Group AG, Küsnacht.

Mr Bechtler also serves on the boards of directors of Credit Suisse Group, Zurich, Bucher Industries, Niederweningen, Sika AG, Baar, and Conzzeta Holding, Zurich. From 1987 to 1999 he served as chairman of "Swisscontact", a large Swiss development foundation, and from 1987 to 2002 as chairman of the Zurich Art Society.

Raymund Breu
Non-executive and independent director

Mr Breu, a Swiss citizen born in 1945, graduated from the Swiss Federal Institute of Technology (ETH) in Zurich with a doctorate in mathematics.

Mr Breu was elected to Swiss Re's Board of Directors in 2003 for a four year term of office. He is Chief Financial Officer of the Novartis Group and member of the executive committee of Novartis, positions he assumed when Novartis was created in December 1996. He joined the group treasury of Sandoz, a predecessor company of Novartis, in 1975. Ten years later, he was appointed CFO of Sandoz Corporation in New York. In 1990, he became group treasurer of Sandoz Ltd, and, in 1993, head of group finance and member of the Sandoz executive board.

Mr Breu is a member of the board of directors of Chiron Corp, Emeryville, California, and of the SWX Swiss Exchange and its admission panel. He is also a member of the Swiss Takeover Board.

John R. Coomber
Non-executive director

Mr Coomber, a British citizen born in 1949, graduated in theoretical mechanics from Nottingham University in 1970.

Mr Coomber was elected to Swiss Re's Board of Directors at the Extraordinary General Meeting of 27 February 2006 for a term ending at the AGM of 2009. He started his career with the Phoenix Insurance Company. He joined Swiss Re in 1973. Having qualified as an actuary in 1974, he first specialised in the company's life reinsurance. He was Swiss Re (UK)'s appointed actuary from 1983 to 1990. In 1987 he assumed responsibility for the life division, and, in 1993, was made head of the company's UK operations. Mr Coomber was appointed Member of the Executive Board in April 1995, responsible for the Group's Life & Health Division. In June 2000, he became a member of the Executive Committee. He was Swiss Re's Chief Executive Officer from 1 January 2003 through 31 December 2005 when he retired after 33 years of employment. Mr Coomber also serves as a member of the supervisory board of Euler Hermes.

Dennis D. Dammerman
Non-executive director

Mr Dammerman, a US citizen born in 1945, graduated with a Bachelor of Science from the University of Dubuque, Iowa, US in 1967.

Mr Dammerman was elected to Swiss Re's Board of Directors at the Extraordinary General Meeting of 27 February 2006 for a term ending at the AGM of 2009. He began his professional career after graduation when he joined General Electric in the Financial Management Program at GE Appliances. In 1984, he became senior vice president-finance of General Electric Company. He was elected to the company's board of directors in December 1994 and was subsequently appointed vice chairman of the board.
He remained an executive officer of GE, and a member of the corporate executive office. He also served as chairman of GE Capital Services. At the end of 2005 he retired from

all General Electric positions. He also serves as a non-executive director of BlackRock Inc., New York. In addition, he is a member of the board of trustees of Skidmore College, Saratoga Springs, New York.

George L. Farr
Non-executive and independent director

Mr Farr, a US citizen born in 1941, received both a bachelor's and a master's degree in business administration from the University of Michigan in 1963 and 1964, respectively.

Mr Farr joined Swiss Re's Board of Directors in November 1996. His mandate was renewed in 2000 and 2004, each time for a further four year period. Mr Farr has been managing partner of Muirhead Holdings LLC, Greenwich, CT, since 1998. Prior to that he was vice chairman of American Express Company, New York, from 1995 until his retirement in 1998. Before 1995, Mr Farr was a director of McKinsey & Co, New York.

Mr Farr also serves as a director of Misys plc, London.

Rajna Gibson Brandon
Non-executive and independent director

Ms Gibson Brandon, a Swiss citizen born in 1962, studied business and economics at the University of Geneva, graduating with a BA in 1982 and a PhD in economics and social sciences in 1987.

Ms Gibson Brandon was elected to Swiss Re's Board of Directors in June 2000. Her mandate was renewed in 2004 for a further four year term. She has been a professor of financial economics at the Swiss Banking Institute of the University of Zurich since March 2000. Ms Gibson Brandon was previously a professor of finance at the University of Lausanne. She is also a director of the National Centre of Competence in Research (NCCR) "Financial Valuation and Risk Management" research network, and an adviser to scientific councils of various educational institutions. She was a member of the Swiss Federal Banking Commission until the end of 2004.

Bénédict G.F. Hentsch
Non-executive and independent director

Mr Hentsch, a Swiss citizen born in 1948, studied business administration at the University of St. Gallen, Switzerland, graduating in 1972 with a master's degree in business finance and accounting.

Mr Hentsch was elected to Swiss Re's Board of Directors in 1993. His mandate was renewed in 1997, 2001 and 2005, each time for a further four year term. He was a general partner of Darier Hentsch & Cie, Private Bankers, Geneva, from 1985 until 2001 and chaired the Swiss Private Bankers Association from 1998 until 2001. In 2004, he founded GEM – Global Estate Managers – as well as Banque Bénédict Hentsch & Cie S.A., both entities dedicated to global wealth management. He is a member of the board of the ISC Foundation and the MLE-Stiftung, both at the University of St. Gallen.

Robert A. Scott
Non-executive and independent director

Mr Scott, a British and Australian citizen born in 1942, was educated at Scots College, Wellington, New Zealand. He has been a Senior Associate of the Australian and New Zealand Institute of Insurance and Finance (ANZIIF) since 1965 and was made a Commander of the British Empire (CBE) in 2002.

Mr Scott joined Swiss Re's Board of Directors in 2002 for a four year term. He will stand for re-election at the Annual General Meeting on 21 April 2006. He is a retired group chief executive of CGNU plc, now Aviva. In the 1990s, he was group chief executive of General Accident and, following the merger with Commercial Union in 1998, was appointed group chief executive of CGU plc. Following the merger in 2000 with Norwich Union, Mr Scott became group chief executive of CGNU plc, retiring in May 2001. Mr Scott was also chairman of the Association of British Insurers in 2000–2001, and a board member in the previous four years.

Mr Scott is chairman of the board of directors of Yell Group plc, and a non-executive director of the Royal Bank of Scotland Group plc, Jardine Lloyd Thompson Group plc, and Focus (DIY) Limited. In addition, he is an advisor to Duke Street Capital and a member of the international advisory board of Sapiens International Corporation.

John F. Smith, Jr.
Non-executive and independent director

Mr Smith, a US and Swiss citizen born in 1938, received a Bachelor of Business Administration from the University of Massachusetts in 1960 and a Master of Business Administration from Boston University in 1965.

Mr Smith joined Swiss Re's Board of Directors in 2003 for a four year term. He was chairman of the board of directors of General Motors Corporation, Detroit, from 1996 to April 2003, when he retired. He served as chief executive officer from 1992 to 2000. In addition, he was president from 1992 to 1998. Mr Smith joined General Motors in 1961.

Mr Smith is chairman of Delta Air Lines and a director of The Procter & Gamble Company. He is also chairman of the Alix Partners LLC/Questor Partner advisory board. In addition, he is a member of the chancellor's executive committee of the University of Massachusetts and of the board of trustees at Boston University.

Kaspar Villiger
Non-executive and independent director

Mr Villiger, a Swiss citizen born in 1941, graduated from the Swiss Federal Institute of Technology (ETH) in Zurich with a degree in mechanical engineering in 1966.

Mr Villiger joined Swiss Re's Board of Directors in 2004 for a four year term. As an entrepreneur, Mr Villiger co-owned and managed two businesses from 1966 until 1989. Simultaneously, Mr Villiger had several political positions, first in the parliament of canton Lucerne and, from 1982, in the Swiss Federal Parliament. He became a Federal Councillor in 1989. He initially served as Defence Minister, with responsibility for the Federal Military Department. He then became Finance Minister in 1995, charged with running the Federal Department of Finance. He continued in this function until his retirement at the end of 2003. Mr Villiger was President of the Swiss Confederation in 1995 and 2002. Mr Villiger is also on the board of directors of Nestlé and the newspaper "Neue Zürcher Zeitung".

Changes in the course of the business year 2005

At the Annual General Meeting of 9 May 2005, the shareholders elected Mr Jakob Baer to be a member of the Board of Directors, with a four year term.

Changes since 1 January 2006

At the Extraordinary General Meeting of 27 February 2006, Mr John R. Coomber and Mr Dennis D. Dammerman were elected new members of the Board of Directors.

Nomination for the election to be held at the Annual General Meeting of 21 April 2006
The Board of Directors has decided to nominate the following candidates for re-election to the Board, all with four year terms of office: Peter Forstmoser, Walter B. Kielholz and Robert A. Scott.

3.2 Other activities and functions

Please refer to the information provided in each director's biography on page 69–73.

3.3 Cross-involvement

Cross-involvement refers to interlocking memberships between the boards of directors of two or more listed companies. According to the relevant SWX commentary, the mere fact that a given person holds a seat on the boards of two listed companies is alone sufficient to invoke the obligation to disclose such an interlocking directorate. Pursuant to such definition, the following cross-involvements existed on 31 December 2005:

Peter Forstmoser, Chairman, is also a director of Mikron Holding AG.

Walter B. Kielholz, Executive Vice Chairman, is also chairman of the board of directors of Credit Suisse Group.

Jakob Baer, Director, is also a director and chairman of the audit committees of Adecco SA and Allreal Holding AG.

Thomas W. Bechtler, Director, is also a director of Bucher Industries, Conzzeta Holding, Credit Suisse Group and Sika AG.

Raymund Breu, Director, is also a director of Chiron Corporation.

Robert A. Scott, Director, is also chairman of the board of directors of Yell Group plc and a director of The Royal Bank of Scotland Group plc and Jardine Lloyd Thompson Group plc.

John F. Smith, Jr., Director, is also chairman of the board of directors of Delta Air Lines and a director of The Procter & Gamble Company.

Kaspar Villiger, Director, is also a director of Nestlé.

3.4 Elections and term of office

Principles of the election procedure and term limits
The term of office of a directorship is four years. It usually begins with the date of election by an Annual General Meeting (exceptionally by an Extraordinary General Meeting) and ends on the fourth subsequent Annual General Meeting. Members whose term has expired are immediately eligible for re-election. Each proposed election and re-election is substantiated by the Chairman at the General Meeting and is separately voted upon.

The age limit is 70. Members who reach the age of 70 during a regular term of office shall tender their resignation at the Annual General Meeting following the attainment of that age.

Certain changes in professional circumstances require the directors to offer their resignation at the following Annual General Meeting.

First election and remaining term of each director

Please refer to the information provided in each director's biography on page 69–73.

3.5 Internal organisational structure

The organisational structure is laid down in the Corporate Bylaws, which also define the responsibilities of the Board of Directors, its committees, the executive management as well as the reporting procedures. The Corporate Bylaws are, therefore, a key regulation in respect of corporate governance. Given their significance, the Corporate Bylaws are reviewed annually by both the Governance and Shareholder Relations Committee and the Board for compliance with domestic and applicable international laws, regulations and best practice standards.

a. Allocation of tasks within the Board of Directors

Chairman of the Board of Directors

The Chairman of the Board of Directors (the "Board") exercises ultimate supervision of the executive management on behalf of the Board; he attends the meetings of the Executive Committee and the Executive Board and receives all related documentation and minutes; he is responsible for Group Internal Audit and appoints its head, subject to confirmation by the Audit Committee; he convenes meetings of the Board and its committees; he makes preparations for, and presides at, the meetings of the Board; he presides at the General Meetings of shareholders; he ensures adequate reporting to the Board by the Board committees, the Executive Committee and the Executive Board; he coordinates the activities of the Board committees; he receives comments from the directors as to the Board's performance and reports annually to the Board with an assessment of the Board's performance; he represents the Group in matters involving shareholders; in cases of doubt, he makes decisions concerning the authority of the Board or its committees and about the application and interpretation of the Corporate Bylaws.

Executive Vice Chairman

The Executive Vice Chairman liaises between the Board and executive management in matters not reserved to the Chairman; he may attend the meetings of the Executive Committee and the Executive Board and receives the relevant documentation and minutes. Other responsibilities include supervising management's preparation and execution of Board resolutions in operational matters, monitoring the Group's strategic direction and overseeing management development for the Group's senior executives.

b. Committees of the Board of Directors: members, tasks and responsibilities

General provisions for all Committees

The Board may delegate certain responsibilities, including the preparation and execution of its resolutions, to committees or the Executive Vice Chairman. Any such Committee or the Executive Vice Chairman must keep the Board apprised on a timely basis of actions and determinations.

The committees may conduct or authorise special investigations at any time and at their full discretion into any matters within their respective scope of responsibilities, as laid down in their respective charters of duties, thereby taking into consideration relevant peer group practice and general best practice. They are empowered to retain independent counsel, accountants or other experts if deemed necessary, including for purposes of benchmarking best practice, and shall receive appropriate funding for payment of compensation to such outside advisors.

Audit Committee
Members
Jakob Baer, Chair (from 9 May 2005, previously Thomas Bechtler)
Raymund Breu
Rajna Gibson Brandon
Robert A. Scott
John F. Smith, Jr.

All members of the Audit Committee must be non-executive, independent and financially literate. At least one member must have the attributes qualifying such member as an Audit Committee Financial Expert as determined by the Board. Members may not accept any consulting, advisory, or other compensatory fee from the company. They should not serve on the audit committee of more than two other listed companies. Members of the Executive Board are not eligible for membership until three years after the termination of their executive employment.

Tasks and responsibilities
The central task of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities as they relate to the integrity of the Group's financial statements, the Group's compliance with legal and regulatory requirements, the external auditor's qualifications and independence, and the performance of the Group's internal audit function and its external auditor.

The Committee serves as an independent and objective monitor of the Group's financial reporting process and system of internal control, and facilitates ongoing communication between the external auditor, management, Group Internal Audit and the Board with regard to the Group's financial position and affairs. The Audit Committee reviews its own performance annually.

More specific duties and responsibilities of the Committee are listed in its charter of duties.

Compensation and Appointments Committee
Members
George L. Farr, Chair
Thomas W. Bechtler
Robert A. Scott

All members of the Compensation and Appointments Committee must be non-executive and independent.

Tasks and responsibilities
In compensation matters, this Committee oversees the development of a set of compensation principles, submits them to the Board for approval, monitors adherence to such principles and regularly discusses their appropriateness; it keeps itself informed of industry and peer compensation practice; it recommends to the Board the remuneration of the members of the Board other than the Chairman and the Executive Vice Chairman; it determines the compensation of the Chairman, the Executive Vice Chairman, the CEO and the members of the Executive Board on the basis of their performance; it determines the

total amount for bonus payments and related deferral plans; it reviews and approves the Group's compensation and pension plans; and it ensures compliance with any remuneration disclosure requirements.

In personnel matters, the Committee makes proposals that ensure an adequate size and a well-balanced composition of the Board and further ensure that a majority of the Board is independent; it ensures the development and maintenance of guidelines for selecting candidates for election or re-election to the Board, or to fill vacancies on the Board, as well as for the appointment to the Executive Board; it evaluates Board member candidates and makes recommendations to the Board; it evaluates proposals made to the Board for the appointment and removal of members of the Executive Board; it approves employment contracts with the Chairman, the Executive Vice Chairman, the CEO and the members of the Executive Board; and it ensures the effectiveness of executive succession and emergency planning processes.

The Compensation and Appointments Committee reviews its own performance annually.

Finance and Risk Committee
Members
Rajna Gibson Brandon, Chair
Jakob Baer (from 9 May 2005)
Walter B. Kielholz
Robert A. Scott
Kaspar Villiger

Tasks and responsibilities
This Committee oversees risk management, approves the fundamental risk management principles, reviews their implementation, the appropriateness of the Group's risk management framework and its implementation. In respect of risk strategy, it evaluates the bases on which the Board determines the overall risk tolerance and the risk appetite for the Group's most significant risk-taking activities and keeps itself informed of the Group's risk limits for individual investment asset classes; in respect of risk controlling, it reviews the methodology for risk measurement, the results of risk adjusted capital calculations and the most significant risk exposures and their limits, and it receives reports on the Group-wide use of derivative instruments; in respect of the balance sheet, it reviews the valuation of assets and liabilities for economic, accounting and regulatory purposes and the treasury strategy; it reviews capital adequacy, the ratings received from the rating agencies and management's reaction and recommendations thereto; and it reviews the Group's integrated portfolio risk management activities. The Finance and Risk Committee reviews its own performance annually.

Governance and Shareholder Relations Committee
Members
Peter Forstmoser, Chair
George L. Farr
Bénédict G. F. Hentsch
Walter B. Kielholz
John F. Smith, Jr.
Kaspar Villiger

Tasks and responsibilities

The Committee keeps itself informed of corporate governance developments; it measures the Group's governance against relevant best practice standards and informs the Board of its findings and emerging trends; it ensures compliance with corporate governance disclosure requirements; it annually reviews the company's Articles of Association and the Corporate Bylaws and informs the Board of its findings and proposals; it reviews the Group's communication policy; it monitors the corporate philosophy, the corporate culture, the corporate social responsibility and the Group's orientation towards sustainability; it monitors investor relations activities; it monitors the relationship with rating agencies; it examines how public reports are perceived, especially with regard to whether they fulfil the needs and expectations of international investors; it monitors the shareholder structure; it has initial responsibility for assessing any merger and take-over proposals submitted to the Group; it has initial responsibility for reviewing material transactions with any of the Group's significant shareholders; and it establishes a procedure for the directors to comment on the Board's performance. The Governance and Shareholder Relations Committee reviews its own performance annually.

Investments Committee

Members

Raymund Breu, Chair (from 9 May 2005, previously George L. Farr)
Thomas Bechtler (from 9 May 2005)
George L. Farr
Bénédict G. F. Hentsch
Walter B. Kielholz

Tasks and responsibilities

The Committee reviews the principles to be applied in capital investments and makes corresponding recommendations to the Board; it keeps itself informed of the Group's risk limits for individual investment asset classes, the valuation of investment assets, and the guidelines governing asset management; it reviews the tactical allocation of assets for the next financial reporting period; it reviews the financial performance of the asset management operations; and it reviews the business relationship of the asset-managing units with their counterparties, as well as associated transaction fees.

At its meeting of 3 February 2006, the Board decided to dissolve the Investments Committee effective as of 1 March 2006 and to reallocate its previous responsibilities to either the Board or the Finance and Risk Committee.

c. Work methods of the Board of Directors and its Committees

The Board typically meets six times per year for two consecutive days. The first day is reserved for the Committees, while on the second day the full Board meets for as long as required, mostly the whole day. The regular meetings are typically held in February, March, May, June, August and December. Additional meetings are called at short notice if and when required. Each of the Board meetings has a special focus, broadly determined by Swiss Re's reporting schedule, and including such topics as strategic issues, the financial statements, the analysis of internal results, interim results, the medium-term business plan, and corporate governance.

Meeting invitations and agendas are delivered to the directors about 10 days before the meeting together with written materials, including recent financial information, to permit meaningful review.

In 2005, the following meetings were held:

Dates	BoD[1]	AC[2]	CAC[3]	FRC[4]	IC[5]	GSRC[6]
24 January			regular			
16/17 February	regular	regular		regular		regular
15/16 March	regular	regular	regular		regular	
10/11 May	regular	regular		extra		regular
31 May	extra					
29/30 June	regular			regular	regular	
22–24 August	regular	regular	extra	regular		
26/30 September	extra					
24 October	extra					
15 November	extra					
8/9 December	regular		regular	regular	regular	regular

[1] Board of Directors
[2] Audit Committee
[3] Compensation and Appointments Committee
[4] Finance and Risk Committee
[5] Investments Committee dissolved as of 1 March 2006
[6] Governance and Shareholder Relations Committee

Normally, the members of the Executive Committee attend the meetings of the Board in an advisory capacity. Attendance at Committee meetings is normally restricted to those members of executive management with the information and expertise required for the relevant Committee to perform its duties. The Head of Group Internal Audit and two senior representatives of the external auditor regularly participate in Audit Committee meetings.

The attendance rate at the regular Board meetings was 97% throughout the year. Even when including the extraordinary meetings that had been convened at relatively short notice, the attendance rate was 95%.

For every meeting it is contemplated that an executive session be held for discussions between the Board of Directors and the Chief Executive Officer, discussions involving all members of the Board, or discussions among the independent members of the Board, as the case may be.

3.6 Definition of areas of responsibility

Swiss Re's Board of Directors has delegated the responsibility for managing the Group's operations to the Executive Committee. In 2005, it comprised seven members. The Executive Committee has, as a rule, two meetings per month, except when the Executive Board meets and in holiday seasons. In 2005, the Executive Committee met 15 times.

The Executive Committee is supported by the larger Executive Board made up of 20 senior executive officers, including the members of the Executive Committee (see section 4 below). Members of the Executive Board are appointed by the Board of Directors upon recommendation of the Chief Executive Officer and after consultation with the Compensation and Appointments Committee. The Executive Board held 12 meetings in 2005, often on two or more consecutive days. One of those meetings stretched over a period of four days to consider strategic issues.

3.7 Information and control instruments

Swiss Re's governing bodies recognise the value of a high-quality corporate assurance framework. As governance and accounting standards continue to evolve, it is essential that Swiss Re's governing bodies strive to have a best-in-class system of coordinated assurance functions to rely on. Therefore, the corresponding framework is subject to periodic reviews and improvements as required.

Assurance functions in Swiss Re comprise an internal audit organisation, a dedicated organisation that ensures compliance with legal and regulatory requirements as well as ethical standards, a risk management system designed for the size, complexity and risk profile of the company, an actuarial reserves group and a specially qualified external auditor. The assurance framework has recently been updated to reflect among other things the changes in the organisation.

Risk Management

For the risk management organisation and its responsibilities, please see the detailed section on page 47 of the Business Report.

Group Internal Audit

Within the Swiss Re Group, Group Internal Audit provides the Chairman, Board of Directors and Executive Committee of Swiss Re with an independent, objective assurance and consulting activity designed to assess the adequacy and effectiveness of its system of internal control, adding value through improving the Group's operations. Group Internal Audit is part of the Swiss Re integrated assurance framework.

Organisationally independent of management, the Head of Group Internal Audit reports directly to the Chairman of the Board of Directors and regularly reports to the Audit Committee. Group Internal Audit focuses its activities primarily on those areas identified as possessing the highest operating and control risks within the Group. Group Internal Audit maintains a regular dialogue with the external auditor to share reports and risk issues arising from their respective audits and to coordinate their activities.

Compliance

Compliance at Swiss Re means the upholding of legal, regulatory and ethical standards by all staff throughout the Group. Swiss Re has developed a Group-wide Code of Conduct (see www.swissre.com, About Us, Corporate governance, Regulations), which lays down the Group's core principles and values, and offers guidance on how to apply these in all business activities. The Code of Conduct also sets out certain behavioural standards which all Swiss Re employees are expected to maintain. A Group Compliance Programme defines the accountabilities and duties of both management and Compliance Officers at Swiss Re. The Compliance Officers, supporting management in ensuring compliance with laws, regulations and ethical standards, report to the Group Compliance Officer on any instances of non-compliance or other compliance-relevant matters. In certain areas, the Compliance Officers also assist management in ensuring compliance with internal Group procedures and local or regional practices. Training for staff and Compliance Officers is carried out regularly at both local and Group level to ensure ongoing best practice in compliance matters. Each Compliance Officer also conducts periodic compliance risk assessments and advises management on appropriate control measures. An essential and growing feature of the compliance function is to ensure that Swiss Re complies with regulatory requirements at both legal entity and Group levels. Headed by the

Chief Regulatory Officer, Swiss Re has established a Group Regulatory Affairs function and a Group Regulatory Affairs Network supporting the Group to ensure regulatory compliance at all levels, to monitor regulatory developments with a Group impact and ensure a consistent representation of Swiss Re's regulatory interests at all levels, and to prepare and coordinate Swiss Re's strategic regulatory positions. In cooperation with key functions such as Group Regulatory Affairs, Group Risk Management, Group Internal Audit and line management, the Compliance Officer network subsequently organises the implementation of corresponding action plans. The Group Compliance Officer and the Chief Regulatory Officer inform the Audit Committee regularly.

External auditor

The external auditor is accountable to the Audit Committee, the Board of Directors and ultimately to the shareholders. PricewaterhouseCoopers has executed this function since 1991 (formerly as Revisuisse Price Waterhouse AG). The Audit Committee and Board place great emphasis on the objectivity of the Group's auditor, PricewaterhouseCoopers AG, in their reporting to shareholders.

Prior to the commencement of the external audit, the external auditor presents its plan and estimated fees to the Audit Committee for approval. At the conclusion of the external audit, the external auditor presents and discusses its report on the financial statements with the Audit Committee, and highlights any significant internal control issues identified. Each year the external auditor is required to discuss the internal quality assurance processes that ensure the external audit is conducted in accordance with the required professional standards, and provide a formal written statement to the Audit Committee defining all relationships it has with the Swiss Re Group. The Audit Committee and external auditor discuss any disclosed relationships or services that might affect the external auditor's objectivity and independence.

To further protect the independence of the external auditor, the Audit Committee has put in place a detailed policy on the provision of non-audit services by the external auditor and a pre-approval policy is required to pre-approve all non-audit services to be provided by the external auditor. In addition, proposals to employ former senior executives of the external auditor, previously involved in the external audit, must be reviewed and approved in advance by the Audit Committee.

Actuarial review

The Board of Directors has appointed Mr Freddy Delbaen as an external actuary to conduct a review of the balance sheet provisions for the life and health reinsurance business of Swiss Reinsurance Company and European Reinsurance Company. His review focuses on the appropriateness of the reserving assumptions that, combined with the margins in the reserves, provide a reasonable level of prudence over the company's best-estimate assumptions. Mr Delbaen is a professor and has held the position of Chair of Financial Mathematics at the Swiss Federal Institute of Technology (ETH) in Zurich since 1995.

4 Executive management

4.1 Members of the executive management

a. Executive Committee

Membership as at 31 December 2005

Name	Nationality	Age	Function
John R. Coomber	British	56	Chief Executive Officer
Jacques Aigrain	Swiss and French	51	Deputy Chief Executive Officer
Ann F. Godbehere	Canadian and British	50	Chief Financial Officer
Christian Mumenthaler	Swiss	36	Chief Risk Officer
Michel M. Liès	Luxembourg	51	Head of Client Markets
Stefan Lippe	German	50	Head of Products
John H. Fitzpatrick	US	49	Head of Financial Services

Membership from 1 January 2006

Name	Nationality	Age	Function
Jacques Aigrain	Swiss and French	51	Chief Executive Officer
Andreas Beerli	Swiss	54	Chief Operating Officer
Ann F. Godbehere	Canadian and British	50	Chief Financial Officer
Christian Mumenthaler	Swiss	36	Chief Risk Officer
Michel M. Liès	Luxembourg	51	Head of Client Markets
Stefan Lippe	German	50	Head of Products
John H. Fitzpatrick	US	49	Head of Financial Services

John R. Coomber
Chief Executive Officer and
Member of the Executive Committee
(until 31 December 2005)

Mr Coomber, a British citizen born in 1949, graduated in theoretical mechanics from Nottingham University in 1970.

Mr Coomber started his career with the Phoenix Insurance Company. He joined Swiss Re in 1973. Having qualified as an actuary in 1974, he first specialised in the company's life reinsurance. He was Swiss Re (UK)'s appointed actuary from 1983 to 1990. In 1987 he assumed responsibility for the life division, and, in 1993, was made head of the company's UK operations. Mr Coomber was appointed Member of the Executive Board in April 1995, responsible for the Group's Life & Health Division. In June 2000, he became a member of the Executive Committee. In November 2002, the Board of Directors appointed him CEO with effect from 1 January 2003, a position he held until his retirement on 31 December 2005. Mr Coomber also serves as a member of the supervisory board of Euler Hermes, Paris.

Jacques Aigrain
Chief Executive Officer (from 1 January 2006) and Member of the Executive Committee; Head of the Financial Services Business Group (until September 2005), Deputy Chief Executive Officer (as of 1 January 2005 to 31 December 2005)

Mr Aigrain, a Swiss and French citizen born in 1954, received a PhD in economics in 1981 from the Sorbonne, in France, after a master's degree in economics at Paris-Dauphine University.

Mr Aigrain joined Swiss Re in June 2001 as head of the Financial Services Business Group. Previously, Mr Aigrain worked for JP Morgan in various positions and locations, predominantly in investment banking, capital markets, and mergers and acquisitions. Immediately prior to joining Swiss Re, he was a managing director and a member of JP Morgan's investment banking management committee, where he was co-head of client coverage, responsible for the financial institutions and classical economy sectors.

Andreas Beerli
Chief Operating Officer and Member of the Executive Committee (from 1 January 2006); Head of the Americas Division (until 31 December 2005)

Mr Beerli, a Swiss citizen born in 1951, graduated in law in 1976 and received a doctorate in law from the University of Basle in 1983.

Mr Beerli joined Swiss Re in 1979, serving in various marketing functions until 1984. He then worked for Credit Suisse in private banking and the Baloise Insurance Group, where he served in the company's foreign operations. He rejoined Swiss Re in 1993. In 1997, he restructured and integrated the newly acquired Italian reinsurance company Uniorias. In 1998, he assumed an additional position as Head of the Global Clients unit. He was appointed Head of the Americas Division in January 2000.

Mr Beerli is a member of the board of the Reinsurance Association of America, a member of the executive committee of the International Insurance Society, and is also on the board of directors of the Insurance Information Institute.

Ann F. Godbehere
Chief Financial Officer and Member of the Executive Committee; Head of Global Finance

Ms Godbehere, a Canadian and British citizen born in 1955, qualified as a Certified General Accountant (CGA) in Canada in 1984 and became a fellow of the Certified General Accountants' Association (FCGA) in 2003.

Ms Godbehere was appointed Group CFO with effect from 1 April 2003. Previously, she held the position of Chief Financial Officer of the Property & Casualty Business Group and, prior to this, from 1998–2001, she served as the Chief Financial Officer of the Life & Health Business Group, based in London. Ann Godbehere joined Swiss Re in 1996, following the acquisition of the Mercantile & General Reinsurance Group. Until 1998, she held a number of senior positions in Swiss Re Life & Health North America, most recently the position of Chief Executive Officer of Swiss Re Life & Health Canada. Ms Godbehere started her career with Sun Life of Canada in 1976 in Montreal, Canada. She joined the M&G Group in 1981, where she held several management roles, including senior vice president and controller for both life and health and property and casualty businesses throughout North America.

Ann Godbehere is also a board member of IMD, the Swiss based international business school.

Christian Mumenthaler
Chief Risk Officer and Member of the Executive Committee; Head of Global Risk Management

Mr Mumenthaler, a Swiss citizen born in 1969, received a PhD from the Institute of Molecular Biology and Biophysics at the Swiss Federal Institute of Technology (ETH) in Zurich.

Mr Mumenthaler started his professional career in 1997 as an Associate at the Boston Consulting Group, before joining Swiss Re in 1999 as a manager in Group Strategic Planning. Between 1999 and 2002, Mr Mumenthaler was responsible for a number of key projects for the company including innovative securitisation solutions. In 2002 he established a new unit, Group Retro and Syndication, which is responsible for optimising the Group's risk and capital base through retrocession and securitisation. He was appointed Group Chief Risk Officer and Head of Risk & Knowledge Division effective 1 January 2005. At the same time he became a member of both the Group's Executive Board and the Executive Committee. In September 2005, he became Head of Global Risk Management.

Michel M. Liès
Head of Client Markets Business Function and Member of the Executive Committee (from September 2005), Head of Europe Division within the Property & Casualty Business Group (until September 2005)

Mr Liès, a citizen of Luxembourg born in 1954, received a degree in mathematics from the Swiss Federal Institute of Technology (ETH) in Zurich in 1974.

Mr Liès joined Swiss Re's life department in 1978. Based in Zurich, he first was responsible for the Latin American market. From 1983 to 1993, he was responsible for France and the countries of the Iberian Peninsula. In 1994 he moved to the Property & Casualty department in charge of Southern Europe and Latin America, which he headed from 1997. Mr Liès became a member of the Executive Board and Head of Latin America Division in 1998. On 1 April 2000, he was named Head of Europe Division and from 2002 to the end of 2004 he assumed the role of Chief Executive Officer for Swiss Re Germany. He was appointed to his current position in September 2005.

Mr Liès is a member of the board of the Swiss Insurance Association.

Stefan Lippe
Head of Products Business Function and Member of the Executive Committee (from September 2005), Head of the Property & Casualty Business Group (until September 2005)

Mr Lippe, a German citizen born in 1955, graduated in mathematics and received a doctorate in business administration from the University of Mannheim in 1982.

Mr Lippe joined Bavarian Re in 1983. In 1986 he became head of the non-proportional underwriting department. He was appointed deputy member of the board of management in 1988 and a full member in 1991, when he assumed general responsibility for the company's operations in the German-speaking area. In 1993 he became chairman of the board of management of Bavarian Re. In 1995 he was appointed a Member of Swiss Re's Executive Board, responsible for the Bavarian Re Group. He was appointed Head of the Property & Casualty Business Group in April 2001 and became Head of Products Business Function in September 2005.

John H. Fitzpatrick
Head of Financial Services Business Function and Member of the Executive Committee (from September 2005), Head of the Life & Health Business Group (until September 2005)

Mr Fitzpatrick, a US citizen born in 1956, graduated from the Loyola University of Chicago with a Bachelor of Business Administration in 1979. He is a Chartered Financial Analyst (CFA) (1987) and a Certified Public Accountant (CPA) (1979).

Mr Fitzpatrick started with Kemper Corporation as a financial analyst in 1978, holding several positions in corporate finance until 1990. From 1990 to 1996 he was CFO and a member of the board of directors of Kemper. From 1996 to 1998 he worked in private equity focused on the insurance industry.

Mr Fitzpatrick joined Swiss Re in July 1998 as Chief Financial Officer and was appointed Head of the Life & Health Business Group in April 2003. In September 2005, he became Head of Financial Services Business Function.

John Fitzpatrick is also a member of the board of the Association of British Insurers.

b. Executive Board
Membership as at 31 December 2005

The Executive Board comprises the members of the Executive Committee, mentioned above, and the following individuals:

Name	Nationality	Age	Function
Martin Albers	Swiss	45	Head of Europe – Client Markets
Andreas Beerli	Swiss	54	Head of Americas Property & Casualty – Client Markets
Phillip Colebatch	Australian	61	Head of Capital Management and Advisory – Financial Services
Jacques E. Dubois	US	56	Head of Corporate Development
Agostino Galvagni	Italian	45	Head of Globals & Large Risks – Client Markets
Brian Gray	Canadian	43	Head of Property & Specialty – Products
Charlotte A. Gubler	Swiss	53	Head of Communications & Human Resources
Benjamin Meuli	British	49	Head of Asset Management – Financial Services
Martin Oesterreicher	Swiss	51	Head of Casualty – Products
Pierre L. Ozendo	US and French	55	Head of Asia – Client Markets
Martyn Parker	British	48	Head of Life & Health – Products
W. Weldon Wilson	US	44	Head of Americas Life & Health and Admin Re℠ – Client Markets
Yury Zaytsev	US	56	Head of Information Technology

Changes in the course of the business year 2005

As part of the organisational realignment which took effect in September 2005, Agostino Galvagni, Brian Gray, Martin Oesterreicher and Martyn Parker were appointed to the Executive Board with effect from 12 September 2005. Also as part of the realignment, various members of the Executive Board took on new functions and responsibilities. For details, please refer to the section above. On 31 December John Coomber retired as Chief Executive Officer.

Changes from 1 January 2006

On 1 January 2006, Jacques Aigrain took over as Chief Executive Officer. On the same date Andreas Beerli joined the Executive Committee to become Chief Operating Officer, a new position within executive management. Pierre L. Ozendo moved to the US to succeed Andreas Beerli as Head of Americas Property & Casualty. Until a successor for Asia is named, the function of Head of Asia is being performed ad interim by the Deputy Head for Asia, Robert Watts, who is not a member of the Executive Board. Phillip Colebatch retired on 31 January 2006 as Head of Capital Management and Advisory, Financial Services Business Function. He was succeeded by Philip Lotz who is not a member of the Executive Board.

Martin Albers
Head of Europe, Client Markets Business Function

Mr Albers, a Swiss citizen born in 1960, graduated from the Swiss Federal Institute of Technology (ETH) in Zurich in 1985 with a master's degree in engineering, and in 1991 earned an MBA from the JL Kellogg Graduate School of Management at Northwestern University, Chicago.

Mr Albers joined Swiss Re as head of Product Controlling in 1994, after having worked for over three years with Boston Consulting Group. In 1996 he became head of property and casualty business in Canada and, in 1999, in the UK. Mr Albers was appointed to the Executive Board in January 2002. In June 2002, he became Head of Risk Solutions in the Financial Services Business Group. He assumed his current position as Head of Europe in the Client Markets Business Function in September 2005.

Phillip Colebatch
Head of Capital Management and Advisory, Financial Services Business Function

Mr Colebatch, an Australian citizen born in 1944, received a master of science degree from the Massachusetts Institute of Technology in 1969 and a doctorate in business administration from Harvard Business School in 1973.

Mr Colebatch joined Swiss Re in September 2002 as a member of the Executive Board and Head of Capital Management and Advisory, a position which included responsibility for Fox-Pitt, Kelton (FPK) and Swiss Re Financial Products. Before joining Swiss Re, Mr Colebatch was with Credit Suisse Group, where he most recently served as a member of the group executive board and CEO of Credit Suisse Asset Management. Mr Colebatch began his career with Citicorp in New York and held a number of senior investment banking positions in Hong Kong and London. Mr Colebatch retired on 31 January 2006.

Jacques E. Dubois
Head of Corporate Development; Chairman & CEO of Swiss Re America Holding Corporation

Mr Dubois, a US citizen born in 1949, graduated from the College of the Holy Cross in Worcester, Massachusetts in 1970 with a degree in mathematics. He also received a master's degree in business administration in 1972 from the Amos Tuck School at Dartmouth College, Hanover, New Hampshire.

Mr Dubois joined Swiss Re in conjunction with the company's acquisition of Life Re in 1998. In June 2000, he was appointed a member of the Executive Board. From June 2000 to December 2004 he was Deputy Head of the Life & Health Business Group.

Mr Dubois began his business career at Philo Smith & Co., a securities firm specialising in insurance stock research and the merger and acquisition of insurance companies. In 1979, he joined Insurance Investment Associates, an investment banking partnership focused exclusively on mergers and acquisitions of life insurance companies. In 1988, Jacques Dubois co-founded Life Re Corporation, which was established to purchase the General Reassurance Company from General Reinsurance Corporation in a leveraged buy-out. He served as president and chief operating officer of Life Re Corporation from 1988 to 1998.

Agostino Galvagni
Head of Globals & Large Risks, Client Markets Business Function

Mr Galvagni is an Italian citizen born in 1960. He graduated in business management from the Università Commerciale Luigi Bocconi in Milan and then joined Bavarian Re, Munich, as a trainee.

After undertaking various activities in the fields of underwriting and marketing as well as project work, he joined Swiss Re New Markets, New York in 1998, structuring and marketing insurance-linked and asset-backed securities. He returned to Bavarian Re in 1999 as Member of the Board of Management. In 2001, Mr Galvagni joined Swiss Re, Zurich, as Head of the Globals Business Unit and member of the Europe Division Executive Team. He was appointed to the Executive Board with effect from September 2005 to head the newly formed Globals & Large Risks unit within the Client Markets Business Function.

Brian Gray
Head of Property & Specialty, Products Business Function

Mr Gray is a Canadian citizen, born in 1962. He has a degree in economics from Wilfrid Laurier University and an MBA from the University of Toronto, and is a Fellow of the Insurance Institute of Canada.

He joined Swiss Re in 1985 and worked in a variety of underwriting and marketing roles in Toronto. In 1994, he moved to Zurich where he held positions in the former Asia-

Pacific/Africa Division, as well as corporate integrated risk management functions. In 1997, he returned to Canada where he assumed responsibility for Underwriting, Claims and Special Lines activities. He was appointed President and Chief Executive Officer of Swiss Re Canada in March 2001. He joined Swiss Re's Executive Board in September 2005 as Head of Property & Specialty within the Products Business Function.

Charlotte A. Gubler
Head of Communications & Human Resources

Ms Gubler is a Swiss citizen born in 1952. She holds a degree from the Graduate School of Business Administration in Zurich.

Ms Gubler joined Swiss Re in 1993 as Senior Credit Risk Manager in the company's Credit & Surety Department. Two years later, she was appointed to establish a global Credit Risk Management Function for the Swiss Re Group. In 2000, Ms Gubler became a member of the Executive Team of the Financial Services Business Group and Head of Credit Solutions, the division which encompasses the global credit risk underwriting business of the company. On 1 January 2005, Ms Gubler assumed her current position as a member of the Executive Board.

Benjamin Meuli
Chief Investment Officer and Head of Asset Management, Financial Services Business Function

Mr Meuli, a British citizen born in 1956, was educated at Oxford University where he graduated with an MSc in Economics in 1978.

Mr Meuli joined Swiss Re in April 2004, assuming his current position. After his graduation, he embarked on a 20-year career with JP Morgan, where he became a managing director, in charge of the European Debt Capital Markets and the European Financial Institutions Group. He also held the positions of chief executive of JP Morgan Life Assurance Ltd and chief operating officer of the global fixed income division. In 1998 he joined Morgan Stanley as managing director with primary responsibility for investment banking, fixed income, equities, real estate, and associated asset and liability management issues linked to large multinational insurance groups.

Martin Oesterreicher
Head of Casualty, Products Business Function

Mr Oesterreicher, a Swiss citizen born in 1954, started his career in the steel industry.

He joined Swiss Re in 1978 as a member of the Non-Proportional Property Treaty department. Since then, he has held various product/underwriting-related positions, as well as spending over 15 years in client management. He worked in Tokyo from 1983 to 1989 and, from 1989 to 1992, in Zurich where he was involved in marketing for the Japanese and South Korean non-life market before moving to the non-life marketing department for Germany, Central and Eastern Europe. In 1997, he was appointed head of this market department and, a year later, joined the Europe Division Executive Team as product manager for Property & Casualty. In 2001 he was also named Divisional Underwriting Officer for Europe Division. He joined the Executive Board in September 2005 as Head of Casualty in the Products Business Function.

Pierre L. Ozendo
Head of Americas Property & Casualty (from 1 January 2006), Head of Asia (until 31 December 2005), Client Markets Business Function

Mr Ozendo, a US and French citizen born in 1950, attended the University of San Francisco from 1968 to 1971, studied political science and earned a bachelor of arts degree.

Mr Ozendo joined the Swiss Re Group in 1995, taking on an assignment as chief executive officer of the subsidiary Union Re, with effect from 1 January 1996. Mr Ozendo was appointed to Swiss Re's Executive Board on 1 July 1996. He was named Head of the Group's Asia Division in 1998 following Union Re's integration into Swiss Re. With effect from 1 January 2006, he was appointed Head of Americas Property & Casualty within the Client Markets Business Function. Before joining Swiss Re, Mr Ozendo worked for General Reinsurance Corporation from 1975 to 1995. In 1986 he moved to Switzerland as general manager of General Reinsurance Corporation (Europe) in Zurich. He was appointed president and managing director of General Re Europe Limited in 1994. Mr Ozendo was previously employed as an underwriter by the New York Life Insurance Company in San Francisco.

Mr Ozendo serves as a vice chairman of the Evian Group.

Martyn Parker
Head of Life & Health, Products Business Function

Mr Parker is a British citizen, born in 1957 and is a Chartered Insurer.

Mr Parker was appointed to Swiss Re's Executive Board and became Head of Life & Health Products in September 2005. With over 30 years of life reinsurance experience he has held a number of senior international positions with Swiss Re, including Chief Executive Officer of the UK Life and Health company in 2001, as well as Member of the Swiss Re Life Executive Board, responsible for Africa, the Middle East, Israel and the Indian Sub-Continent. Before moving to London, he was Managing Director of Swiss Re Life & Health Africa Ltd., based in Cape Town, South Africa.

W. Weldon Wilson
Head of Americas Life & Health & Global Admin Re℠, Client Markets Business Function

Mr Wilson, a US citizen born in 1961, graduated from the Vanderbilt University School of Law in Nashville, Tennessee, in 1986 with a doctorate in jurisprudence. He also holds a BA in political science from the University of Alabama in Huntsville, Alabama.

Mr Wilson joined Swiss Re in 1998 as general counsel, secretary and director of Swiss Re Life & Health America Inc. and its subsidiaries. Previously, Mr Wilson was with Life Re from 1991 to 1998. Before his appointment to the Executive Board in 2003, Mr Wilson held the position of executive vice president and head of the business engineering services unit, where he was responsible for overseeing the firm's Admin Re℠ programme as well as other reinsurance solutions for life and health clients in North America. Before joining Life Re, Mr Wilson worked for two Texan law firms as an associate attorney.

Yury Zaytsev
Group Information Officer, Head of Information Technology

Mr Zaytsev, a US citizen born in 1949, studied engineering and computer technology at the Technical University of Lvov, Ukraine, graduating in 1971 with a master's degree in mechanical engineering.

Mr Zaytsev joined Swiss Re in 1992 as head of corporate information resources for US subsidiaries, based in New York. In 1995 he was seconded to head office in Zurich, where he was put in charge of Group Information and Technology and the Group's Data Centre. Mr Zaytsev was appointed to the Executive Board in 1999 as Group Information Officer. Prior to joining Swiss Re, Mr Zaytsev developed the IT systems for the 1980 Olympic Games in Moscow. He then emigrated to the US, where he first worked as an IT project manager for the retail group K-Mart in New Jersey. He then spent seven years working for the American International Group, New York, where he handled the firm's domestic and international IT applications.

4.3 Management contracts

Swiss Re has not entered into reportable management contracts with any third party.

5 Compensation, shareholdings and loans

5.1 Content and method of determining the compensation and shareholding programmes

Compensation of the Chairman of the Board of Directors, the Executive Vice Chairman, the CEO and other members of the Executive Board is set by the Board's Compensation and Appointments Committee. The Committee convenes three to four times a year and presents its proposals to the full Board for approval. The Committee's remit, *inter alia*, includes responsibility for the compensation principles and approving compensation plans.

Swiss Re has a "pay for performance" philosophy. The Executive Board is paid a base salary and variable bonus. The fixed salary consists of a cash payment, while the bonus can be either in cash or shares that are deferred for four years.

The members of the Board of Directors receive a compensation of CHF 250000 per annum. A minimum of 25% of the honorarium must be taken in Swiss Re shares with a four-year deferral period. The Chairman of the Board, the Executive Vice Chairman and the Chairman of the Audit Committee receive a higher compensation to reflect their greater responsibilities and engagements. The Chairman of the Board and the Executive Vice Chairman are, in addition, eligible for a variable payment based on the company's performance. The non-executive members are not eligible for any pension benefits or long-term incentive plans.

Swiss Re has stopped granting employee stock options on a regular basis. Instead a new long-term incentive (LTI) plan will be introduced in 2006 for certain senior executives. The plan will be based on a performance matrix of average return on equity and earnings per share compound growth over a three year period, thereby aligning the plan with shareholder interests. The LTI final payout can vary between 0% and 200% of the original grant number.

The Executive Board's performance assessment is based on annual objectives involving financial and qualitative elements. The bonuses distributed for a year's service are paid in April of the following year. All amounts disclosed relate to the performance year 2005 with some elements to be credited in April 2006.

5.2 Compensation for acting members of governing bodies

The disclosure follows the SWX Directive, which requires differentiation between the executive members of the Board of Directors and the Executive Board in total and the non-executive members of the Board of Directors in total. This applies to the tables shown on page 89–92.

21 executive members (1 Executive Vice Chairman and 20 Executive Board members)

CHF millions	2004	2005
Base salary and allowances	20.77	**24.93**
Variable pay	31.50	**29.18**
Cash bonus (included in variable pay)	9.33	**16.95**
Bonus shares (included in variable pay)	22.17	**12.23**
Subtotal	52.27	**54.11**
Actuarial funding of pension benefits	10.80	**13.56**
Total	63.07	**67.67**

10 non-executive members (Board of Directors)

CHF millions	2004	**2005**
Honorarium	1.92	**1.92**
Cash bonus	1.00	**1.00**
Deferred and non deferred shares	1.47	**2.08**
Total	4.39	**5.00**

The 2005 disclosure relates to 21 executive members as opposed to 18 members in 2004. The total shown includes all the remuneration components except for restricted shares and options, which are shown separately. Cash payments, allowances, variable pay, value of preferential rates on loans, other financial benefits, as well as the amount of actuarial funding needed for pensions, are included in this figure. Swiss Re does not have a separate pension plan for members of the governing bodies. Please note that the actuarial funding can vary substantially from year to year depending on age and years of service of the benefiting Executive Board members.

5.3 Compensation for former members of governing bodies

	CHF
4 executive members	671 502
1 non-executive member	83 845
Total	**755 347**

The payments made to former members of the Executive Board relate to periodic services on behalf of the firm or uplift on deferred shares.

5.4 Share allotment in the year under review

Share allocation (deferred shares)	2004	**2005**
21 executive members (as shown in 5.2)	338 079	**160 603**
10 non-executive members (as shown in 5.2)	22 415	**26 252**[1]
Total	360 494	**186 855**

[1] Of which 4 158 shares were not deferred

All shares awarded to the Executive Board are subject to a four-year deferral period. The bonus plan stipulates that Executive Board members must decide on the final split between cash and shares by April. For the purpose of this disclosure, we have assumed a take-up rate of 50%, which is in line with experience from previous years. On the basis of the closing price for the financial year 2005, such shares would have a discounted taxable value of CHF 76.20.

Members of the Board of Directors receive an honorarium, a mandatory 25% of which is in the form of shares; the remainder may be taken either in the form of cash or shares with a four-year deferral period. On the basis of the closing price for the financial year 2005, deferred shares would have a discounted taxable value of CHF 76.20, while shares without a deferral period would have a value of CHF 96.20.

5.5 Share ownership

	Number of shares held on 31 December 2005
21 executive members (as defined in 5.2)	1 119 501
10 non-executive members (as defined in 5.2)	165 912
Total	**1 285 413**

In addition to those shares held by the person in question on the reporting date, shareholdings consist of any shares held by such person's spouse, minors, and of directly controlled companies.

5.6 Options and related instruments

Options

Executive members

Grant year	Exercise price (CHF) 60	70	74	86	93	128	144	152	162	182
1996 (1)	4000									
1997 (3)			22000							
1998 (14)								75300		
1999 (17)									135700	
2000 (17)						207200				
2001 (15)										453300
2002 (19)							385000			
2003 (20)		536000								
2004 (17)					448500					
2005 (15)				466500						

In brackets: number of participating members

Non-executive members

Grant year	Exercise price (CHF) 67	83	144
2002 (1)			40000
2003 (1)	40000		
2005 (1)		20000	

In brackets: number of participating members

All options have a four year vesting period, during which there is a risk of forfeiture, and an exercise period of six years. The exchange ratio is 1:1, ie each option entitles the beneficiary to purchase one share at an unadjustable strike price.

Restricted shares

In 2004 and 2005, the beneficiaries of the long-term incentive award programme received, as an alternative to the stock options, the right to opt for restricted shares. The applicable ratio was four to one, ie four stock options equalled one restricted share. The restricted shares vest after four years. During the vesting period, there is a risk of forfeiture.

Overview of the restricted shares held

Executive members

Grant year	Share price in CHF as of date of grant 93	83
2004 (6)	16125	
2005 (10)		49625

In brackets: number of participating members

Non-executive members

Grant year	Share price in CHF as of date of grant 93	83
2004 (1)	10000	
2005 (1)		5000

In brackets: number of participating members

5.7 Additional fees and remuneration

Under the SWX Directive, Swiss Re is required to disclose the sum of the honorariums (eg consultancy fees) and other remunerations billed to Swiss Re or any of its Group companies by a member of a governing body, or parties closely linked to such persons for additional services performed during the year under review, in the case of sums exceeding half of the ordinary remuneration of the member in question. No such additional payments were made.

5.8 Loans to members of governing bodies

	CHF millions
Mortgages and loans to 11 executive members	20.5
Mortgages and loans to non-executive members	none

All credit is secured against real estate or pledged shares. The terms and conditions of loans and mortgages are the same as those available to all Swiss Re employees in the respective locations. Fixed-rate mortgages have a maturity of five years and interest rates that correspond to the five year Swiss franc swap rate plus a margin of 10 basis points. Adjustable-rate mortgages have no agreed maturity dates. The basic preferential interest rates equal the corresponding interest rates applied by the Zurich Cantonal Bank minus one percentage point. To the extent that fixed or adjustable interest rates are preferential, such values have been factored into the compensation sums given to the governing body members under 5.2 Compensation for acting members of governing bodies, on page 89.

5.9 Highest total compensation

The compensation of the highest paid member of the Board of Directors (Peter Forstmoser) during the reporting year can be broken down as follows:

	Number of shares	CHF millions
Compensation (as defined in 5.2)		1.7
Number of shares (as defined in 5.4)	4 158	
Number of restricted shares (as defined in 5.4)	5 198	

The shares awarded have a discounted taxable value of CHF 76.20 if subject to a four year deferral period, and CHF 96.20 if not deferred.

6 Shareholders' participation rights

6.1 Voting right restrictions and representation

Voting right restrictions, statutory group clauses, exception rules
There are no voting right restrictions, no statutory group clauses and hence no rules on making exceptions.

Reasons for making exceptions in the year under review
No exceptions were made.

Procedure and conditions for cancelling statutory voting right restrictions
As there are no voting right restrictions, there is neither a procedure nor a condition for their cancellation.

Statutory rules on participating in the General Meeting of shareholders if differing from legal provisions
In line with the legal provisions, any shareholder with a voting right may have his/her shares represented at any General Meeting by another person authorised in writing or by corporate bodies, independent proxies or proxies for deposited shares. Such representatives need not be shareholders.

6.2 Statutory quorums

The Articles of Association do not provide for any statutory quorums. Any General Meeting of shareholders passes resolutions by an absolute majority of the votes validly cast, subject to the compulsory exceptions provided by law.

6.3 Convocation of the General Meeting of shareholders

The statutory rules on the convocation of the General Meeting of shareholders correspond with the legal provisions. Accordingly, the General Meeting of shareholders is summoned at least 20 days before the date of the meeting by notice published in the Swiss Official Gazette of Commerce.

6.4 Agenda

The Board of Directors announces the agenda. Shareholders with voting powers whose combined holdings represent shares with a nominal value of at least CHF 100 000 may, up to 45 days before the date of the meeting, demand that matters be included in the agenda. Such demands must be in writing and must specify the items and the proposals to be submitted.

6.5 Registrations in the share register

There is no statutory rule on the deadline for registering shareholders in connection with the attendance of the General Meeting. In recent years, Swiss Re has acknowledged voting rights of shares which were registered at least two working days before the General Meeting. In 2005, the qualifying date was 5 May, while the Annual General Meeting was held on 9 May 2005.

7 Changes of control and defence measures

7.1 Duty to make an offer

Swiss Re has not taken any defence measures against take-over attempts. The governing bodies believe that the best protection is a fair valuation of the shares. They believe in the efficiency of a free market rather than relying on defence measures that normally have a long-term negative effect on the share price development. Therefore, there are no statutory rules on "opting up" or "opting out". Should a shareholder reach the threshold of 33⅓% of all voting rights, then, pursuant to the Stock Exchange Act, he/she would be required to submit a general take-over offer. ("Opting up" is a statutory rule based on which the triggering threshold would be lifted to a higher percentage, while "opting out" is a statutory rule waiving the legal duty to submit an offer.)

7.2 Clauses on change of control

Unvested bonus shares, share options, and certain other employee benefit programmes would vest upon a change of control. Rights of members of the governing bodies are identical to those of employees generally.

8 Auditors

8.1 Duration of the mandate and term of office of the head auditors

PricewaterhouseCoopers AG, then known as Revisuisse Price Waterhouse AG, were elected as Swiss Re's auditors at the Annual General Meeting of 25 November 1991 and, since then, have been re-elected annually.

Mr David Law and Mr Ray J. Kunz took up office as head auditors responsible for the existing auditing mandate as of 1 January 2004 and 1 July 2001, respectively.

8.2 Auditing honorarium

The following summarises fees for professional services for the year ended 31 December 2005.

Audit fees

PricewaterhouseCoopers	CHF	25.3 million

Audit-related fees

PricewaterhouseCoopers	CHF	1.7 million

Audit-related fees comprise, among other things, amounts for due diligences, comfort letters, accounting advice, information systems reviews and reviews on internal controls.

8.3 Additional honorarium

In addition to the fees described above, aggregate fees of CHF 7.8 million were billed by PricewaterhouseCoopers during the year ended 31 December 2005, primarily for the following:

Income tax compliance and related tax services	CHF	0.8 million
Other fees	CHF	7.0 million

Other fees includes advisory work related to a range of projects. In 2005, these included the restructuring of certain reinsurance entities, including the Mercantile & General Solvent scheme of arrangement in the UK, and review of selected reporting processes.

8.4 Supervisory and control instruments vis-à-vis the external auditor

The Board of Directors has established the Audit Committee, which holds at least four meetings a year and to which the two head auditors are regularly invited as advisory guests. The Audit Committee evaluates the external auditor annually and, having considered alternatives, recommends one firm to the Board for election at the following Annual General Meeting of shareholders. The Audit Committee cooperates closely with the elected external auditor. In particular, it consults the auditor in respect of significant risks, contingencies or other obligations of the company; it reviews and approves the planned audit services and discusses the audits with the auditor; it approves in advance non-audit services expected to be provided by the auditor and reviews and approves other non-audit services that have been pre-approved by the Chairman of the Audit Committee between Audit Committee meetings; it reviews major changes to the company's accounting principles and practice brought to its attention by the auditor; together with the auditor, it reviews the adequacy and efficacy of the financial reporting process, the system of internal controls and quality control procedures, as well as any other significant findings and recommendations; according to its charter, it would periodically meet with the auditor to review any significant disagreement between management and the auditor, if and when such disagreements arise; it discusses with the auditor the results of the annual audit, and in particular the auditor's report on the financial statements, necessary changes in the audit plan, critical accounting policies and alternative accounting treatments that have been discussed with management. The Audit Committee's discussions include considering the possible consequences of using such alternatives. It also discusses other material written communications with management, such as management letters or schedules of unadjusted differences; the auditor is requested, at least once a year, to supply a formal written statement delineating all relationships with the company that might affect auditor independence; it actively engages in a dialogue with the auditor in respect of any disclosed relationships or services that might impact the auditor's objectivity and independence, and recommends to the Board of Directors appropriate action in response to the aforementioned statement; it obtains from the auditor and reviews, at least annually, a report describing the auditor's own quality control procedures, and any material issues raised by the most recent internal reviews, or inquiries or investigations by governmental or professional authorities within the preceding five years, and any steps taken to deal with any such issues; and it reviews the audit fees and the fees paid to the auditor in respect of non-audit services.

9 Information policy

One of the guiding principles in Swiss Re's Corporate Philosophy is "clear and open communication". As a result, the Group's information policy goes beyond legal requirements, aiming to meet best practice standards.

Swiss Re maintains a close relationship with the financial community and the broader public by using all available communication channels. The company's website includes full details of its corporate disclosure. Swiss Re is strongly committed to treating all investors equally. Meetings dealing with important corporate information are held with institutional investors and analysts; they can also be followed by private shareholders via telephone conference or on the Internet.

Swiss Re prevents selective disclosure by observing ad-hoc publicity rules, and a policy of restrictions for the so-called "close period" during which financial information is finalised. The close period commences on a given date preceding the official publication of the financial information and lasts until such publication has been made. No meetings are held with analysts or investors during this close period. In addition, members of the governing bodies, their secretariats and employees preparing or communicating material non-public financial information are subject to close period communication and trading prohibitions.

Swiss Re reports semi-annually on its financial performance and on an ad-hoc basis to announce important corporate news. Furthermore, Swiss Re organises events with investors and analysts where specific topics are discussed.

In addition to these events, Swiss Re holds frequent meetings with institutional investors and participates in investors' conferences organised by investment banks. Presentations which are used to present Swiss Re at such conferences are made available to the public on the company's website.

In 2005 the SWX Swiss Exchange adjusted requirements regarding the dissemination of corporate news. In addition to minimum requirements, Swiss Re makes available all news releases as well as periodical newsletters on insurance industry developments and publications.

In addition to analysts' meetings on regular corporate disclosure Swiss Re held two Investors' days – one in New York and one in Zurich – in 2005. Furthermore, the announcement of the acquisition of GE Insurance Solutions on 18 November 2005 was accompanied by several activities. On the day of the announcement presentations to the media and to investors were held in Zurich and in the subsequent two weeks Swiss Re visited investors in Europe and North America in order to explain the rationale of the transaction and to answer questions.

The Investor Relations unit at Swiss Re is responsible for managing all contacts with investors and analysts. For contact information, please see the back cover of the Business Report 2005.

Corporate news in 2005 and method of dissemination

Date	News	Method of dissemination
21 January	Completion of USD 245 million securitisation of in-force life insurance policies	News release
14 February	Reporting of 2005 non-life renewals	News release and telephone conference
17 March	Annual reporting 2004	News release, press conference and analysts' meeting in Zurich (including telephone conference and webcast)
27 April	Reporting of life and health embedded value 2004	News release and telephone conference
9 May	141st Annual General Meeting	Meeting in Zurich and news release
2 June	Structure and responsibilities adapted to fit strategic objectives	News release
15 June	Update of internal risk model including capital adequacy and property and casualty business	News release and Investors' day in New York (including telephone conference and webcast)
25 August	Appointment of Jacques Aigrain, Chief Executive Officer, effective 1 January 2006	News release
25 August	Interim Reporting 2005	News release, press conference and analysts' meeting in Zurich (including telephone conference and webcast)
August to November	Claims estimates for US hurricanes (Katrina, Rita and Wilma)	News releases
4 November	Insight into the Group's activities in Asia, natural catastrophe perils and upcoming renewals	Investors' presentations in Zurich (including telephone conference and webcast)
18 November	Announcement of planned acquisition of GE Insurance Solutions for USD 6.8 billion	News release, press conference and analysts' meeting in Zurich (including telephone conferences and webcast)
8 December	Placement of CHF 1 billion mandatory convertible securities	News release
28 December	Completion of second securitisation of in-force policies of USD 370 million	News release

Swiss Re shares

Swiss Re provides the financial community with corporate disclosure, allowing the most efficient pricing of its securities. Swiss Re's share price rose by 18.6% in 2005.

Swiss Re share price performance
Global equity markets had a good year in 2005. Swiss Re's main benchmark indices – the Swiss Market Index (SMI) and the Dow Jones Europe STOXX Insurance Index (STOXX Ins. Index) – rose by 33.2% and 30.5% respectively. In the same period, Swiss Re's share price rose by 18.6%, reaching a high for the year of CHF 103.40 on 5 December after a low of CHF 75.10 on 12 May. The share price recovered by 28.1% from its low point at the end of 2005. The year end price per share of CHF 96.20 represented a market capitalisation of CHF 29 862 million.

- First quarter: Swiss Re's shares performed in line with its benchmark indices, exceeding the SMI by 0.9% and trailing the STOXX Ins. Index by 0.7%. The quarter also saw the publication of Swiss Re's non-life January 2005 renewals and the announcement of its 2004 annual results.
- Second quarter: Swiss Re's shares declined 6.1%, underperforming the SMI and the STOXX Ins. Index by 12.9% and 8.4% respectively. The Group announced its embedded value results for 2004, along with its organisational realignment, and held its Investors' day in New York.
- Third quarter: Swiss Re shares rose 7.9%, almost in line with the rise in the STOXX Ins. Index (8.0%), but 2.6% lower than the SMI. The quarter saw a terrorist attack in London, floods in Switzerland, Austria and Germany and, more prominently, Hurricane Katrina.
- Fourth quarter: Swiss Re shares rose 13.2% against 14.4% for the STOXX Ins. Index and 9.9% for the SMI. Swiss Re held its second Investors' day and announced the acquisition of GE Insurance Solutions.

In the United States, Swiss Re's American Depositary Receipts (ADR) rose by 2.0% year-on-year, reflecting the strong appreciation of the US dollar against the Swiss franc.

Monthly high, low and close of Swiss Re share in 2005


105 Share price in CHF
100
95
90
85
80
75
January
February
March
April
May
June
July
August
September
October
November
December
Monthly high/low
Monthly close

Swiss Re share trading

Swiss Re's shares are listed on the main board of the SWX Swiss Exchange (SWX) and traded on virt-x (an exchange for pan-European blue chip shares) in its EU regulated segment under the symbol "RUKN". The average daily traded share volume for 2005 was 1.5 million shares on-exchange and 0.5 million shares off-exchange. The highest volume traded in 2005 was on 8 December, when Swiss Re placed CHF 1 billion in mandatory convertible securities: 15.6 million shares changed ownership, 9.6 million of which were off-exchange. On 18 November 2005, the day of the announcement of the acquisition of GE Insurance Solutions, Swiss Re's shares were suspended from trading on virt-x from 9:00 am to 12:55 pm CET at the request of Swiss Re. During the rest of the day, 9.4 million shares were traded, including 1.6 million off-exchange.

On 1 February 1996, Swiss Re launched an American Depository Receipts (ADR) level 1 programme in cooperation with Morgan Guaranty Trust Company of New York.

Shareholder base

Swiss Re's shareholder base is highly diversified, both geographically and in the ratio of private to institutional investors. On 31 December 2005, Swiss Re had 48 811 registered private shareholders, representing 21% of the shares registered; 90% of these hold fewer than 2 000 shares. The vast majority of Swiss Re's private shareholders are domiciled in Switzerland.

Institutional shareholders, including nominee accounts, represent roughly two-thirds of Swiss Re's share capital. These shareholders are geographically diverse: 33% are based in Switzerland, 32% in Europe (excluding Switzerland), 32% in North America and 3% throughout the

Shareholder structure

As of 31 December 2005		Holdings	in %	Free float in %
Institutional investors	Switzerland	59 767 521	31.76	18.56
	Europe (excluding Switzerland)	54 232 999	28.82	16.84
	North America	67 811 570	36.03	21.05
	Rest of the world	6 381 847	3.39	1.98
	Total	**188 193 937**	**100.00**	**58.43**
Additional shares held in nominee form	(within Share Register)	33 811 457		10.50
Private shareholders registered	(total)	64 651 064		20.07
Unassigned shares	(including retail investors and trading positions)	23 757 482		7.38
Shares reserved		11 678 802		3.63
Grand total		**322 092 742**		**100.00**

Identification numbers	Share	ADR level 1[1]
Swiss Security Number (Valorennummer)	1233237	–
ISIN (International Securities Identification Number)	CH0012332372	US8708872051

Ticker symbols	Bloomberg	Telekurs	Reuters
Share	RUKN VX	RUKN	RUKN.VX
ADR level 1	SWCEY US	SWCEY	SWCEY.US

[1] Swiss Re's ADR are not listed but traded over-the-counter; one ADR corresponds to one Swiss Re share.

Swiss Re's weighting in indices as of 31 January 2006

Swiss/blue chip indices	Index weight (in %)
SMI	3.24
SPI	2.9
FTSE Eurotop 100	0.46

Insurance indices	
DJ Europe STOXX Insurance	4.73
Bloomberg Europe 500 Insurance	4.86
FTSE E300 Insurance	8.59
Thomson Reinsurance Index world	9.84

Sustainability indices	
DJSI World	0.26
DJSI STOXX	0.54
FTSE4Good Global	0.18
FTSE4Good Europe 50	0.43

rest of the world. The top ten institutional shareholders hold 27% of Swiss Re's shares, down two percentage points from the previous year; the top 100 hold 52% of total outstanding shares.

Socially responsible investors, whose portfolios expressly reflect social, environmental and corporate governance criteria, hold approximately 2% of Swiss Re's shares.

Index representation
As well as its relevant industry indices, Swiss Re is a member of various global, European and Swiss indices – including SMI, Financial Times Stock Exchange (FTSE) Eurotop 100 and S&P GLOBAL 100. The composition of these indices is usually based on free-float market capitalisation; this favours Swiss Re, as it has a 100% free float in relation to its shares entitled to dividend. Swiss Re is also a member of various sustainability indices, including the Dow Jones Sustainability and FTSE4Good index families.

Dividend policy and payment
Dividend growth reflects earnings growth: Swiss Re's dividend policy is to maintain a payout ratio of 25% to 35% of annual net income. Dividends are typically paid out of current earnings.

Swiss Re pays its dividend annually, three working days after the Annual General Meeting; as of that day, the share price is ex-dividend.

Share custody
Swiss Re offers its shareholders the opportunity to deposit shares in their own names with the Share Register in Zurich. Share custody is free of charge. The application form can be downloaded from Swiss Re's homepage.

Investor Relations homepage
More information on Swiss Re's shares is available at www.swissre.com/investorrelations.

Key share statistics 1999–2006[1]

	1999	2000	2001	2002	2003	2004	2005	2006[5]
Shares outstanding[2]	294619020	293166020	321868120	322057870	322057870	322066174	322092742	322128763
of which reserved for corporate purposes	8462800	8293560	7942280	7942280	7942280	7942280	7942280	7942280
of which reserved to underlie convertible bond			3736522	3736522	3736522	3736522	3736522	3736522
Shares entitled to dividend	286156220	284872460	310189318	310379068	310379068	310387372	310413940	310449961

CHF unless otherwise stated	1999	2000	2001	2002	2003	2004	2005	2006[5]
Dividend paid per share	2.40	2.50	2.50	2.50	1.00	1.10	1.60	2.50[6]
Dividend yield[3] (in %)	1.5	1.3	1.5	2.8	1.2	1.4	1.7	
Earnings per share[4]	8.55	10.39	–0.57	–0.29	5.48	8.00	4.68	
Equity per share[4]	86.80	80.05	72.85	53.76	59.64	61.78	73.87	
Price per share, year-end	163.55	194.25	167.00	90.70	83.50	81.10	96.20	94.60
Price per share, year high	192.40	196.25	200.15	171.25	108.00	97.05	103.40	98.20
Price per share, year low	136.00	127.55	114.00	70.10	49.60	66.35	75.10	93.00
Daily trading volume (CHF m)	129	133	167	166	115	104	126	142
Market capitalisation[4] (CHF m)	46801	55336	51802	28151	25917	25172	29862	29369
ADR price at year-end (USD)	101.50	119.75	101.00	65.50	67.40	71.80	73.25	71.60

[1] The 1999–2000 figures have been adjusted by the 20-for-1 share split in 2001
[2] Nominal value of CHF 0.10 per share
[3] Dividend divided by year-end share price of corresponding year
[4] Based on shares entitled to dividend
[5] All data as of 24 February 2006
[6] Subject to approval at the Annual General Meeting on 21 April 2006

Glossary

Accident insurance

Insurance of individuals or groups against economic risks in the event of death or temporary or permanent disability by accident. A branch of non-life insurance.

Accumulation risk

The risk that arises when a large number of individual risks are correlated such that a single event will affect many or all of these risks.

Acquisition costs

That portion of an insurance premium which represents the cost of obtaining the insurance business: it includes the intermediaries' commission, the company's sales expense, and other related expenses.

Admin Re^{SM}

Acceptance of a closed block of in-force life and health insurance business either through acquisition or reinsurance, typically assuming the responsibility to administer the underlying policies. Admin Re^{SM} can also extend to the acquisition of an entire life insurance company.

Asset-backed securities

A security backed by notes or receivables against assets such as auto loans, credit cards, royalties, student loans and insurance.

Asset-liability management (ALM)

Management of a business in a way that coordinates decisions on assets and liabilities. Specifically, the ongoing process of formulating, implementing, monitoring and revising strategies related to assets and liabilities in an attempt to achieve financial objectives for a given set of risk tolerances and constraints.

Aviation insurance

Insurance of accident and liability risks, as well as hull damage, connected with the operation of aircraft.

Business interruption

Insurance covering the loss of earnings resulting from, and occurring after, destruction of property; also known as "loss of profits" or "business income protection insurance".

Capacity

Maximum amount of risk that can be accepted in insurance. One factor in determining capacity is government regulations that define minimum solvency requirements. Capacity also refers to the amount of insurance coverage allocated to a particular policyholder or in the marketplace in general.

Casualty insurance

Branch of insurance – mainly comprising accident and liability business – which is separate from property, engineering and life insurance. In the US this term is used for non-life insurance other than fire, marine and surety business.

Catastrophe bonds (cat bonds)

Risk-based securities that allow (re)insurance companies to transfer peak insurance risks, including natural catastrophes, to institutional investors in the form of bonds. Cat bonds help to spread peak exposures (see insurance-linked securities).

Cession
Insurance that is reinsured: the passing of the insurer's risks to the reinsurer against payment of a premium. The insurer is referred to as the ceding company or cedent.

Claim
Demand by an insured for indemnity under an insurance contract.

Claims handling
The work in connection with the investigation, settlement and payment of claims from the time of their occurrence until settlement.

Claims incurred and claim adjustment expenses
All claims payments plus the adjustment in the outstanding claims provision of a business year and claim adjustment expenses.

Claims ratio
Sum of claims paid, change in the provisions for unpaid claims and claim adjustment expenses in relation to premiums earned.

Coinsurance
Arrangement by which a number of insurers and/or reinsurers share a risk.

Combined ratio
The combination of the non-life claims ratio and the expense ratio.

Commission
Remuneration paid by the insurer to its agents, brokers or intermediaries, or by the reinsurer to the insurer, for costs in connection with the acquisition and administration of insurance business.

Commutation
Transaction in which policyholders or insurers surrender all rights and are relieved from all obligations under an insurance or reinsurance contract in exchange for a single current payment.

Cover
Insurance and reinsurance protection based on a contractual agreement.

Credit insurance
Insurance against financial losses sustained through the failure, for commercial reasons, of policyholders' clients to pay for goods or services supplied to them.

Directors' and officers' liability insurance
Liability insurance for directors and officers of an entity, providing cover for their personal legal liability towards shareholders, creditors, employees and others arising from wrongful acts such as errors and omissions.

Disability insurance
Insurance against the incapacity to exercise a profession as a result of sickness or other infirmity.

Diversification

Risk reduction technique that limits the risk of accumulation by spreading an organisation's risks across different geographical locations, as well as across different lines of business in order to increase the number of mutually independent risks.

Embedded value

Actuarially determined estimate of the economic value of the in-force life and health insurance operations of an insurance company (excluding any value attributable to future new business). Embedded value earnings, defined as the change in the embedded value over the year (after adjustment for any capital movements such as dividends and capital injections), provide a measure of the performance of the life and health insurance operations of an insurance company.

Employers' liability insurance

Insurance taken out by employers covering employees against injuries arising out of their employment.

Engineering insurance

Insurance covering the construction and erection of objects, and the insurance of machinery in operating plants.

Equalisation reserves

Reserves prescribed by local regulatory authorities for future claim fluctuations and for large and catastrophic losses which are established and included in the unpaid claims and claim adjustment expenses liabilities.

European Medium Term Note (EMTN)

A vehicle for raising funds by borrowing from the capital markets or from private investors. The EMTN programme itself is effectively a platform, under a standard documentation framework, from which to launch such issues on an ongoing basis.

Expense ratio

Sum of acquisition costs and other operating costs and expenses in relation to premiums earned.

Facultative reinsurance

Reinsurance of the insurer's risks on an individual basis. The reinsurance company looks at each individual risk and determines whether to accept or decline coverage.

Financial reinsurance

Reinsurance that combines risk transfer with elements of risk finance.

Fire insurance

Insurance against fire, lightning or explosion; it can also include insurance against windstorm, earthquake, flood and other natural hazards or political risks.

Funded cover

A reinsurance contract under which the ceding company pays high premiums to build a fund from which to pay expected losses. The premium less the reinsurance charge is paid out to the ceding company in the future as loss payments, returned premiums, or contingent commissions.

Guaranteed Minimum Death Benefit (GMDB)
A feature of variable annuity business. The benefit is a predetermined minimum amount that the beneficiary will receive upon death.

Health insurance
A generic term applying to all types of insurance indemnifying or reimbursing for losses caused by bodily injury or sickness or for expenses of medical treatment necessitated by sickness or accidental bodily injury.

IBNR (provision)
Provision for claims Incurred But Not Reported by the balance sheet date. In other words, it is anticipated that an event will affect a number of policies, although no claims have been made so far, and is therefore likely to result in liability for the insurer.

Impairment charge
Adjustment in the accounting value of an asset.

Insurance-linked securities (ILS)
In risk securitisation, bonds issued by an insurance or reinsurance company or corporation and purchased by institutional investors. The underlying risk of the bond is a peak or volume insurance risk, and the payment of interest and/or principal depends on the occurrence or severity of an insurance event.

Layer
Section of cover in a non-proportional reinsurance programme in which total coverage is divided into a number of consecutive layers starting at the retention or attachment point of the ceding company up to the maximum limit of indemnity. Individual layers may be placed with different (re)insurers.

Liability insurance
Insurance for damages that a policyholder is obliged to pay because of bodily injury or property damage caused to another person or entity based on negligence, strict liability or contractual liability.

Life insurance
Life insurance, sometimes referred to as life assurance, provides for a payment of a sum of money upon the death of the insured. In addition, life insurance can be used as a means of investment or saving.

Marine insurance
Line of insurance which includes coverage for property in transit (cargo), means of transportation (except aircraft and motor vehicles), offshore installations and valuables, as well as liabilities associated with marine risks and professions.

Mandatory convertible bond
A type of convertible bond that has a required conversion or redemption feature. Either on or before a contractual conversion date, the holder must convert the mandatory convertible into the underlying stock.

Motor insurance	Line of insurance which offers coverage for property, accident and liability losses involving motor vehicles.
Net reinsurance assets	Receivables related to deposit accounting contracts (contracts which do not meet risk transfer requirements) less payables related to deposit contracts.
Non-life insurance	All classes of insurance business with the exception of life insurance.
Non-proportional reinsurance	Form of reinsurance in which coverage is not in direct proportion to the original insurer's loss; instead the reinsurer is liable for a specified amount which exceeds the insurer's retention; also known as "excess of loss reinsurance".
Nuclear energy insurance	Property and liability insurance for atomic reactors, power stations or any other plant related to the production of atomic energy or its incidental processes.
Operating revenues	Premiums earned plus net investment income plus other revenues.
Operational risk	The risk arising from failure of systems, internal procedures and controls leading to financial loss.
Premium	The payment, or one of the periodical payments, a policyholder agrees to make for an insurance policy.
Premiums earned	Premiums an insurance company has recorded as revenues during a specific accounting period.
Premiums written	Premiums for all policies sold during a specific accounting period.
Product liability insurance	Insurance of the liability of the manufacturer or supplier of goods for damage caused by their products.
Professional indemnity insurance	Liability insurance cover which protects professional specialists such as physicians, architects, engineers, lawyers, accountants and others against third-party claims arising from activities in their professional field; policies and conditions vary according to profession.
Property insurance	Collective term for fire and business interruption insurance as well as burglary, fidelity guarantee and allied lines.

Proportional reinsurance — Form of reinsurance in which the premiums and claims of the insurer are shared proportionally by the insurer and reinsurer.

Present Value of Future Profits (PVFP) — Intangible asset primarily arising from the purchase of life and health insurance companies or portfolios.

Quota-share reinsurance — Form of proportional reinsurance in which a defined percentage of all risks held by the insurer in a specific line is reinsured.

Reinsurance — Insurance for insurance companies which spreads the risk of the direct insurer. Includes various forms such as facultative, financial, non-proportional, proportional, quota-share, surplus and treaty reinsurance.

Reserves — Amount required to be carried as a liability in the financial statements of an insurer or reinsurer to provide for future commitments under outstanding policies and contracts.

Retention — Amount of risk which the policyholder or insurer does not insure or reinsure but keeps for its own account.

Retrocession — Amount of the risk accepted by the reinsurer which is then passed on to other reinsurance companies.

Return on equity — Net income as a percentage of time-weighted shareholders' equity.

Return on investments — Investment result as a percentage of average invested assets. Invested assets include investments, funds held by ceding companies, net cash equivalents and net reinsurance assets. Average invested assets are calculated as opening balance plus one half of the net asset turnover.

Return on operating revenues — The life & health operating result (operating income excluding non-participating realised gains and losses) as a percentage of operating revenue (premiums earned, net investment income and participating realised gains and losses) plus other revenues.

Return on total revenues — The financial services operating result (operating revenues less the sum of acquisition costs, claims and claim adjustment expenses and operating costs) as a percentage of operating revenues (premiums earned and net investment income plus trading revenues and fees and commissions).

Risk — Indicates a condition in which there is a possibility of loss; also used by insurance practitioners to indicate the property insured or the peril insured against.

Risk management

Management tool for the comprehensive identification and assessment of risks based on knowledge and experience in the fields of natural sciences, technology, economics and statistics.

Securitisation

The process of aggregating similar instruments, such as credit portfolios or insurance risks, and marketing them to investors as a negotiable security.

Solvency II

A prudential regulatory framework launched by the European Commission designed to align insurers' solvency requirements more closely with the risks actually assumed.

Stop-loss reinsurance

A form of reinsurance that protects the ceding insurer against an aggregate amount of claims over a period, in excess of either a stated amount or a specified percentage of estimated benefit costs. An example of this type of cover is Employer Stop Loss (ESL) which is used by US companies to cap losses on self-funded group health benefit programmes. The stop-loss can apply to specific conditions or aggregate losses.

Surety insurance

Sureties and guarantees issued to third parties for the fulfilment of contractual liabilities.

Surplus reinsurance

Form of proportional reinsurance in which risks are reinsured above a specified amount.

Treaty reinsurance

Participation of the reinsurer in certain sections of the insurer's business as agreed by treaty, as opposed to single risks.

Underwriting result

Premiums earned less the sum of claims paid, change in the provision for unpaid claims and claim adjustment expenses and expenses (acquisition costs and other operating costs and expenses).

Value at Risk (VaR)

Maximum possible loss in market value of an asset portfolio within a given time span and at a given confidence level.

Some of the terms included in the glossary are explained in more detail in note 1 "Organisation and summary of significant accounting policies" in the Financial Statements.

Swiss Re uses some of the term definitions provided by the glossary of the International Association of Insurance Supervisors (IAIS). For additional insurance terms, please refer to Swiss Re's online glossary of technical terms at www.swissre.com

Cautionary note on forward-looking statements

Certain statements and illustrations contained herein are forward-looking. These statements and illustrations provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to a historical fact or current fact. Forward-looking statements typically are identified by words or phrases such as "anticipate", "assume", "believe", "continue", "estimate", "expect", "foresee", "intend", "may increase" and "may fluctuate" and similar expressions or by future or conditional verbs such as "will", "should", "would" and "could". These forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause Swiss Re's actual results, performance, achievements or prospects to be materially different from any future results, performance, achievements or prospects expressed or implied by such statements. Such factors include, among others:

- the impact of future investments, acquisitions or dispositions, and any delays, unexpected costs or other issues experienced in connection with any such transaction, including the ability to efficiently and effectively integrate the GE Insurance Solutions operations into our own;
- cyclicality of the reinsurance industry;
- changes in general economic conditions, particularly in our core markets;
- uncertainties in estimating reserves;
- the performance of financial markets;
- expected changes in our investment results as a result of the changed composition of our investment assets or changes in our investment policy;
- the frequency, severity and development of insured claim events;
- acts of terrorism and acts of war;
- mortality and morbidity experience;
- policy renewal and lapse rates;
- changes in rating agency policies or practices;
- the lowering or withdrawal of one or more of the financial strength or credit ratings of one or more of our subsidiaries;
- changes in levels of interest rates;
- political risks in the countries in which we operate or in which we insure risks;
- extraordinary events affecting our clients, such as bankruptcies and liquidations;
- risks associated with implementing our business strategies;
- changes in currency exchange rates;
- changes in laws and regulations, including changes in accounting standards and taxation requirements; and
- changes in competitive pressures.

These factors are not exhaustive. We operate in a continually changing environment and new risks emerge continually. Readers are cautioned not to place undue reliance on forward-looking statements. We undertake no obligation to publicly revise or update any forward-looking statements, whether as a result of new information, future events or otherwise.

Information

Important dates
11 April 2006
Disclosure of embedded value 2005

21 April 2006
142nd Annual General Meeting

26 April 2006
Payment of dividend

4 August 2006
Interim results

Contact addresses
Investor Relations
Stefan Senn
Telephone +41 43 285 4444
Fax +41 43 285 5555
investor_relations@swissre.com

Public Relations/Media
Henner Alms
Telephone +41 43 285 7171
Fax +41 43 285 2023
media_relations@swissre.com

Share Register
Karl Haas
Telephone +41 43 285 3294
Fax +41 43 285 3480
share_register@swissre.com

Title:
Annual Report 2005
Business Report

Design:
Process AG, Zurich

Photographs:
Laif, REA, Christophe Ena (cover flap, cover)
Markus Bühler, Zurich (p 5–6)
Markus Bühler, Zurich and
Willy Spiller, Zurich (p 7)
Markus Stücklin, Pratteln (p 9)
Keystone, EPA, Peter Foley (p 17)
Nasa/Corbis (p 18)
Corbis, Jim Reed (p 18)
Urs Siegenthaler, Zurich (p 18)
Laif, OnAsia, Natalie Behring
(cover flap, inside cover, p 31–32)
Keystone, EPA, Adrian Bradshaw (p 33)
Getty Images, Chris Baker
(cover flap, inside cover, p 37–38)
Laif, Tim Wegner (p 39)
Laif, Gaby Gerster
(cover flap, inside cover, p 43–44)
Getty Images, Justin Sullivan (p 45)
Corbis, Michael S. Yamashita
(cover flap, inside cover, p 59–60)
Getty Images, Thayer Syme (p 61)

Printing:
NZZ Fretz AG, Schlieren

Original version in English

The Annual Report 2005 is also available
in German and French.

The web version of the Annual Report 2005
is available at:
www.swissre.com/annualreport

The Annual Report 2005 summary is available
in English, German and French.

Order no: 1490793_06_en

CCHCC, 3/06, 14000 en

Swiss Reinsurance Company
Mythenquai 50/60
P.O. Box
8022 Zurich
Switzerland

Telephone +41 43 285 2121
Fax +41 43 285 2999
www.swissre.com

Annual Report 2005
Summary

Key information

Premiums earned


30000 CHF millions
20000
10000
0
1996 20% 80%
1997 32% 68%
1998 31% 69%
1999 39% 61%
2000 10% 38% 52%
2001 10% 35% 55%
2002 9% 39% 52%
2003 10% 33% 57%
2004[1] 3% 35% 62%
2005[1] 3% 38% 59%
Property & Casualty
Life & Health
Financial Services

[1] Risk Solutions business sector, formerly part of Financial Services, is incorporated into Property & Casualty for the years 2004 and 2005.

Net income/loss


3000 CHF millions
2000
1000
0
1996 1459
1997 1777
1998 2161
1999 2446
2000 2966
2001 −165
2002 −91
2003 1702
2004 2475
2005 1451

Return on equity


15 in %
10
5
0
1996 13.8
1997 11.8[1]
1998 11.3[1]
1999 10.9
2000 11.9
2001 −0.7
2002 −0.5
2003 10.2
2004 13.6
2005 6.7

[1] Net income divided by average of shareholders' equity (1996 estimated)

Shareholders' equity


30000 CHF millions
20000
10000
0
1996 9890
1997 18 174
1998 19 963
1999 24 832
2000 22 787
2001 22 598
2002 16 686
2003 18 511
2004 19 177
2005 22 929

The 1996 figures represent the previously applied accounting policy and the former Group structure.

News 2005

- Net income of CHF 1.5 billion impacted by record natural catastrophe claims
- Continued excellent investment performance with return on investments of 5.7%
- Property & Casualty operating income decreased to CHF 1.0 billion, reflecting an extraordinary year for natural catastrophes
- Life & Health operating income grew by 26% to CHF 1.6 billion, reflecting higher realised gains and continuing good mortality experience
- Financial Services operating income grew 15% to CHF 366 million, driven by excellent performance in credit business
- Shareholders' equity increased 20% to CHF 22.9 billion, demonstrating Group's ability to remain financially very strong even after an extraordinary claim event
- Substantial dividend increase of 56% from CHF 1.60 to CHF 2.50 per share

Key figures

CHF millions unless otherwise stated	2004	**2005**	Change in %
Non-life business[1]			
Premiums earned	19219	**17242**	−10
Combined ratio, traditional business (in %)	97.0	**108.7**	
Life & Health business			
Premiums earned	10205	**10512**	3
Return on operating revenues (in %)	9.1	**9.6**	
Financial Services business			
Total revenues	1742	**1694**	−3
Total operating income	317	**366**	15
Group			
Premiums earned	29439	**27779**	−6
Net income	2475	**1451**	−41
Earnings per share (in CHF)	8.00	**4.68**	−42
Dividend per share (in CHF)	1.60	**2.50[2]**	56
Shareholders' equity	19177	**22929**	20
Return on investments (in %)	5.5	**5.7**	
Return on equity (in %)	13.6	**6.7**	
Number of employees[3]	8640	**8882**	3

[1] Including Property & Casualty, Risk Solutions and Credit Solutions
[2] Subject to approval at the Annual General Meeting on 21 April 2006
[3] Includes PRO Insurance Solutions

Share performance

Market information as of 24 February 2006	
Share price (in CHF)	94.60
Market capitalisation (in CHF millions)	29369

Performance	1996–24 February 2006 (p.a.)	2005
Swiss Re (in %)	5.0	21.1
Swiss Performance Index (in %)	10.7	35.6
DJ Europe STOXX Insurance Index (in %)	5.6	34.6


Share price in CHF (logarithmic scale)
Annual performance in %
200
100
50
20
100
75
50
25
0
−25
−50
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006*
— Swiss Re — Swiss Performance Index — DJ Europe STOXX Insurance Index

* Year to 24 February 2006

Letter to shareholders

Fellow shareholders, colleagues, ladies and gentlemen

2005 was a remarkable year for Swiss Re. We aligned our organisation more closely with our strategy and announced our largest acquisition to date. The Group's results were affected by extraordinary natural catastrophe claims, including Hurricane Katrina, the most devastating event in insurance history. Earnings were CHF 1.5 billion, or CHF 4.68 per share, resulting in a return on equity of 6.7%. This year demonstrated our ability to remain financially strong even after an exceptionally large claim event, drawing on the benefits of Swiss Re's diversified portfolio.

Property and specialty claims from natural perils reached a record CHF 3.1 billion. As a result, the combined ratio deteriorated by 11.7 percentage points compared to 2004. Life & Health saw strong underlying results and posted a 9.6% return on operating revenues, exceeding our target and contributing substantially to Group earnings. Financial Services earned CHF 366 million in operating income, with Credit Solutions a significant contributor reflecting rigorous credit risk management. Our return on investments was an excellent 5.7%, thanks to active management of durations, credit spreads and equity exposure. We extended our securitisation strategy, structuring and selling capital market instruments based on pools of future life insurance cash flows, extreme mortality risks and, more recently, indemnity-based credit reinsurance. The total value of insurance-linked securities issued by Swiss Re in 2005 and early 2006 amounted to USD 1.4 billion.

High-severity, low-frequency events like Hurricane Katrina are an integral part of our business; providing cover for natural catastrophes is fundamental to Swiss Re's value proposition. Our many years of experience in this area show that, despite considerable variability, this business is profitable over time. Current market conditions offer a competitive advantage to players like Swiss Re who have a strong balance sheet and the capacity to act as a net underwriter.

Natural catastrophes are not just loss events: they are terrible human tragedies. Our industry plays a critical role in enabling communities to rebuild and economies to grow. We encourage governments to seek ways to mitigate losses, including land use planning and building codes, in order to expand the capacity of the private sector to manage natural disaster risks.

The direct and reinsurance markets maintained attractive pricing levels throughout the year. The aftermath of Hurricane Katrina triggered a significant rise in natural catastrophe prices and reversed downward pressure in other lines of business. Swiss Re remains focused on profitability through strict underwriting and risk selection. This had the effect of reducing premiums in our non-life traditional treaty and facultative business by 5% in 2005. We are willing to accept reductions in volume where economic returns do not match our pricing and contract standards.

The realignment of the Group's management structure announced in June was completed ahead of schedule. The new structure brings us closer to our clients and sharpens our focus on underwriting quality, product development and risk transformation. Clients have reacted positively to this change and the benefits, in terms of operational efficiencies and product innovation, are already being felt.

State-of-the-art governance and comprehensive transparency are essential values to Swiss Re. We continuously review our risk management practices and, in 2005, strengthened them with an updated Assurance Framework. The framework clearly defines risk-assurance activities in our new organisation and helps us respond swiftly to changes in Swiss Re's risk landscape, particularly in the context of increased compliance requirements.

One recent major milestone was the announcement of the acquisition of GE Insurance Solutions (GEIS) on 18 November 2005. GEIS is the world's fifth largest reinsurer with a strong client franchise, providing Swiss Re with a complementary product range. The acquisition further diversifies our portfolio, provides benefits of enlarged earnings, and adds new talent to our global workforce. The combined entity will be the largest and most diversified reinsurer in the world, offering clients superior financial security. We are making good progress towards completing the transaction and securing the necessary regulatory approvals. We expect to close the acquisition by mid-2006 and have prepared an integration plan identifying key operational and strategic imperatives.

Shareholders expressed their full support for the GEIS transaction at an Extraordinary General Meeting (EGM) on 27 February 2006, approving the creation of authorised capital and the increase of conditioal capital to finance the acquisition. Since the transaction makes GE a significant shareholder in Swiss Re, shareholders also elected Dennis D. Dammerman, GE's former Vice Chairman of the Board, to our Board of Directors.

After successfully leading Swiss Re for three years and strengthening the Group's balance sheet, John Coomber was succeeded as Chief Executive Officer by Jacques Aigrain on 1 January 2006. We are delighted that John was also elected to our Board of Directors at the EGM. His wealth of experience and profound knowledge of Swiss Re make him an excellent addition to the Board. Jacques Aigrain joined Swiss Re as Head of Financial Services in June 2001 and was appointed Deputy Chief Executive Officer at the beginning of 2005. His achievements while leading Financial Services and his extensive experience in capital markets and corporate finance are essential credentials for leading the Group into a new phase of its development.

Phillip Colebatch retired as Head of Capital Management and Advisory on 31 January 2006. We thank Phillip for his exceptional contribution to making Swiss Re a prominent player in risk financing and securitisation.

As we announced on 25 August 2005, the Board of Directors will recommend increasing the dividend from CHF 1.60 per share in 2005 to CHF 2.50 per share in 2006. This reflects the Group's restored financial strength and the Board's confidence in future earnings.

Swiss Re's success depends on the skills and commitment of its employees. The recent organisational realignment and the planned integration of GEIS have demanded especially focused efforts; we sincerely appreciate our colleagues' ongoing contributions. The new structure puts our clients at the heart of our organisation. We thank them for their trust and confidence and our shareholders for their continued support.

Going forward, we will expand Swiss Re's franchise as a global leader in wholesale financial services, capturing the full potential of the market. As a leadership team, we have greatly enjoyed our close cooperation and look forward to the coming months during which we will implement our integration plan with the GEIS management and build on our successes to deliver strong and sustainable earnings.

Zurich, 2 March 2006

Peter Forstmoser
Chairman

Jacques Aigrain
Chief Executive Officer
as of 1 January 2006

Walter B. Kielholz
Executive Vice Chairman

John R. Coomber
Chief Executive Officer
until 31 December 2005

Group results

Net income of CHF 1.5 billion impacted by the magnitude of natural catastrophe losses during the year.

Premiums earned decreased by 6% to CHF 27.8 billion compared to 2004.

The Property & Casualty business reported premiums earned of CHF 16.4 billion, down 11% from 2004. The decrease was mainly due to disciplined underwriting, especially in liability business, leading to cancelled business, as well as lower demand for non-traditional products as clients' balance sheets improved.

Premiums in the Life & Health business increased by 3% to CHF 10.5 billion, mainly due to the full-year inclusion of two Admin Re℠ transactions completed during 2004. The increase was partly offset by the Queensgate securitisation, which increased retrocession premiums, otherwise the increase would have been 5%.

Premiums for the Credit Solutions unit of the Financial Services business remained stable at CHF 0.9 billion.

The Swiss franc remained relatively stable against the US dollar, the Euro and the British pound compared to 2004 average rates. As a result, the currency exchange effect on income and expense comparisons is immaterial in contrast to previous years.

The total investment result rose to CHF 6.6 billion in 2005, an increase of 11% compared to 2004.

Net investment income was CHF 5.4 billion, compared to CHF 4.9 billion in 2004 – a 10% rise over the previous year. This favourable development is a combination of the continuing attractive yields earned on fixed income securities as well as growth in invested assets due to strong operating cash flows.

Net realised investment gains were CHF 1.2 billion in 2005, driven by active management of duration and credit exposure on fixed income securities and a solid stream of capital gains on equities. This represents an increase of 12% compared to 2004.

Other revenues were CHF 286 million, an increase of 18% on 2004.

Trading revenues decreased to CHF 343 million from CHF 438 million during the same period last year. The decrease is mainly due to Swiss Re's reduced market risk exposure to structured and traded credit products.

Claims and claim adjustment expenses and life and health benefits increased from CHF 23.2 billion to CHF 23.7 billion, reflecting the impact of substantial natural catastrophe claims in the property and offshore marine portfolios in 2005. The increase in life and health benefits was mainly due to the full-year inclusion of the Admin Re℠ acquisitions completed during 2004.

Acquisition costs declined by 6% to CHF 5.9 billion in 2005 from CHF 6.3 billion in 2004. The reduction reflects lower premiums in the Property & Casualty business. The decrease in the Property & Casualty business was partly offset by the Life & Health business, due to full-year inclusion of the large Admin Re℠ transactions completed in 2004.

Amortisation of goodwill decreased by 1% compared to 2004.

Other operating costs and expenses were CHF 3.1 billion in 2005, an increase of 6% over 2004. Other operating costs and expenses for the Life & Health business increased due to the growth in Admin Re℠ business. Corporate Centre costs increased due to Group project activities and the globalisation of some functions previously carried out in the business functions.

The tax expense in 2005 was CHF 522 million. This represents an effective tax rate in 2005 of 26.5%, largely unchanged from 2004.

Net income was CHF 1.5 billion, compared to net income of CHF 2.5 billion in 2004, reflecting the impact of the large natural catastrophes during the year. Earnings per share decreased to CHF 4.68 from CHF 8.00 in 2004.

Net cash flows from operating activities remained strong at CHF 4.5 billion, although down from CHF 6.6 billion in 2005, attributable to lower premium volumes and increased claim payments due to the large natural catastrophe events.

Shareholders' equity increased from CHF 19.2 billion to CHF 22.9 billion. The increase was principally due to earnings over the year, unrealised gains on equity securities and the positive currency exchange effect generated by the recovery of the US dollar year-end rate versus the Swiss franc. Return on equity declined to 6.7% from 13.6% in 2004.

Income reconciliation

The following table reconciles the income from Swiss Re's segments and the operations of its Corporate Centre with the Group consolidated net income before tax.

Net realised gains or losses on certain financial instruments, amortisation of goodwill and other income and expenses – such as indirect taxes, capital taxes and interest charges – have been excluded in the assessment of each segment's performance.

Income reconciliation

CHF millions	2004	**2005**	Change in %
Operating income			
Property & Casualty business	2727	**1025**	–62
Life & Health business	1304	**1643**	26
Financial Services business	317	**366**	15
Total operating income	4348	**3034**	–30
Corporate Centre expenses	–343	**–401**	17
Items excluded from the segments:			
Net realised investment gains	26	**18**	–31
Amortisation of goodwill	–277	**–274**	–1
Other income/expenses	–387	**–404**	4
Net income before tax	3367	**1973**	–41

Investments

Return on investments achieved an excellent 5.7%, thanks to continuing active portfolio management and positive market conditions.

Asset management strategy
Swiss Re's investment strategy is a combination of meeting the Group's insurance obligations and achieving an attractive risk-adjusted return. Swiss Re principally matches its insurance obligations with fixed income securities, actively managing the duration and credit exposure taking into account the differing requirements of the liabilities. Funds not used to support insurance obligations are managed to generate a positive absolute risk-adjusted return through a variety of investment vehicles. Swiss Re measures and monitors investment risk in relation to the minimum risk portfolio, which represents the liability profile of the business, and also as a function of the Group's overall capital adequacy.

Investment performance
The overall investment result, including net realised gains, rose 11% in 2005 to CHF 6.6 billion. Net investment income increased by 10% to CHF 5.4 billion, as Swiss Re continued to earn attractive yields on its large fixed income portfolio.

Net realised gains rose by 12% to CHF 1.2 billion; Swiss Re's active investment approach contributed significantly to this growth by managing duration and credit exposure in the fixed income portfolio, and by moving equity holdings systematically from overvalued stocks, sectors or regions to more undervalued ones. Capital gains in other asset classes included the private equity fund of funds and the real estate portfolio.

The investment portfolio grew by 20%, from CHF 95.4 billion to CHF 114.9 billion; this was mostly due to currency movements and strong cash flows from operations and investments. The share of the portfolio in fixed income investments decreased from 90% to 89% of total holdings; publicly traded equity holdings increased from 6% to 7%; and other investments, mainly real estate and private equity holdings, remained stable at 4%.

Fixed income
The Federal Reserve Bank in the US continued to tighten monetary policy during 2005 by raising short-term interest rates in regular incremental steps. In the fourth quarter, the European Central Bank made a first step in the same direction, whereas the Bank of England lowered its base rate slightly. At the same time, yield curves continued to flatten in all major currencies. Swiss Re successfully navigated this environment, actively managing yield curve and interest rate risks to earn attractive returns while taking care to protect the portfolio against the risk of rapid rate rises.

The Group extended durations for most of its non-life fixed income accounts and the aggregate portfolio duration increased from 4.7 years at the end of 2004 to 5.7 years at the end of 2005, as mid-term yields in the US rose from 3.6% to 4.4% over the same period. Swiss Re successfully adjusted duration throughout the year as interest rates moved within their trading range.

Overall credit quality in Swiss Re's portfolio remained high, with investment grade ratings for 93% of the corporate bonds in the fixed income portfolio. Swiss Re nevertheless took a proactive approach to managing credit exposures in specific sectors. Towards the end of the first quarter, when credit spreads remained exceptionally tight, the Group sold USD 1 billion of mostly BBB-rated corpo-

CHF millions	2004	2005	Change in %
Net investment income	4857	**5352**	10
Fixed income	4131	**4603**	11
Equities	183	**164**	–10
Other asset classes	1021	**1193**	17
Investment expenses	–478	**–608**	27
Thereof: Management expenses	–145	**–148**	2
Net realised investment gains	1116	**1249**	12
Fixed income	227	**481**	112
Equities	667	**568**	–15
Other asset classes	222	**200**	–10
Total	5973	**6601**	11
Return on investments (in %)[1]	5.5	**5.7**	

[1] Return on investments is calculated using average foreign exchange rates. Based on investments measured at year-end foreign exchange rates, the return would be 5.8% in 2004 and 5.4% in 2005.

rate bonds in North America, largely from the life and health portfolios. Most of the proceeds went into higher-rated fixed income investments, including AAA-rated structured investments, mortgages, commercial/mortgage-backed securities and Federal Agency securities.

Swiss Re's fixed income portfolio rose to CHF 102 billion in 2005 from CHF 86 billion in 2004, due to the same factors that produced overall portfolio growth. Net investment income on the fixed income portfolio grew by 11% at constant exchange rates. Net realised gains were CHF 481 million, up from CHF 227 million in 2004.

Equities

Swiss Re enjoyed strong returns from publicly traded equities in 2005. Stock markets posted excellent gains, with Europe and Asia, in particular, outpacing the US. As an active, diversified investor, Swiss Re reduced its equity exposure to CHF 5.3 billion shortly before the end of 2004, in anticipation of a short-term market correction. The Group maintained a cautious stance early in 2005, but began rebuilding its exposure late in the second quarter. At year end, the equity portfolio amounted to CHF 8.4 billion.

Although Swiss Re continued to favour European and Asian equity markets, especially Japan, the Group also increased its US exposure, especially in energy and technology stocks.

Net realised investment gains on publicly traded equities decreased to CHF 568 million from CHF 667 million in 2004, whereas net unrealised gains on the balance sheet were CHF 1.1 billion, up from CHF 0.4 billion at the end of 2004.

Allocation of investments as of 31 December 2005
Total CHF 114.9 billion[1]



4% Real estate and other
7% Equities
89% Fixed income

Investments by currency as of 31 December 2005
Total CHF 114.9 billion[1]



5% Other
2% CHF
6% CAD
9% GBP
59% USD
19% EUR

[1] Excluding assets held for linked liabilities of CHF 14.7 billion

Investment expenses

Investment expenses increased from CHF 478 million to CHF 608 million, mainly due to the increase in interest credited to third parties as a result of securitisation transactions undertaken during the year.

Risk

Prudent risk management ensured that excellent investment results were achieved while financial market risk was maintained within established ranges. Average aggregate Value at Risk (VaR) usage in the investment portfolio remained stable.

Business outlook

Swiss Re expects to capture the full potential of the market through a continuing focus on profitability and product innovation.

Client focus and product developments
Increased client focus was one of the main drivers for the organisational realignment completed during 2005 and is already bearing fruit with clients reacting positively to Swiss Re's combined marketing activities for its Property & Casualty and Life & Health businesses.

The new organisation places strong emphasis on underwriting quality, product development and knowledge. The separation of Products and Client Markets, and the resulting product focus, ensure that underwriting quality standards are continually improved. New products are being developed which will further enhance the services the Group offers its clients. Swiss Re's Underwriting Development Programme continues to hire and train underwriters in order to reinforce these vital resources and meet growing demand in the emerging markets.

Business developments
The January 2006 renewals of Swiss Re's non-life reinsurance portfolio showed improvement in economic profit of approximately 7% and a premium volume increase of 1%. These results were achieved despite higher claims expectancy in natural catastrophes and casualty, higher client retentions and a shift towards higher layers.

In general, underwriting conditions were very attractive for most of the European business renewed in January. Property rates reflected the impact of natural catastrophe losses and rose from already high levels. Liability rates, while generally stable, did not rise as expected and Swiss Re was highly selective in underwriting profitable business. The renewal for credit and surety business was strong and Swiss Re further strengthened its leading position with key clients and market segments.

Offshore gulf energy and US hurricane accounts will renew later in the year, and Swiss Re anticipates pricing for these cat-exposed risks to be very favourable. Other property and specialty markets are likely to remain generally stable with local market-specific variations. For example, January renewals in Asia achieved excellent 23% growth with about half the treaty book renewing in January from predominantly emerging Asian markets. As the balance of business to be renewed is from more mature markets, Asian growth in the remainder of the year is expected to be lower.

Overall, Swiss Re expects to maintain a preferred position in an attractive market and to secure terms and conditions that outperform the market average. Swiss Re will maintain its strong global market position, continued focus on economic profit, and strict pricing discipline. Provided that large claims are within expected levels, Swiss Re anticipates its combined ratio, from 2006 January renewals, to be below 95%.

On the life and health side, the primary markets show increasing policyholder demand for a wide range of living and survival benefits. Swiss Re is developing new products with clients within appropriate risk sharing and risk management structures. New products being reviewed include a wider range of health products, longevity solutions and alternative solutions in the US to address regulatory reserving requirements and associated collateral needs for guaranteed term assurance products. The Group also continues to work with clients to respond to their capital management needs, including alternative structured reinsurance solutions and Admin Re^{SM}. The anticipated consolidation of the life insurance market is expected to provide a number of opportunities for further Admin Re^{SM} transactions.

The outlook for Financial Services remains positive. Swiss Re expects fee business to return to growth and increase its profitability in 2006. Swiss Re's third party asset management business should continue to expand its client base and provide increased fee-based earnings for Swiss Re under the Conning Asset Management brand. With the expansion to new markets and product lines in early 2006, the insurance-linked securities market is expected to continue its positive development with increased liquidity, new issuers and a more diversified investor base.

Financial targets
Swiss Re maintains its targets of earnings per share growth of 10% and return on equity of 13% over the cycle, reflecting the Group's commitment to grow returns for shareholders.

Risk and capital management

Swiss Re uses risk and capital management to ensure controlled risk taking and adequate capitalisation, and to maintain the financial flexibility to profit from attractive business opportunities.

Risk management
Controlled risk taking requires a strong risk management organisation and comprehensive risk management processes to identify, assess and control the Group's risk exposures.

Risk management principles
At Swiss Re, risk management is based on four guiding principles that are applied throughout the Group:

- Controlled risk taking: financial strength is important to Swiss Re's business. The Group's overall risk limits are clearly defined. Within these limits risk-taking activities target businesses that provide shareholders with attractive risk-adjusted returns.
- Clear accountability: Swiss Re operates on the principle of delegated authority. Business units are accountable for the risks they take and their incentives are aligned with Swiss Re's overall business objectives.
- Independent risk management function: to avoid conflicts of interest, dedicated specialised units monitor risk-taking activities.
- Open risk culture: risk transparency and responsiveness to change are integral to Swiss Re's risk control process. Swiss Re has institutionalised knowledge-sharing processes at all levels.

Swiss Re's risk governance aims to efficiently support these principles.

Integrated risk modelling
Swiss Re has developed its own internal integrated risk model, which is used to determine the capital required to support the risks on Swiss Re's books and allocate risk-taking capacity to lines of business. The model is continuously updated to reflect prevailing best practice.

Swiss Re's model is based on two important principles. Firstly, it uses an asset-liability management (ALM) approach, measuring the net impact of risk on the economic value of both assets and liabilities. Secondly, it adopts an integrated risk perspective, taking into account that a single risk factor can impact different sub-portfolios and different risk factors can exhibit dependencies.

The model generates a probability distribution for the Group's annual economic profit and loss, specifying the likelihood that profit or loss will fall within any given range. From this distribution a base capital requirement is derived that captures the potential for severe, but rare, aggregate losses over a one-year time horizon. The base capital requirement is then compared with available capital to determine the adequacy of Swiss Re's capitalisation.

One widely used measure for summarising the risk distribution and defining the base capital requirement is the 99% Value at Risk (VaR): a maximum loss likely to be exceeded in only one year out of a hundred. In addition to the overall Group 99% VaR, Table 1 gives the standalone 99% VaR for property and casualty, life and health, financial market, credit, and funding and liquidity risks. This clearly shows the diversification effect: the base capital requirement for the entire portfolio is smaller than the sum of the base capital requirements for the individual sub-portfolios.

Swiss Re's overall risk exposure remained broadly stable between mid-2004 and mid-2005. The increase in life and health risk was mainly due to currency movements. This increase also includes the acquisition of Life Assurance Holding Corporation Ltd in the UK in August 2004, and was moderated by the effect of the issue of the second mortality index-linked Vita security completed in April 2005, providing coverage of USD 362 million for extreme mortality events.

Swiss Re's exposure to market risk increased by 17%. The change in market risk is, among other factors, due to temporarily increased net exposure to interest rates, which derived in part from a change in the structure of the liabilities. The exposure to credit, and funding and liquidity risk decreased between mid-2004 and mid-2005. This was mainly due to an improving outlook for credit markets, particularly the more favourable rating trends. The funding and liquidity risk reflects risks arising from Swiss Re's use of letter of credit facilities. This risk arises from collateralisation obligations linked to Swiss Re's net asset value falling below a predefined threshold. This risk decreased as Swiss Re's financial strength improved between mid-2004 and mid-2005.

In addition to the 99% VaR, Swiss Re uses other statistical measures, including a 99% expected shortfall. This measures the average of losses that occur with a frequency of less than once in one hundred years. The 99% expected shortfall is a more conservative risk capital measure than 99% VaR. Based on mid-2005 exposure data, the Group's 99% expected shortfall amounted to CHF 15.6 billion and remained essentially unchanged compared to mid-2004 (CHF 15.5 billion).

Stress scenario analyses complement the integrated risk model by providing information on the economic implications of certain adverse situations.

Capital management

Capital management, like risk management, is one of Swiss Re's key tasks and is based on the following guiding principles:

- ensure the Group is adequately capitalised at all times and able to maintain financial strength after a large loss event;
- meet the capital requirements of Swiss Re's legal entities;
- actively manage the capital adequacy of the Group and its legal entities, taking into account internal economic and accounting views and rating agency and regulatory solvency models.

Capital Management seeks to maintain an optimal capital structure, giving Swiss Re financial flexibility at optimal funding costs. Swiss Re operates according to a "one Group, one capital base" principle when allocating funds.

Internal capital adequacy

Swiss Re determines the amount of economic capital it has available to cover adverse events as follows: first, it adjusts published shareholders' equity for unrealised gains and losses on the investment portfolio and for economic values on liabilities, to the extent that they are not on the published balance sheet. It then deducts goodwill, and adds capital items that meet the underlying principles of loss absorbency and permanence, such as hybrid capital and equalisation reserves. The tax impact on the valuation adjustments is shown separately. These figures are shown in Table 2.

Table 1: **Base capital requirement using one year 99% VaR**

CHF billions	Mid-2004[1]	**Mid-2005[2]**	% change
Property and casualty	5.5	**5.5**	0
Life and health	1.7	**1.8**	8
Financial market	4.9	**5.7**	17
Credit	1.7	**1.5**	−12
Funding and liquidity	0.7	**0.1**	−84
Simple sum	14.5	**14.6**	
Diversification effect	4.3	**4.7**	
Swiss Re Group	10.2	**9.9**	−3

[1] As disclosed in the Annual Report 2004

[2] Between mid-2004 and mid-2005 there have been a few model improvements and data enhancements. They include enhanced models for natural catastrophes, improved modelling of the specific characteristics of securitisations and an improved simulation methodology for credit spread and credit migration risk.

Table 2: ***Calculation of available capital***

CHF billions	Mid-2004	**Mid-2005**
Shareholders' equity	19.4	**22.0**
Mark-to-market adjustments on investments[1]	0.5	**1.8**
Non-life and life and health valuation adjustments[2]	9.0	**8.5**
Equalisation reserves	1.4	**1.2**
Hybrid capital	3.4	**4.4**[3]
Goodwill	−2.8	**−2.6**
Tax[4] and other	−2.5	**−2.7**
Available capital	28.4	**32.6**

[1] Includes fixed income securities (excluding fixed income securities backing life and health reserves), investments in real estate, and own-use property

[2] Includes discounting of non-life reserves, life and health's value not recognised in the balance sheet, and other

[3] Includes EUR 672 million mandatory convertible security issued in July 2004, which received full equity credit from Moody's and Standard & Poor's

[4] Tax impact on the above adjustments

Dividing the available capital of CHF 32.6 billion by the base capital requirement of CHF 9.9 billion based on 99% VaR gives a capital adequacy ratio (CAR) of 329% at 30 June 2005, compared to 278% on 30 June 2004. This CAR improvement is mainly due to an increase in available capital from CHF 28.4 billion to CHF 32.6 billion. This increase is a result of positive earnings, a strengthening of foreign currencies, higher unrealised gains and the issuance of the mandatory convertible security. In the same period, the amount of underlying capital required fell from CHF 10.2 billion to CHF 9.9 billion. As a consequence of this development, Swiss Re's capital position measured by internal capital adequacy has further improved compared to 2004.

Financial strength is a central component of Swiss Re's client franchise and therefore of the Group's value proposition. Swiss Re targets a capital level well in excess of 100% of the required capital based on the 99% VaR. This reflects Swiss Re's goal to remain financially strong, even after a large loss event. In addition, the Group has to allow for external constraints from rating agencies and regulators.

Rating agencies' models differ in a number of areas from Swiss Re's economic balance sheet: for instance, they do not give quantitative credit for diversification or full credit for life and health embedded value. Nevertheless, the trend of their specific capital adequacy ratios is similar to Swiss Re's internal model.

Swiss Re's financial strength ratings[1, 2]

	S&P	Moody's	A.M. Best
Rating	AA	Aa2	A+

[1] As of 1 March 2006

[2] Following the announcement of the GE Insurance Solutions acquisition, S&P placed Swiss Re on CreditWatch negative, Moody's on review for possible downgrade and A.M. Best under review with negative implications. These developments are typical when large acquisitions are announced and reflect rating agencies' views with regard to execution risk.

Regulatory developments

The new Swiss Insurance law will be effective as of 1 January 2006 and will cover Swiss Re's legal entities domiciled in Switzerland as well as the entire Group. Swiss Re has already been subject to, and complied with, the 2005 Federal Office of Private Insurance (FOPI) provisions for group supervision based on a decree signed by Swiss Re and FOPI at the end of 2004.

The acquisition of GE Insurance Solutions requires regulatory approval or notification in different jurisdictions. Swiss Re has been discussing details of the transaction and providing requested information to the main regulators in this context. Full approval from the various regulatory authorities has not yet been received.

Group Treasury activities in 2005

During 2005 Swiss Re repaid USD 180 million and GBP 150 million of senior financial leverage.

Swiss Re successfully renewed its USD 5 billion European Medium Term Note (EMTN) programme with dual registration on the Euro MTF in Luxembourg and on the SWX Swiss Exchange. The latter, a market innovation, allowed Swiss Re to access funding opportunities in the Swiss market most efficiently. As of the end of December 2005, outstanding EMTN issues amounted to an aggregate book value of USD 2.0 billion.

Swiss Re also has access to the US commercial paper market to meet liquidity requirements, currently having a USD 1.5 billion programme in place, as well as back-up credit lines and letter of credit facilities from several major banks.

In December 2005, Swiss Re launched a CHF 1.0 billion mandatory convertible security. Similar to the 2004 mandatory convertible, the issue receives 100% equity credit from the rating agencies. Net proceeds of the private offering are available to fund the acquisition of GE Insurance Solutions and for general corporate purposes. The shares underlying the mandatory convertible security are sourced from conditional share capital and shares reserved for corporate purposes.

Outlook

Besides monitoring and managing Swiss Re's risk landscape to achieve an optimal risk/return profile, the focus of risk management activities in 2006 will be on several important areas: monitoring the integration of GE Insurance Solutions into Swiss Re's risk management processes; continuing to play a leading role in industry discussions on emerging risks; and continuing to lead the dialogue with regulators on ongoing developments, such as the Solvency II project at the European level and the Swiss Solvency Test at the Swiss level.

In connection with the financing of the GE Insurance Solutions transaction, Swiss Re is raising up to USD 7.5 billion in new capital of which GE, based on certain provisions of the transaction agreement, has agreed to take up to USD 3.9 billion. Apart from the CHF 1.0 billion mandatory convertible security issued in December 2005, Swiss Re plans to raise USD 2.0 billion in hybrid debt securities and to issue new shares to the capital markets. Exact terms will be announced at the time of these offerings.

The full version of Risk and capital management can be found in the Business Report 2005.

Financial years 1997–2005

CHF millions	1997	1998	1999	2000	2001	2002	2003	2004	**2005**
Income statement									
Revenues									
Premiums earned	15862	16727	18051	22081	25219	29058	30740	29439	**27779**
Net investment income	2995	3131	3846	4802	5765	5494	4606	4857	**5352**
Net realised investment gains/losses	1281	2509	3588	4275	2665	–730	376	1116	**1249**
Trading revenues						228	472	438	**343**
Other revenues	143	286	246	395	455	365	236	243	**286**
Total revenues	20281	22653	25731	31553	34104	34415	36430	36093	**35009**
Expenses									
Claims and claim adjustment expenses	–8057	–8514	–9333	–12153	–16266	–14485	–14898	–13853	**–14178**
Life and health benefits	–4185	–4881	–6200	–7478	–8532	–10084	–9085	–9331	**–9521**
Acquisition costs	–3767	–3661	–3973	–4883	–5658	–6220	–6854	–6325	**–5938**
Amortisation of goodwill	–75	–91	–211	–310	–368	–350	–315	–277	**–274**
Other operating costs and expenses	–1940	–2698	–2785	–3074	–3384	–3240	–2942	–2940	**–3125**
Total expenses	–18024	–19845	–22502	–27898	–34208	–34379	–34094	–32726	**–33036**
Income/loss before income tax expense	2257	2808	3229	3655	–104	36	2336	3367	**1973**
Income tax expense	–480	–647	–783	–689	–61	–127	–634	–892	**–522**
Net income/loss on ordinary activities	1777	2161	2446	2966	–165	–91	1702	2475	**1451**
Extraordinary income			450						
Extraordinary charges			–450						
Net income/loss	1777	2161	2446	2966	–165	–91	1702	2475	**1451**
Balance sheet									
Assets									
Investments	62725	69589	85684	89584	95888	86728	90653	108023	**129571**
Other assets	28657	38748	44516	53056	74342	75129	79045	76417	**89576**
Total assets	91382	108337	130200	142640	170230	161857	169698	184440	**219147**
Liabilities									
Unpaid claims and claim adjustment expenses	41876	45866	54072	59600	68618	62652	63474	61619	**71272**
Liabilities for life and health policy benefits	9963	15143	23279	29300	41370	37269	37244	43239	**49579**
Unearned premiums	3691	3174	4251	6131	6399	6754	6457	5748	**6491**
Other liabilities	13757	19142	18819	19764	24200	32833	39205	49361	**63024**
Long-term debt	3921	5049	4947	5058	7045	5663	4807	5296	**5852**
Total liabilities	73208	88374	105368	119853	147632	145171	151187	165263	**196218**
Shareholders' equity	18174	19963	24832	22787	22598	16686	18511	19177	**22929**
Earnings/losses per share in CHF	5.90[1]	7.35[1]	8.55[1]	10.39[1]	–0.57	–0.29	5.48	8.00	**4.68**

[1] Adjusted by 20-for-1 share split

Cautionary note on forward-looking statements

Certain statements and illustrations contained herein are forward-looking. These statements and illustrations provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to a historical fact or current fact. Forward-looking statements typically are identified by words or phrases such as "anticipate", "assume", "believe", "continue", "estimate", "expect", "foresee", "intend", "may increase" and "may fluctuate" and similar expressions or by future or conditional verbs such as "will", "should", "would" and "could". These forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause Swiss Re's actual results, performance, achievements or prospects to be materially different from any future results, performance, achievements or prospects expressed or implied by such statements. Such factors include, among others:

- the impact of future investments, acquisitions or dispositions, and any delays, unexpected costs or other issues experienced in connection with any such transaction, including the ability to efficiently and effectively integrate the GE Insurance Solutions operations into our own;
- cyclicality of the reinsurance industry;
- changes in general economic conditions, particularly in our core markets;
- uncertainties in estimating reserves;
- the performance of financial markets;
- expected changes in our investment results as a result of the changed composition of our investment assets or changes in our investment policy;
- the frequency, severity and development of insured claim events;
- acts of terrorism and acts of war;
- mortality and morbidity experience;
- policy renewal and lapse rates;
- changes in rating agency policies or practices;
- the lowering or withdrawal of one or more of the financial strength or credit ratings of one or more of our subsidiaries;
- changes in levels of interest rates;
- political risks in the countries in which we operate or in which we insure risks;
- extraordinary events affecting our clients, such as bankruptcies and liquidations;
- risks associated with implementing our business strategies;
- changes in currency exchange rates;
- changes in laws and regulations, including changes in accounting standards and taxation requirements; and
- changes in competitive pressures.

These factors are not exhaustive. We operate in a continually changing environment and new risks emerge continually. Readers are cautioned not to place undue reliance on forward-looking statements. We undertake no obligation to publicly revise or update any forward-looking statements, whether as a result of new information, future events or otherwise.

Information

Important dates
11 April 2006
Disclosure of embedded value 2005

21 April 2006
142nd Annual General Meeting

26 April 2006
Payment of dividend

4 August 2006
Interim results

Contact addresses
Investor Relations
Stefan Senn
Telephone +41 43 285 4444
Fax +41 43 285 5555
investor_relations@swissre.com

Public Relations/Media
Henner Alms
Telephone +41 43 285 7171
Fax +41 43 285 2023
media_relations@swissre.com

Share Register
Karl Haas
Telephone +41 43 285 3294
Fax +41 43 285 3480
share_register@swissre.com

Title:
Annual Report 2005
Summary

Original version in English

The Annual Report 2005 summary is also available in German and French.

The Annual Report 2005 is available in English, German and French.

The web version of the Annual Report 2005 is available at:
www.swissre.com/annualreport

Order no: 1490857_06_en

CCHCC, 3/06, 5000 en

Swiss Reinsurance Company
Mythenquai 50/60
P.O. Box
8022 Zurich
Switzerland

Telephone +41 43 285 2121
Fax +41 43 285 2999
www.swissre.com

Swiss Re reports net income of CHF 1.5 billion
Shareholders equity increases 20% to CHF 22.9 billion
Dividend up 56% at CHF 2.50 per share

Contact:

Media Relations, Zurich
Telephone +41 43 285 7171

Corporate Communications, New York
Telephone +1 212 317 5640

Investor Relations, Zurich
Telephone +41 43 285 4444

Swiss Reinsurance Company
Mythenquai 50/60
P.O. Box
CH-8022 Zurich

Telephone +41 43 285 2121
Fax +41 43 285 2999
www.swissre.com

Zurich, 2 March 2006: Swiss Re reported net income of CHF 1.5 billion for 2005. In a year characterised by record natural catastrophe events, the underlying business performed well, including an excellent return on investment of 5.7%.

Jacques Aigrain, Swiss Re's Chief Executive Officer said: "2005 has been a year of contrasts. Swiss Re has benefited from its well diversified business to absorb an unparalleled sequence of exceptionally large natural catastrophe events."

In 2005, Swiss Re digested CHF 3.0 billion in large natural catastrophe claims, up from CHF 1.2 billion in 2004. The combined ratio for Swiss Re's entire non-life business was 108.7%. Premiums earned declined 6% to CHF 27.8 billion, as Swiss Re continued to focus on profitability rather than volume growth. The investment result increased 11% to CHF 6.6. billion, achieving an excellent 5.7% return on investment.

The increased impact in 2005 of natural catastrophe claims, after releases from equalisation reserves, was CHF 1.1 billion after tax. Net income was CHF 1.5 billion compared with CHF 2.5 billion in 2004. Despite the largest claims on record for natural catastrophe events, shareholders' equity increased 20% to CHF 22.9 billion, underlining the benefits of Swiss Re's large and well diversified business. Reflecting both lower net income and increased shareholders' equity, return on equity declined to 6.7%.

Underlying business performing well despite large NatCat events

The performance of the Property & Casualty business reflected the extraordinary year for natural catastrophes claims. Consequently, the operating income declined to CHF 1.0 billion. Premiums earned declined 11% to CHF 16.4 billion. The reduction in volume was due both to Swiss Re's actions to cut business not meeting its pricing requirements as well as to clients retaining more of their business in 2005.

The Life & Health business increased its return on operating revenues to 9.6%. The operating result increased by 9% to

CHF 1.3 billion, benefiting from continuing good mortality experience. Premiums earned grew 3% to CHF 10.5 billion, reflecting lower growth in the mature markets and strong growth in Asia.

As announced in June 2005, Risk Solutions has been transferred to Property & Casualty. Financial Services, including Credit Solutions, Capital Management & Advisory and Asset Management, grew its operating income by 15% to CHF 366 million. Credit Solutions performed particularly well with an excellent combined ratio of 81.1% in 2005. Total revenues were flat at CHF 1.7 billion.

Swiss Re's excellent investment performance was achieved across all asset classes. Overall the investment result increased 11% to CHF 6.6 billion, with strong returns from the fixed income portfolio and a 12% increase in net realised gains on both the fixed income and equity portfolios.

Acquisition of GE Insurance Solutions well on track
The regulatory and antitrust approval process for the acquisition of GE Insurance Solutions is progressing towards closing by midyear 2006. The financing for the transaction received shareholder approval at the Extraordinary General Meeting on 27 February 2006.

Outlook: Swiss Re affirms its targets
Swiss Re affirms its targets over the cycle: it expects to achieve earnings per share growth of 10% per annum and a return on equity average of 13% over the cycle.

As 2005 has proven, size and diversification are crucial for absorbing insurance risk volatility. With the acquisition of GE Insurance Solutions, Swiss Re will become the largest and best diversified reinsurer, building on an excellent base to sustainably grow earnings.

Dividend increase by 56%
The Board of Directors will recommend to the Annual General Meeting on 21 April 2006 a 56% increase in dividend to CHF 2.50 per share, reflecting the Group's financial strength and the Board's confidence in Swiss Re's future earnings.

Media conference and Analysts' meeting
Swiss Re will hold a Media conference this morning at 10.30 (CET) and will later hold an Analysts' meeting at 14.00 (CET).

Notes to editors

Swiss Re

Swiss Re is one of the world's leading reinsurers and the world's largest life and health reinsurer. The company operates through more than 70 offices in over 30 countries. Swiss Re has been in the reinsurance business since its foundation in Zurich, Switzerland, in 1863. Swiss Re offers a wide variety of products to manage capital and risk. Traditional reinsurance products, including a broad range of property and casualty as well as life and health covers and related services, are complemented by insurance-based corporate finance solutions and supplementary services for comprehensive risk management. Swiss Re currently has the following ratings: (i) from Standard & Poor's: long-term counterparty credit, financial strength and senior unsecured debt ratings of "AA (CreditWatch negative)", and a short-term counterparty credit rating of "A-1+", (ii) from Moody's: insurance financial strength and senior debt ratings of "Aa2" (on review for possible downgrade), and a short-term rating of "P-1" and (iii) from A.M. Best: a financial strength rating of A+ (superior) (under review with negative implications).

Cautionary note on forward-looking statements

No statements made herein regarding earnings enhancements or otherwise are profit forecasts, and no statements made herein should be interpreted to mean that Swiss Re's earnings or earnings per share for 2006, 2007 or any subsequent period will necessarily match or exceed the historical published earnings per share of Swiss Re.

Certain statements contained herein are forward-looking. These statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to a historical fact or current fact. Forward-looking statements typically are identified by words or phrases such as "anticipate", "assume", "believe", "continue", "estimate", "expect", "foresee", "intend", "may increase" and "may fluctuate" and similar expressions or by future or conditional verbs such as "will", "should", "would" and "could." These forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause Swiss Re's actual results, performance, achievements or prospects to be materially different from any future results, performance, achievements or prospects expressed or implied by such statements. Such factors include, among others:

- the impact of future investments, acquisitions or dispositions, and any delays, unexpected costs or other issues experienced in connection with any such transaction, including the ability to efficiently and effectively integrate the GE Insurance Solutions operations into our own;
- cyclicality of the reinsurance industry;
- changes in general economic conditions, particularly in our core markets;
- uncertainties in estimating reserves;
- the performance of financial markets;
- expected changes in our investment results as a result of the changed composition of our investment assets or changes in our investment policy;
- the frequency, severity and development of insured claim events;
- acts of terrorism and acts of war;
- mortality and morbidity experience;
- policy renewal and lapse rates;
- changes in rating agency policies or practices;
- the lowering or withdrawal of one or more of the financial strength or credit ratings of one or more of our subsidiaries;
- changes in levels of interest rates;
- political risks in the countries in which we operate or in which we insure risks;
- extraordinary events affecting our clients, such as bankruptcies and liquidations;
- risks associated with implementing our business strategies;
- changes in currency exchange rates;
- changes in laws and regulations, including changes in accounting standards and taxation requirements; and
- changes in competitive pressures.

These factors are not exhaustive. We operate in a continually changing environment and new risks emerge continually. Readers are cautioned not to place undue reliance on forward-looking statements. We undertake no obligation to publicly revise or update any forward-looking statements, whether as a result of new information, future events or otherwise.